File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

Hartford Life Insurance Company

Hartford Life and Annuity Insurance Company

Hartford Life Insurance Company Separate Account Three

Hartford Life and Annuity Insurance Company Separate Account Three

Hartford Life Insurance Company Separate Account Seven

Hartford Life and Annuity Insurance Company Separate Account Seven

 HIMCO Variable Insurance Trust

Hartford Investment Management Company

P.O. Box 2999

Hartford, CT 06104-2999

Notice and Order to:

Lisa Proch, Esq.

Vice President, Assistant General Counsel

Hartford Life Insurance Company

P.O. Box 2999

Hartford, CT 06104-2999

Communications and Copies of Notice and Order to:

Stephen E. Roth, Esq.

Dodie Kent, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: April 21, 2015

This document contains a total of 158 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

Hartford Life Insurance Company

Hartford Life and Annuity Insurance Company

Hartford Life Insurance Company Separate Account Three

Hartford Life and Annuity Insurance Company Separate Account Three

Hartford Life Insurance Company Separate Account Seven

Hartford Life and Annuity Insurance Company Separate Account Seven

HIMCO Variable Insurance Trust

Hartford Investment Management Company

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

P.O. Box 2999

Hartford, CT 06104-2999

File No. 812-

Hartford Life Insurance Company (“Hartford Life”), Hartford Life and Annuity Insurance Company (“Hartford Life and Annuity,” and together with Hartford Life, the “Hartford Insurance Companies”), and Hartford Life Insurance Company Separate Account Three (“HL Separate Account 3”), Hartford Life and Annuity Insurance Company Separate Account Three (“HLA Separate Account 3”), Hartford Life Insurance Company Separate Account Seven (“HL Separate Account 7”), and Hartford Life and Annuity Insurance Company Separate Account Seven (“HLA Separate Account 7”) (collectively, the “Separate Accounts,” and together with the Hartford Insurance Companies, the “Section 26 Applicants”) request that the Securities and Exchange Commission (“Commission”), pursuant to this application (this “Application”), issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of certain investment portfolios (each, an “Existing Portfolio,” and collectively, the “Existing Portfolios”) of twelve (12) registered investment companies(1) with

(1)  (1) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 33-57340); (2) AllianceBernstein Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647); (3) American Century Variable Portfolios, Inc. (File Nos. 811-05188; 033-14567); (4) American Funds Insurance Series (File Nos. 811-03857; 002-86838); (5) Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010); (6) Fidelity Variable Insurance Products Fund V (File Nos. 811-05361; 033-17704); (7) Franklin Templeton Variable Insurance Products Trust (File Nos. 811-05583; 033-23493); (8) Lord Abbett Series Fund, Inc. (File Nos. 811-05876; 033-31072); (9) MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668); (10) Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177); (11) Pioneer Variable Contracts Trust /MA/ (File Nos. 811-08786; 033-84546); and (12) Universal Institutional Funds, Inc. (File Nos. 811-07607; 333-03013).

shares of eight (8) investment portfolios (each, a “Replacement Portfolio,” and collectively, the “Replacement Portfolios”) of HIMCO Variable Insurance Trust(2) (the “Trust”), under certain variable annuity contracts (the “Contracts”), each funded through the Separate Accounts.(3)  The Existing Portfolios and Replacement Portfolios, or any combination thereof, are referred to herein as the “Portfolios.”  The proposed substitutions are each referred to as herein a “Substitution” and collectively referred to as the “Substitutions.”(4)

The Section 26 Applicants, the Trust, and Hartford Investment Management Company (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming securities issued by the Existing Portfolios wholly or partly in-kind and using the portfolio securities received from the Existing Portfolios to purchase securities issued by the corresponding Replacement Portfolios.

This Application has been filed with the Commission concurrently with another application (File No. 812-          ) (the “Concurrent Application”) for an order of approval pursuant to Section 26(c) of the 1940 Act, as well as an order of exemption pursuant to Section 17(b) of the 1940 Act, approving the substitution of shares of other investment portfolios under certain variable annuity contracts, each funded through the Separate Accounts, with shares of certain other investment portfolios of the Trust.  Unless otherwise noted in this Application, the terms “Existing Portfolio(s),” “Replacement Portfolio(s),” “Contract(s),” and “Substitution(s)” do not include the portfolios, contracts, and substitutions affected by the Concurrent Application.  Based on informal discussions with the staff of the Commission (the “Staff”), the Application and the Concurrent Application have been filed separately solely for the purpose of facilitating the Staff’s review.  The Substitutions set forth in this Application would be effected by the Hartford Insurance Companies in conjunction with the substitutions set forth in the Concurrent Application.  Accordingly, to detail the full scope of all substitutions proposed by the Hartford Insurance Companies, certain sections of this Application, as noted below, incorporate information from the Concurrent Application.

I.                DESCRIPTION OF THE HARTFORD INSURANCE COMPANIES, THE SEPARATE ACCOUNTS AND THE CONTRACTS

A.            Hartford Life

Hartford Life is a stock life insurance company that was originally incorporated under the laws of the Commonwealth of Massachusetts on June 5, 1902 and was subsequently re-domiciled in

(2)  File Nos. 811-22954; 333-194995.

(3)  See Sections I.C. and I.D., infra, for a description of the Separate Accounts and the Contracts, respectively.

(4)  See Sections IV.A., infra, for a table listing the Existing Portfolios and corresponding Replacement Portfolios.

the state of Connecticut.  Hartford Life was engaged in the business of writing individual and group life insurance and annuity contracts until April 30, 2013, and remains authorized to do business in all states of the United States and the District of Columbia.  Hartford Life is an indirect, wholly-owned subsidiary of The Hartford Financial Services Group, Inc. (“The Hartford”), a Delaware corporation whose stock is traded on the New York Stock Exchange.  As of December 31, 2014, Hartford Life had GAAP assets of approximately $191.775 million.

B.            Hartford Life and Annuity

Hartford Life and Annuity is a stock life insurance company that was originally incorporated under the laws of the Commonwealth of Wisconsin on January 9, 1956 and was subsequently re-domiciled in the state of Connecticut.  Hartford Life and Annuity was engaged in the business of writing individual and group life insurance and annuity contracts until April 30, 2013, and remains authorized to do business in all states of the United States (except New York), the District of Columbia and Puerto Rico.  Hartford Life and Annuity is an indirect wholly-owned subsidiary of The Hartford.  As of December 31, 2014, Hartford Life and Annuity had statutory assets of approximately $47.246 million.

C.            The Separate Accounts

Hartford Life established HL Separate Account 3 and HL Separate Account 7 as segregated asset accounts under Connecticut law on June 22, 1994 and December 8, 1986, respectively.  Hartford Life serves as depositor for HL Separate Account 3 and HL Separate Account 7.  Hartford Life and Annuity established HLA Separate Account 3 and HLA Separate Account 7 as segregated asset accounts under Connecticut law on June 22, 1994 and April 1, 1999, respectively.  Hartford Life and Annuity serves as depositor for HLA Separate Account 3 and HLA Separate Account 7.  Each of the Separate Accounts meets the definition of “separate account,” as defined in Section 2(a)(37) of the 1940 Act.  The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts.(5)  The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts.

Hartford Life is the legal owner of the assets in HL Separate Account 3 and HL Separate Account 7.  Hartford Life and Annuity is the legal owner of the assets in HLA Separate Account 3 and HLA Separate Account 7.  The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of the Hartford Insurance Companies.  The Separate Accounts are segmented into subaccounts, and certain of these subaccounts invest in the Existing Portfolios.  Each subaccount’s income, gains and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains or losses of the remaining subaccounts or of the Hartford Insurance Companies.

(5)  See File No. 811-08584 (HL Separate Account 3); File No. 811-08580 (HLA Separate Account 3); File No. 811-04972 (HL Separate Account 7); File No. 811-09295 (HLA Separate Account 7).  Pursuant to Rule 0-4(a) under the 1940 Act, the Section 26 Applicants hereby incorporate by reference these registration statements to the extent necessary to supplement the description and representations contained herein.

All of the subaccounts investing in the Existing Portfolios that are currently available for the allocation of premium payments and transfer of Contract value under the Contracts will continue to be available until the time the Substitutions occur.(6)  Certain riders available under some of the Contracts restrict or limit the subaccounts to which the Contract owner may allocate premium payments or Contract value.  In the event a Contract Owner invests in an ineligible subaccount or exceeds the limits, some or all of the rider’s benefits will be automatically terminated.

D.            The Contracts

The Contracts are individual and group deferred variable annuity contracts, with group participants acquiring certain ownership rights as described in the group contract or plan documents.  Contract owners and participants in group contracts (each, a “Contract owner,” and collectively, “Contract owners”) may allocate some or all of their Contract value to one or more subaccounts available as investment options under their respective Contracts and any rider(s).  Each subaccount corresponds to a portfolio of an underlying registered open-end management investment company in which the Separate Account invests.  Additionally, a Contract owner may also allocate some or all of his or her Contract value to any available fixed account investment options, each of which is supported by assets of the Hartford Insurance Companies’ respective general accounts.

By the terms of the Contracts (and as set forth in the prospectuses for the Contracts), Contract owners may transfer Contract value among subaccounts, subject to the restrictions of their respective Contracts and any effective riders thereto.  Each Contract owner is currently permitted to make one (1) “Subaccount Transfer”(7) per “Valuation Day”(8) by Voice Response Unit, the Internet, or telephone until they reach the maximum of twenty (20) Subaccount Transfers per Contract year.  Once that maximum is reached, he or she may submit additional Subaccount Transfers in writing through U.S. Mail or overnight delivery.  The Hartford Insurance Companies may impose additional restrictions, including transfer charges on Subaccount Transfers, although the Hartford Insurance Companies do not currently assess a charge on Subaccount Transfers. In addition, the Hartford Insurance Companies have market timing policies and procedures that may operate to limit transfers.

The Contracts are registered under the Securities act of 1933, as amended (the “1933 Act”), on Form N-4, but are no longer for sale.  The Hartford Insurance Companies discontinued sales of the Contracts in 2013.  The Hartford Insurance Companies administer the Contracts as parts of certain “suites” of variable annuity contracts (the “Suites”), each Suite having particular sales charges (if any), fees and/or investment options.  Moreover, within each Suite, the Hartford Insurance Companies offered a base contract and multiple variations thereof.  The variations of the base contract may include additional, fewer or different investment options, as well as different sales charges (if any) and/or different fees.

(6)  The subaccounts investing in the Invesco V.I. Core Equity Fund and the MFS Research International Series are currently not available for the allocation of premium payments or transfers of Contract value under the Contracts.

(7)  A “Subaccount Transfer” is any transaction requested by the Contract owner that involves reallocating part or all of his or her Contract value among the available subaccounts.  Contract owners may transfer Contract value out of one or more subaccounts into a single subaccount or multiple subaccounts, and those transactions will count as a single subaccount transfer if done on the same Valuation Day.

(8)  A “Valuation Day” is any day that the New York Stock Exchange is open for trading.

The table below lists the Contracts affected by the Substitutions proposed in this Application and/or the Concurrent Application.

Suite	Separate Account (1940 Act File No.)	1933 Act File No.	Contract/ Class Identifier	Contract (Marketing Name)
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (811-08584)	033-80738	C000005735	Select Dimensions I
		333-35000	C000005742	Hartford Select Leaders I/IR
		333-52711	C000005734	Select Dimensions Asset Manager I/IR
		333-69493	C000005743	Select Dimensions II/IIR
		333-101927	C000005740	Hartford Select Leaders II/IIR/III/IV
		333-102625	C000005741	Hartford Select Leaders Outlook I/II
		333-119414	C000059350	AmSouth Variable Annuity M
			C000059351	Classic Director M
			C000059352	Director M Platinum
			C000059353	Director M Ultra
			C000059354	Fifth Third Director M
			C000005733	The Director M
			C000059355	The Director M Select
			C000059356	The Huntington Director M
			C000059357	Wells Fargo Director M
		333-119415	C000005737	The Director M Edge
		333-119417	C000059361	AmSouth Variable Annuity M Outlook
			C000059362	Classic Director M Outlook
			C000059363	Director M Platinum Outlook
			C000059364	Huntington Director M Outlook
			C000005739	The Director M Outlook
			C000059365	The Director M Select Outlook
			C000059366	Wells Fargo Director M Outlook
		333-119419	C000005736	Director M Access
		333-119422	C000059359	AmSouth Variable Annuity M Plus
			C000005738	The Director M Plus
			C000059360	The Director M Select Plus
		333-136543	C000037958	The Director
	HLA Separate Account 3 (811-08580)	033-80732	C000006000	Select Dimensions I
		333-34998	C000006007	Hartford Select Leaders I/IR
		333-52707	C000005999	Select Dimensions Asset Manager I/IR
		333-69491	C000006008	Select Dimensions II/IIR
		333-102628	C000006006	Hartford Select Leaders Outlook I/II
		333-119416	C000006003	The Director M Plus
		333-119418	C000005998	The Director M
			C000059358	Wells Fargo Director M
		333-119420	C000006002	The Director M Edge
		333-119421	C000006004	The Director M Outlook
			C000059367	Wells Fargo Director M Outlook
		333-119423	C000006001	Director M Access
		333-101928	C000006005	Hartford Select Leaders II/IIR/III/IV
		333-136545	C000037959	The Director

Suite	Separate Account (1940 Act File No.)	1933 Act File No.	Contract/ Class Identifier	Contract (Marketing Name)
Leaders I	HL Separate Account 7 (811-04972)	333-40414	C000005822	Hartford Leaders Outlook I/IR
			C000059452	Classic Hartford Leaders Outlook I
			C000059453	Hartford Leaders Elite Outlook Series I/IR
			C000059454	Hartford Leaders Solution Outlook Series I/IR
			C000059455	Huntington Hartford Leaders Outlook Series I
			C000059456	Nations Outlook Variable Annuity Series I/IR
		333-68463	C000005820	Hartford Leaders Edge I/IR
		333-69475	C000059423	Hartford Leaders Elite Series I/IR
			C000005831	Hartford Leaders I/IR
			C000059424	Hartford Leaders Solution Series I/IR
		333-70153	C000005819	Hartford Leaders Access I/IR
		333-91927	C000059437	Hartford Leaders Elite Plus Series I/IR
			C000005821	Hartford Leaders Plus I/IR
			C000059438	Hartford Leaders Solution Plus Series I/IR
	HLA Separate Account 7 (811-09295)	333-40410	C000005963	Hartford Leaders Outlook I/IR
			C000059457	Hartford Leaders Elite Outlook Series I/IR
			C000059458	Hartford Leaders Solution Outlook Series I/IR
		333-76419	C000005972	Hartford Leaders I/IR
			C000059425	Hartford Leaders Solution Series I/IR
		333-76423	C000005961	Hartford Leaders Edge I/IR
		333-76425	C000005960	Hartford Leaders Access I/IR
		333-91921	C000005962	Hartford Leaders Plus I/IR
			C000059439	Hartford Leaders Solution Plus Series I/IR
		333-95785	C000005964	Hartford Leaders Vision I/IR

Leaders II-III	HL Separate Account 7	333-101932	C000059368	Classic Hartford Leaders
	(811-04972)		C000005818	Hartford Leaders II/IIR/III
			C000059369	Hartford Leaders Select I
			C000059370	Hartford Leaders/Chase Series I/II
			C000062644	Hartford Select Leaders Series V
			C000059371	Huntington Hartford Leaders I
			C000059372	Wells Fargo Leaders Series I/IR/II
		333-101937	C000005824	Hartford Leaders Access II/IIR/III
		333-101942	C000005825	Hartford Leaders Edge II/IIR/III
		333-101948	C000005826	Hartford Leaders Plus II/IIR/III
		333-101954	C000059374	Classic Hartford Leaders Outlook Series II/IIR/III
			C000005827	Hartford Leaders Outlook II/IIR/III
			C000059375	Hartford Leaders Select Outlook
			C000062646	Hartford Select Leaders Outlook Series III
			C000059376	Huntington Hartford Leaders Outlook Series II/IIR/III
			C000059377	Nations Outlook Variable Annuity Series II/IIR/III
			C000059378	Wells Fargo Leaders Outlook Series I/IR/II
		333-104356	C000005828	Hartford Leaders Epic I/IR
		333-105254	C000005829	Hartford Leaders Epic Plus I/IR
		333-105270	C000005830	Hartford Leaders Epic Outlook I/IR
	HLA Separate Account 7 (811-09295)	333-101933	C000005959	Hartford Leaders II/IIR/III
			C000062645	Hartford Select Leaders Series V

Suite	Separate Account (1940 Act File No.)	1933 Act File No.	Contract/ Class Identifier	Contract (Marketing Name)
			C000059373	Wells Fargo Leaders Series I/IR/II
		333-101936	C000005965	Hartford Leaders Access II/IIR/III
		333-101943	C000005966	Hartford Leaders Edge II/IIR/III
		333-101949	C000005967	Hartford Leaders Plus II/IIR/III
		333-101955	C000005968	Hartford Leaders Outlook II/IIR/III
			C000062647	Hartford Select Leaders Outlook Series III
			C000059379	Wells Fargo Leaders Outlook Series I/IR/II
		333-104367	C000005969	Hartford Leaders Epic I/IR
		333-105256	C000005970	Hartford Leaders Epic Plus I/IR
		333-105272	C000005971	Hartford Leaders Epic Outlook I/IR

Leaders IV	HL Separate Account 7 (811-04972)	333-148553	C000061166	Hartford Leaders Foundation
Hartford Leaders Foundation Edge
		333-148554	C000061167	Hartford Leaders Edge IV
		333-148570	C000061266	Hartford Leaders IV
Hartford Leaders Access IV
Hartford Leaders Outlook IV
Hartford Leaders Plus IV
			C000061271	Hartford Leaders Platinum
			C000061273	Hartford Leaders Select II
			C000061276	Hartford Leaders Ultra
			C000061270	Hartford Leaders/Chase III
			C000061264	Huntington Hartford Leaders II
			C000061265	Huntington Leaders Outlook IV
			C000061272	Hartford Leaders Platinum Outlook I
			C000061274	Hartford Leaders Select Outlook II
			C000061275	Hartford Leaders Select Plus I
	HLA Separate Account 7 (811-09295)	333-148555	C000061168	Hartford Leaders Edge IV
		333-148566	C000061192	Hartford Leaders Foundation
Hartford Leaders Foundation Edge
		333-148561	C000061177	Hartford Leaders IV
Hartford Leaders Access IV
Hartford Leaders Outlook IV
Hartford Leaders Plus IV

Hartford’s Personal Retirement Manager (“HPRM”) I	HL Separate Account 7 (811-04972)	333-148564	C000061190	HPRM B Share I
HPRM C Share I/II
HPRM I Share I
HPRM L Share I
Hartford Leaders V
Hartford Leaders Access V
Hartford Leaders Advisory I
Hartford Leaders Outlook V
			C000080961	HPRM Select (B-Shares) Hartford Leaders Select III
			C000080962	Huntington HPRM (B-Shares) Huntington Hartford Leaders III
	HLA Separate Account 7 (811-09295)	333-136548	C000037969	HPRM Foundation II (A-, B-Shares) HPRM Foundation Edge II

Suite	Separate Account (1940 Act File No.)	1933 Act File No.	Contract/ Class Identifier	Contract (Marketing Name)
		333-148565	C000061191	HPRM B Share I HPRM C Share I/II HPRM I Share I HPRM L Share I Hartford Leaders V Hartford Leaders Access V Hartford Leaders Advisory I Hartford Leaders Outlook V
		333-159547	C000078889	HPRM V-A I (A-Share)

HPRM II-III	HL Separate Account 7 (811-04972)	333-168986	C000093059	HPRM B Share II HPRM C Share III HPRM I Share II HPRM L Share II
			C000093060	Huntington HPRM II (B-Shares)
		333-168990	C000093064	HPRM Select II (B-Shares)
		333-176149	C000105760	HPRM Select III (B-Shares)
		333-176150	C000105761	HPRM B Share III HPRM C Share IV HPRM I Share III HPRM L Share III
			C000105762	Huntington HPRM III (B-Shares)
	HLA Separate Account 7 (811-09295)	333-168987	C000093061	HPRM B Share II HPRM C Share III HPRM I Share II HPRM L Share II
		333-168989	C000093063	HPRM V-A II (A Shares)
		333-174679	C000103263	HPRM Foundation (O-Shares)
		333-176152	C000105764	HPRM B Share III HPRM C Share IV HPRM I Share III HPRM L Share III

By the terms of each Contract (and as set forth in the prospectuses for the Contracts), the Hartford Insurance Companies reserve the right to substitute shares of another registered investment company for the shares of any registered investment company already purchased or to be purchased in the future by the Separate Accounts.(9)

(9)  The prospectus for each Contract contains the following, or substantially similar, disclosure:

We may eliminate the shares of any of the Funds from the Contract for any reason and we may substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the SEC and we have notified you of the change.

II.           THE EXISTING PORTFOLIOS

A.            AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

(File Nos. 811-07452; 33-57340)

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) is a Delaware statutory trust registered under the 1940 Act as an open-end management investment company.  Twelve (12) portfolios currently offered by AIM Variable Insurance Funds (Invesco Variable Insurance Funds), are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following six (6) portfolios are included in the proposed Substitutions covered by this Application:  (1) Invesco V.I. Comstock Fund; (2) Invesco V.I. Core Equity Fund; (3) Invesco V.I. Diversified Dividend Fund; (4) Invesco V.I. Government Securities Fund; (5) Invesco V.I. Growth and Income Fund; and (6) Invesco V.I. Value Opportunities Fund.  Invesco Advisers, Inc., a registered investment adviser, serves as the investment adviser to each portfolio of AIM Variable Insurance Funds (Invesco Variable Insurance Funds) involved in the proposed Substitutions.

1.              Invesco V.I. Comstock Fund

The Invesco V.I. Comstock Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Series II shares.

2.              Invesco V.I. Core Equity Fund

The Invesco V.I. Core Equity Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Series I or Series II shares.

3.              Invesco V.I. Diversified Dividend Fund

The Invesco V.I. Diversified Dividend Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Series I or Series II shares.

4.              Invesco V.I. Government Securities Fund

The Invesco V.I. Government Securities Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Series I or Series II shares.

5.              Invesco V.I. Growth and Income Fund

The Invesco V.I. Growth and Income Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Series I or Series II shares.

6.              Invesco V.I. Value Opportunities Fund

The Invesco V.I. Value Opportunities Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Series I shares.

B.            AllianceBernstein Variable Products Series Fund, Inc.

(File Nos. 811-05398; 033-18647)

AllianceBernstein Variable Products Series Fund, Inc. is a Maryland corporation that is registered under the 1940 Act as an open-end management investment company.  Four (4) portfolios currently offered by AllianceBernstein Variable Products Series Fund, Inc. are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following two (2) portfolios are included in the proposed Substitutions covered by this Application: (1) AllianceBernstein VPS International Value Portfolio and (2) AllianceBernstein VPS Value Portfolio.  AllianceBernstein L.P., a registered investment adviser, serves as the investment adviser to each portfolio of AllianceBernstein Variable Products Series Fund, Inc. involved in the proposed Substitutions.

1.              AllianceBernstein VPS International Value Portfolio

The AllianceBernstein VPS International Value Portfolio offers two classes of shares:  Class A and Class B.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class B shares.

2.              AllianceBernstein VPS Value Portfolio

The AllianceBernstein VPS Value Portfolio offers two classes of shares:  Class A and Class B.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class B shares.

C.            American Century Variable Portfolios, Inc. (File Nos. 811-05188; 033-14567)

American Century Variable Portfolios, Inc. is a Maryland corporation that is registered under the 1940 Act as an open-end management investment company.  One (1) portfolio currently offered by American Century Variable Portfolios, Inc. is included in the proposed Substitutions covered by this Application and the Concurrent Application:  American Century VP Value Fund.  The proposed Substitution including the American Century VP Value Fund is covered by this Application.

1.              American Century VP Value Fund

American Century Investment Management, Inc., a registered investment adviser, serves as the investment adviser to the American Century VP Value Fund.  The American Century VP Value Fund offers three classes of shares: Class I, Class II, and Class III.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class II shares.

D.            American Funds Insurance Series (File Nos. 811-03857; 002-86838)

American Funds Insurance Series is a Delaware statutory trust that is registered under the 1940 Act as an open-end management investment company.  Ten (10) portfolios currently offered by American Funds Insurance Series are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following five (5) portfolios are included in the proposed Substitutions covered by this Application:  (1) American Funds Blue Chip Income and Growth Fund; (2) American Funds Bond Fund; (3) American Funds Growth-Income Fund; (4) American Funds International Fund; and (5) American Funds New World Fund.  Capital Research and Management Company, a registered investment adviser, serves as the investment adviser to each portfolio of American Funds Insurance Series involved in the proposed Substitutions.

1.              American Funds Blue Chip Income and Growth Fund

The American Funds Blue Chip Income and Growth Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

2.              American Funds Bond Fund

The American Funds Bond Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

3.              American Funds Growth-Income Fund

The American Funds Growth-Income Fund offers four classes of shares:  Class 1, Class 2, Class 3 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

4.              American Funds International Fund

The American Funds International Fund offers four classes of shares:  Class 1, Class 2, Class 3 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

5.              American Funds New World Fund

The American Funds New World Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

E.            Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010)

Fidelity Variable Insurance Products Fund I is a Massachusetts business trust registered under the 1940 Act as an open-end management investment company.  Two (2) portfolios currently offered by Fidelity Variable Insurance Products Fund I are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following portfolio is included in the proposed Substitutions covered by this Application:  Fidelity VIP Equity-Income Portfolio.

1.              Fidelity VIP Equity-Income Portfolio

Fidelity Management & Research Company, a registered investment adviser, serves as the investment adviser to each portfolio of the Fidelity VIP Equity-Income Portfolio.  The Fidelity VIP Equity-Income Portfolio offers five classes of shares:  Initial Class, Investor Class, Service Class, Service Class 2, and Service Class 2 R.  Contract owners who would be affected by the proposed Substitutions are currently invested in Service Class 2 shares.

F.             Fidelity Variable Insurance Products Fund V (File Nos. 811-05361; 033-17704)

Fidelity Variable Insurance Products Fund V is a Massachusetts business trust that is registered under the 1940 Act as an open-end management investment company.  One (1) portfolio currently offered by Fidelity Variable Insurance Products Fund V is included in the proposed Substitutions covered by this Application and the Concurrent Application:  Fidelity VIP Strategic Income Portfolio.  The proposed Substitution including the Fidelity VIP Strategic Income Portfolio is covered by this Application.

1.              Fidelity VIP Strategic Income Portfolio

Fidelity Management & Research Company serves as the investment adviser to the Fidelity VIP Strategic Income Portfolio.  The Fidelity VIP Strategic Income Portfolio offers four classes of shares:  Initial Class, Investor Class, Service Class, and Service Class 2.  Contract owners who would be affected by the proposed Substitutions are currently invested in Service Class 2 shares.

G.           Franklin Templeton Variable Insurance Products Trust

(File Nos. 811-05583; 033-23493)

Franklin Templeton Variable Insurance Products Trust is a Delaware statutory trust registered under the 1940 Act as an open-end management investment company.  Twelve (12) portfolios currently offered by Franklin Templeton Variable Insurance Products Trust are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following five (5) portfolios are included in the proposed Substitutions covered by this Application: (1) Franklin Mutual Shares VIP Fund; (2) Franklin Rising Dividends VIP Fund; (3) Franklin Strategic Income VIP Fund; (4) Templeton Developing Markets VIP Fund; and (5) Templeton Foreign VIP Fund.

Franklin Mutual Advisers, LLC, a registered investment adviser, serves as the investment adviser to the Franklin Mutual Shares VIP Fund.  Franklin Advisory Services, LLC, a registered investment adviser, serves as the investment adviser to the Franklin Rising Dividends VIP Fund.  Franklin Advisers, Inc., a registered investment adviser, serves as the investment adviser to the Franklin Strategic Income VIP Fund.  Templeton Asset Management Ltd., a registered investment adviser, serves as the investment adviser to the Templeton Developing Markets VIP Fund.

Templeton Investment Counsel, LLC, a registered investment adviser, serves as the investment adviser to the Templeton Foreign VIP Fund.

1.              Franklin Mutual Shares VIP Fund

The Franklin Mutual Shares VIP Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 2 or Class 4 shares.

2.              Franklin Rising Dividends VIP Fund

The Franklin Rising Dividends VIP Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 2 or Class 4 shares.

3.              Franklin Strategic Income VIP Fund

The Franklin Strategic Income VIP Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 1, Class 2 or Class 4 shares.

4.              Templeton Developing Markets VIP Fund

The Templeton Developing Markets VIP Fund offers four classes of shares:  Class 1, Class 2, Class 3 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 1, Class 2 or Class 4 shares.

5.              Templeton Foreign VIP Fund

The Templeton Foreign VIP Fund offers four classes of shares:  Class 1, Class 2, Class 3 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 2 or Class 4 shares.

H.           Lord Abbett Series Fund, Inc. (File Nos. 811-05876; 033-31072)

Lord Abbett Series Fund, Inc. is a Maryland corporation that is registered under the 1940 Act as an open-end management investment company.  Four (4) portfolios currently offered by Lord Abbett Series Fund, Inc. are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following three (3) portfolios are included in the proposed Substitutions covered by this Application:  (1) Lord Abbett Calibrated Dividend Growth Portfolio; (2) Lord Abbett Fundamental Equity Portfolio; and (3) Lord Abbett Growth and Income Portfolio.  Lord, Abbett & Co. LLC, a registered investment adviser, serves as the investment adviser to each portfolio of Lord Abbett Series Fund, Inc. involved in the proposed Substitutions.

1.              Lord Abbett Calibrated Dividend Growth Portfolio

The Lord Abbett Calibrated Dividend Growth Portfolio offers only one share class:  Class VC.

2.              Lord Abbett Fundamental Equity Portfolio

The Lord Abbett Fundamental Equity Portfolio offers only one share class:  Class VC.

3.              Lord Abbett Growth and Income Portfolio

The Lord Abbett Growth and Income Portfolio offers only one share class:  Class VC.

I.                MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668)

MFS Variable Insurance Trust is a Massachusetts business trust that is registered under the 1940 Act as an open-end management investment company.  Twelve (12) portfolios currently offered by MFS Variable Insurance Trust are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following four (4) portfolios are included in the proposed Substitutions covered by this Application:  (1) MFS Investors Trust Series; (2) MFS Research Bond Series; (3) MFS Research International Series; and (4) MFS Value Series.  Massachusetts Financial Services Company, a registered investment adviser, serves as the investment adviser to each portfolio of MFS Variable Insurance Trust involved in the proposed Substitutions.

1.              MFS Investors Trust Series

The MFS Investors Trust Series offers two share classes:  Initial Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Initial Class or Service Class shares.

2.              MFS Research Bond Series

The MFS Research Bond Series offers two share classes:  Initial Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Initial Class or Service Class shares.

3.              MFS Research International Series

The MFS Research International Series offers two share classes:  Initial Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in Initial Class shares.

4.              MFS Value Series

The MFS Value Series offers two share classes:  Initial Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Initial Class or Service Class shares.

J.              Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177)

Oppenheimer Variable Account Funds is a Delaware statutory trust that is registered under the 1940 Act as an open-end management investment company.  Four (4) portfolios currently offered by Oppenheimer Variable Account Funds are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following portfolio is included in the proposed Substitutions covered by this Application:  Oppenheimer Main Street Fund /VA.

1.              Oppenheimer Main Street Fund /VA

OFI Global Asset Management, Inc., a registered investment adviser, serves as the investment adviser to the Oppenheimer Main Street Fund /VA.  The Oppenheimer Main Street Fund/VA offers two share classes:  Non-Service Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in Service Class shares.

K.           Pioneer Variable Contracts Trust (File Nos. 811-08786; 033-84546)

Pioneer Variable Contracts Trust is a Delaware statutory trust that is registered under the 1940 Act as an open-end management investment company.  One (1) portfolio currently offered by Pioneer Variable Contracts Trust is included in the proposed Substitutions covered by this Application and the Concurrent Application:  Pioneer Fund VCT Portfolio.  The proposed Substitution including the Pioneer Fund VCT Portfolio is covered by this Application.

1.              Pioneer Fund VCT Portfolio

Pioneer Investment Management, Inc., a registered investment adviser, serves as the investment adviser to the Pioneer Fund VCT Portfolio.  The Pioneer Fund VCT Portfolio offers two share classes:  Class I and Class II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class II shares.

L.            Universal Institutional Funds, Inc. (File Nos. 811-07607; 333-03013)

Universal Institutional Funds, Inc. is a Maryland corporation that is registered under the 1940 Act as an open-end management investment company.  Two (2) portfolios currently offered by Universal Institutional Funds, Inc. are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following portfolio is included in the proposed Substitutions covered by this Application:  UIF Emerging Markets Equity Portfolio.

1.              UIF Emerging Markets Equity Portfolio

Morgan Stanley Investment Management Inc., a registered investment adviser, serves as the investment adviser to each portfolio of the UIF Emerging Markets Equity Portfolio.  The UIF Emerging Markets Equity Portfolio offers two share classes:  Class I and Class II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class II shares.

III.                              THE TRUST AND THE REPLACEMENT PORTFOLIOS

The Trust is a Delaware statutory trust that was established on January 13, 2012.  The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-22954) and its shares are registered under the 1933 Act (File No. 333-194995).  The Trust is a series investment company and currently offers twenty-seven (27) separate portfolios (each, a “HIMCO VIT Fund,” and collectively, the “HIMCO VIT Funds”).  The following eight (8) HIMCO VIT Funds comprise the Replacement Portfolios:

1.              HIMCO VIT Emerging Markets Equity Fund

2.              HIMCO VIT Government Bond Fund

3.              HIMCO VIT International Core Equity Fund

4.              HIMCO VIT International Value Equity Fund

5.              HIMCO VIT Large Cap Core Fund

6.              HIMCO VIT Large Cap Value Fund

7.              HIMCO VIT Strategic Income Bond Fund

8.              HIMCO VIT Total Return Bond Fund

Each Replacement Portfolio is a new HIMCO VIT Fund with no history of operations.  The Trust initially amended its registration statement on January 22, 2015 to add the Replacement Portfolios as series of the Trust, and the Commission declared the Trust’s registration statement, as amended, effective on April 14, 2015.(10)  Each Replacement Portfolio offers one class of shares:  Class IB.

Hartford Investment Management Company (“HIMCO”), a Delaware corporation and a registered investment adviser, serves as investment adviser to each of the HIMCO VIT Funds pursuant to an investment advisory agreement between the Trust, on behalf of each HIMCO VIT Fund, and HIMCO (the “Investment Advisory Agreement”).  Under the Investment Advisory Agreement, HIMCO provides for, among other things, the management of each HIMCO VIT Fund’s assets and the decisions to purchase and sell securities on behalf of the HIMCO VIT Funds.  HIMCO is permitted upon approval of the Trust’s board of trustees to select and contract with one or more sub-advisers to perform some or all of the services for which HIMCO is responsible.(11)  For each sub-advised HIMCO VIT Fund, HIMCO has overall supervisory responsibility for the general management and investment of the HIMCO VIT Fund’s assets.  HIMCO has full investment discretion to make all determinations with respect to the investment of a HIMCO VIT Fund’s assets not otherwise assigned to a sub-adviser.  Among other activities, HIMCO performs the following oversight and evaluation services to the sub-advised HIMCO VIT Funds: (i) performing initial due diligence on prospective HIMCO VIT Fund sub-advisers; (ii) monitoring sub-adviser performance,

(10)  Pursuant to Rule 0-4(a) under the 1940 Act, the Section 26 Applicants and the Trust incorporate by reference the Trust’s registration statement (File Nos. 811-22954; 333-194995) to the extent necessary to supplement the descriptions and representations contained herein.

(11)  See Section IV.C., infra, for a comparison of each Existing Portfolio and its corresponding Replacement Portfolio.  The tables included therein indicate each Replacement Portfolio that has contracted with a sub-adviser.

including ongoing analysis and periodic consultations; (iii) communicating performance expectations and evaluations to the sub-advisers; and (iv) making recommendations to the Trust’s board of trustees regarding renewal, modification or termination of a sub-adviser’s contract.

The Trust operates pursuant to an exemptive order from the Commission (File No. 812-11684) (the “Manager of Managers Order”) that permits HIMCO, subject to certain conditions, including the approval of the Trust’s board of trustees, but without the approval of shareholders, to: (i) select a new sub-adviser or additional sub-adviser for each HIMCO VIT Fund; (ii) terminate any existing sub-adviser and/or replace any existing sub-adviser; (iii) enter into new sub-advisory agreements(12) and/or materially modify the terms of, or terminate, any existing sub-advisory agreement; and (iv) allocate and reallocate a HIMCO VIT Fund’s assets among one or more sub-advisers.  The Manager of Managers Order exempts the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder with respect to sub-advisory agreements.

The Manager of Managers Order may apply to each of the Replacement Portfolios, and the Trust’s registration statement discloses and explains the existence, substance and effect of the Manager of Managers Order.  With regard to the following Replacement Portfolios, HIMCO employs an investment strategy for which HIMCO delegates certain investment advisory duties to one or more sub-advisers:

1.              HIMCO VIT Emerging Markets Equity Fund

2.              HIMCO VIT International Core Equity Fund

3.              HIMCO VIT International Value Equity Fund

4.              HIMCO VIT Large Cap Value Fund

As discussed in Section IV.B.4., HIMCO has agreed, as a condition of this Application, that it will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Fund without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to add or to replace a sub-adviser in reliance on the Manager of Managers Order or any replacement order from the Commission at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

Shares of the Trust are continuously distributed and underwritten by HIMCO Distribution Services Company, an affiliate of the Section 17 Applicants.  State Street Bank and Trust Company serves as custodian of the Trust’s assets, administrator with respect to certain services, and as transfer and dividend disbursing agent for the Trust.

(12)  Relating to the Trust, unless otherwise permitted by a future order from the Commission, HIMCO will not enter into any sub-advisory agreement with any sub-adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or HIMCO, other than by reason of serving as a sub-adviser to a HIMCO VIT Fund, without such sub-advisory agreement, including the compensation to be paid thereunder, being approved by the unit holders of any separate account for which that HIMCO VIT Fund serves as a funding medium.

IV.                               THE PROPOSED SUBSTITUTIONS

A.            The Proposed Substitutions

The Hartford Insurance Companies, on their own and on behalf of the Separate Accounts, propose to exercise their contractual rights to substitute underlying funds currently available under the Contracts for different underlying funds.  In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the Existing Portfolios listed in the table below for shares of the corresponding Replacement Portfolios listed opposite their names.

Fund Type	Sub No.	Existing Portfolio (Share Class(es))	Replacement Portfolio (Share Class)
Equity	1.	American Funds New World Fund (Class 2)	HIMCO VIT Emerging Markets Equity Fund (Class IB)
	2.	Templeton Developing Markets VIP Fund (Class 1) (Class 2) (Class 4)
	3.	UIF Emerging Markets Equity Portfolio (Class 2)
	4.	American Funds Growth-Income Fund (Class 2)	HIMCO VIT Large Cap Core Fund (Class IB)
	5.	Franklin Rising Dividends VIP Fund (Class 2) (Class 4)
	6.	Invesco V.I. Core Equity Fund (Series I) (Series II)
	7.	Lord Abbett Calibrated Dividend Growth Portfolio (Class VC)
	8.	Lord Abbett Fundamental Equity Portfolio (Class VC)
	9.	Lord Abbett Growth & Income Portfolio (Class VC)
	10.	MFS Investors Trust Series (Initial Class) (Service Class)
	11.	Oppenheimer Main Street Fund/VA (Service Class)
	12.	Pioneer Fund VCT Portfolio (Class II)
	13.	AllianceBernstein VPS Value Portfolio (Class B)	HIMCO VIT Large Cap Value Fund (Class IB)
	14.	American Century VP Value Fund (Class II)
	15.	American Funds Blue Chip Income and Growth Fund (Class 2)
	16.	Fidelity VIP Equity-Income Portfolio (Service Class 2)
	17.	Franklin Mutual Shares VIP Fund

(Class 2) (Class 4)
	18.	Invesco V.I. Comstock Fund (Series II)
	19.	Invesco V.I. Diversified Dividend Fund (Series I) (Series II)
	20.	Invesco V.I. Growth and Income Fund (Series I) (Series II)
	21.	Invesco V.I. Value Opportunities Fund (Series I)
	22.	MFS Value Series (Initial Class) (Service Class)
	23.	American Funds International Fund (Class 2)	HIMCO VIT International Core Equity Fund (Class IB)
	24.	MFS Research International Series (Initial Class)
	25.	AllianceBernstein VPS International Value Portfolio (Class B)	HIMCO VIT International Value Equity Fund (Class IB)
	26.	Templeton Foreign VIP Fund (Class 2) (Class 4)

Fixed Income	27.	American Funds Bond Fund (Class 2)	HIMCO VIT Total Return Bond Fund (Class IB)
	28.	MFS Research Bond Series (Initial Class) (Service Class)
	29.	Invesco V.I. Government Securities Fund (Series I) (Series II)	HIMCO VIT Government Bond Fund (Class IB)
	30.	Fidelity VIP Strategic Income Portfolio (Service Class 2)	HIMCO VIT Strategic Income Bond Fund (Class IB)
	31.	Franklin Strategic Income VIP Fund (Class 1) (Class 2) (Class 4)

B.            Reasons and Support for the Proposed Substitutions

The Substitutions proposed herein and in the Concurrent Application are part of an overall business goal of the Hartford Insurance Companies to improve the administrative efficiency and cost-effectiveness of the Contracts, as well as to make the Contracts more attractive to existing Contract owners.  To this end, the Hartford Insurance Companies undertook a thorough review of the subaccounts offered under the Contracts, with the goals of reducing costs to Contract owners while maintaining a high-quality, yet simplified, line-up of subaccounts.  The Section 26 Applicants believe that the Substitutions proposed in this Application and in the Concurrent Application will help to accomplish these goals.  The principal purposes of the proposed Substitutions are as follows:

1.              Simplified Menu of Investment Options

In selecting the Replacement Portfolios, the Hartford Insurance Companies evaluated each subaccount offered under the Contracts to ensure that the proposed Substitutions would offer the same diversity of subaccounts as is currently available under the Contracts, while simultaneously simplifying the Contracts’ current line-ups, which currently offer up to eighty-three (83) investment options.(13) By eliminating overlapping investment options that duplicate one another by having substantially similar investment objectives, strategies and risks, the Hartford Insurance Companies can present a more streamlined menu of investment options under the Contracts.  Since the proposed Substitutions were designed to reduce investment-option redundancy, the diversity of available investment styles under the Contracts will not be adversely impacted.  The Hartford Insurance Companies believe that eliminating investment option redundancy and reducing the number of fund prospectuses that a Contract owner must analyze to make an informed investment decision regarding the allocation of premium payments and Contract value will enhance Contract owner understanding and make the investment decision process more manageable.

Moreover, the Hartford Insurance Companies believe that streamlining the investment options will enhance the efficiency of their management and administration of the Contracts.  In this regard, the Hartford Insurance Companies note that the removal of redundant investment options will allow them to reduce certain costs they incur in administering and overseeing the Contracts, and will result in enhanced and timelier communication with fund families and with Contract owners and sales representatives regarding the available investment options.

2.              Consistency in Investment Objectives, Strategies and Risks

The Hartford Insurance Companies carefully reviewed each proposed Substitution with the goal of offering Contract owners investment options that are consistent with respect to asset class, management, and investment objective.  The proposed Substitutions involve substituting an Existing Portfolio for a Replacement Portfolio with very similar—and at times, substantially identical—investment objectives, principal investment strategies, and principal risks.  In this regard, the expectations of Contract owners will continue to be met after the proposed Substitutions.  The similarities between each Existing Portfolio and corresponding Replacement Portfolio are expected to simplify the process of explaining the proposed Substitutions to Contract owners.

3.              Simplification of the Investment Process

The Section 26 Applicants submit that the proposed Substitutions will simplify the investment materials that Contract owners receive for the investment options available through the Separate Accounts.  By reducing the number of underlying registered open-end management

(13)  Certain Contract owners have elected riders that provide guaranteed living or death benefits. Some of these riders include terms that restrict or limit the investment options to which such Contract owners may allocate premium payments or Contract value.  In addition, other riders limit Contract owners’ allocations of premium payments and Contract value to specific allocation models consisting of specified selections of registered open-end management investment companies available under the applicable Contract.  If a Contract owner with any such rider allocates premium payments or Contract value to an ineligible investment option and/or above the limits, some or all of the rider’s benefits will be automatically terminated.  For Contract owners with any such rider, Subaccount Transfers may only be made to an investment option available under the rider and within the applicable limits.

investment companies offered under the Contracts, the proposed Substitutions necessarily reduce the number of underlying fund prospectuses and prospectus formats that Contract owners must navigate.  Even after meeting the requirements of Form N-1A, there is still a wide variation in the presentation of material from one registered open-end management investment company to another, which makes navigating and comparing information more complicated for the Contract owner.  The proposed Substitutions simplify the investment decision process for Contract owners, as the Replacement Portfolios employ a common share class structure, a common set of policies and procedures administered by a single investment adviser, and a common prospectus format.  Overall, the Section 26 Applicants believe that the proposed Substitutions will continue to provide Contract owners with access to quality investment managers and a large variety of investment options, all while making the investment decision process more manageable for Contract owners.

4.              Improved Portfolio Manager Selection

Each of the Existing Portfolios is unaffiliated with the Section 26 Applicants (except, that, in some instances, the Separate Accounts may own more than 5% of such investment company) and managed by an unaffiliated investment adviser.  The proposed Substitutions will replace the Existing Portfolios with investment options for which HIMCO, an affiliate of the Section 26 Applicants, acts as investment adviser.  As such, the proposed Substitutions will permit HIMCO, under the Manager of Managers Order, to hire, monitor and replace sub-advisers as necessary to achieve optimal performance.

Notwithstanding the Manager of Managers Order or any replacement order from the Commission, HIMCO has agreed, as a condition of this Application, that it will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Fund without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to add or to replace a sub-adviser at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

5.              Lower Net Operating Expenses

Through the proposed Substitutions, the Hartford Insurance Companies seek to replace certain investment options in the Contracts’ current fund lineups with investment options that provide Contract owners with lower expenses, while maintaining a high-quality menu of investment options.  In this regard, the Section 26 Applicants believe that Contract owners with Contract value allocated to the subaccounts of the Existing Portfolios will have lower total net operating expenses immediately after the proposed Substitutions as before the proposed Substitutions.  Moreover, the Section 26 Applicants agree that, for a period of two years following the implementation of the proposed Substitution (the “Substitution Date”), and for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, the Hartford Insurance Companies will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s total net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the total net annual operating expenses of the Existing Portfolio for fiscal year 2014.  In addition, the Hartford Insurance Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

6.              No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a substantially similar subaccount without interruption and without any cost to them.  As such, the Hartford Insurance Companies or their affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the affected Contract owners to effect the proposed Substitutions.  The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions.  The Contract value of each Contract owner affected by the proposed Substitutions will not change as a result of the proposed Substitutions.

7.              Potential Reduction of Costs to Insurance Company and Enhanced Risk Management

The proposed Substitutions also may afford additional benefits to the Hartford Insurance Companies.  For example, as noted above, the proposed Substitutions will enable the Hartford Insurance Companies to reduce certain costs that they incur in managing and administering the Contracts by consolidating the lineup of investment options available in order to reduce the number of portfolios that overlap in type, investment style, and investment strategy.  Importantly, however, the proposed Substitutions will not result in increased direct revenue for the Hartford Insurance Companies, taking into account fees payable by the Replacement Portfolios (including, without limitation, Rule 12b-1, shareholder service, administration, other service fees, or other arrangements in connection with Contract value invested in such Replacement Portfolios).(14)

Greater Efficiencies in Administering the Contracts.  Issuers of variable contracts are required, under provisions of the 1940 Act, to provide certain mailings and communications that are generated by the investment options under their variable contracts.  Specifically, insurance companies must distribute prospectuses, prospectus supplements, and proxy materials to the beneficial owners of interests in those investment options (i.e., the contract owners).  Off-cycle communications create mailing and administrative expenses for the issuing insurance company.  The expenses associated with these mailings increase as more registered open-end management investment companies are offered as investment options under variable contracts.

The proposed Substitutions will result in a decrease of the number of different underlying registered open-end management investment companies offered under the Contracts.  More specifically, with fewer third-party fund companies, customer mailings (e.g., supplements) will

(14)  It should be noted that the Hartford Insurance Companies, HIMCO, and their affiliates may benefit from HIMCO receiving management fees from the Replacement Portfolios.  Management fees of the Existing Portfolios are currently paid to investment advisers that are not affiliated with the Hartford Insurance Companies, HIMCO, or their affiliates.

decrease.  Customers benefit by receiving fewer and more consistently formatted mailings, and the Section 26 Applicants benefit from the cost savings associated with aggregating and scheduling the mailings.  The Hartford Insurance Companies anticipate that having fewer investment options will result in lower administrative costs.

Greater Efficiencies in Compliance Matters.  The Hartford Insurance Companies anticipate that various compliance matters will be more efficiently administered as a result of the proposed Substitutions, such as computing accumulation unit values pursuant to Rule 22c-1 under the 1940 Act, detecting and preventing market timing or other disruptive trading activities, and monitoring for potential conflicts. These and other compliance matters can involve significant and in some cases daily communication and coordination between the Hartford Insurance Companies and the portfolios in which the subaccounts invest.  The proposed Substitutions will increase efficiencies by enabling the Hartford Insurance Companies to work principally with its affiliate HIMCO rather than several investment advisers in different locations with different policies, procedures, systems, and availability.  For the same reasons, the proposed Substitutions will help simplify due diligence that the Hartford Insurance Companies perform in connection with the selection and monitoring of portfolios as investment vehicles for the subaccounts.

Enhanced Risk Management.  The Hartford Insurance Companies provide certain living benefits, death benefits and other guarantees under the Contracts.  In providing these guarantees, the Hartford Insurance Companies seek to manage the risk that Contract values will be less than the guaranteed amounts under the Contracts and, in which case, that the Hartford Insurance Companies will have to use their general account assets to cover any shortfall.  The proposed Substitutions may enhance the Hartford Insurance Companies’ ability to manage the costs and risks associated with providing these guarantees because the proposed Substitutions will consolidate the number of actively-managed funds with the same or similar investment styles, and that may, in turn, allow the Hartford to more cost effectively monitor and manage its exposure to fund management and performance variability.

C.            Comparisons of the Portfolios

For each Substitution, this section compares the Existing Portfolio’s and the Replacement Portfolio’s:

1.                                      Investment adviser and sub-adviser(s) (if any), investment objectives, principal investment strategies, and principal risks;

2.                                      Assets, fees, and expenses; and

3.                                      Actual or related composite performance history.

Each comparison of the Portfolios’ investment advisers and sub-advisers (if any), investment objectives, principal investment strategies, and principal risks is accompanied by a brief explanation of why the Section 26 Applicants believe that, despite any differences between them, the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Each comparison of the Portfolios’ assets, fees, and expenses states the Existing Portfolio’s assets as of December 31, 2014 and compares the Existing Portfolio’s and Replacement Portfolio’s fees and expenses as of the date of their most recent prospectuses.  If multiple share classes of an Existing Portfolio are affected by a proposed Substitution, the fees and expenses of each class are set forth below.  The expenses of each Replacement Portfolio are estimates for the current year based on the anticipated asset levels of the Replacement Portfolio following the proposed Substitution, which will be smaller than the current asset levels of the Existing Portfolio.  Because the Replacement Portfolios have no operating history, the Replacement Portfolios’ expenses cannot be predicted with certainty.

Importantly, for each Substitution, the combined management fee and Rule 12b-1 fee of the Replacement Portfolio is lower than that of the Existing Portfolio.  In addition, the Section 26 Applicants believe, based on its estimates for the current year, the total and net annual operating expenses of each Replacement Portfolio will be lower than those of its corresponding Existing Portfolio.  As such, for each Substitution, it is anticipated that the proposed Substitution will benefit Contract owners with Contract value allocated to the Existing Portfolio by lowering the total and net annual operating expense ratios immediately following the Substitution.  The Section 26 Applicants note that the lower estimated total and net annual operating expense ratios of each Replacement Portfolio relative to its corresponding Existing Portfolio could positively affect the performance of the Replacement Portfolio compared to the Existing Portfolio.

With respect to the comparisons of the Portfolios’ performance histories, because the Replacement Portfolios have no operating histories, comparisons of actual performances are not possible for the proposed Substitutions.  However, to provide comparable performance information, the comparison of performance history for each Substitution contains:

i.                  The average annual total returns for the Existing Portfolio for the time periods indicated as of December 31, 2014;

ii.               If available, for the same time periods as of December 31, 2014, the average annual total returns for a composite of other related accounts managed by the Replacement Portfolio’s investment adviser or sub-adviser with investment objectives and strategies that are substantially similar to the Existing Portfolio(15); and

iii.            If available, the performance of the Portfolio’s performance benchmark index or indices for the same time periods.(16)

(15)  The related composite performance information for the Replacement Portfolio, if any, is fully-disclosed in the Replacement Portfolio’s prospectus included in the Trust’s registration statement.  The related composite performance included herein is calculated on a “gross” and “net” return basis.  The gross return of the related composite reflects the deduction of operating and non-advisory expenses paid by the accounts in the related composite and/or the deduction of trading commissions.  The net return of the related composite has been adjusted to reflect the Replacement Portfolio’s estimated total annual operating expenses (including management fees).  To calculate the performance of the related composite net of the Replacement Portfolio’s expenses, the estimated total annual fund operating expenses (excluding any fee waivers or expense reimbursements) payable by the Replacement Portfolio’s Class IB shares were used.

(16)  If related composite or benchmark performance cannot be provided for a given time period, the absence of performance history is reflected as not available or “N/A.”

Lastly, each comparison also contains a table listing the Contracts affected by the proposed Substitution.

Substitution No. 1.	American Funds New World Fund (Class 2) replaced by HIMCO VIT Emerging Markets Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds New World Fund (Class 2)	HIMCO VIT Emerging Markets Equity Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term capital appreciation	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets and that the investment adviser believes have potential of providing capital appreciation.

•                  May invest in companies without regard to market capitalization, including companies with small market capitalizations.

•                  May invest in debt securities of issuers, including issuers of lower rated bonds (rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Rating Organizations designated by the fund’s investment adviser or unrated but determined to be of equivalent quality by the fund’s investment adviser), with exposure to these countries. Bonds rated Ba1 or BB+ or below are sometimes referred to as “junk bonds.”

•                  Under normal market conditions, invests at least 35% of assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets. In determining whether a country is qualified, the

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies in emerging markets.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the MSCI Emerging Markets Index(17) selected using a proprietary quantitative model.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  May invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies.

•                  For purposes of the fund’s 80% policy, the fund will invest in securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

•                  May use derivatives, including futures, contracts for difference, swap agreements and/or foreign exchange transactions, to gain equity exposure and

(17)  The MSCI Emerging Markets Index captures large- and medium-capitalization representation across 23 emerging markets countries. With 822 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

fund’s investment adviser considers such factors as the country’s per capita gross domestic product, the percentage of the country’s economy that is industrialized, market capital as a percentage of gross domestic product, the overall regulatory environment, the presence of government regulation limiting or banning foreign ownership, and restrictions on repatriation of initial capital, dividends, interest and/or capital gains.

•                  Qualified developing countries in which the fund may invest currently include, but are not limited to, Argentina, Bahrain, Brazil, Bulgaria, Chile, China, Colombia, Croatia, Czech Republic, Dominican Republic, Ecuador, Egypt, Gabon, Ghana, Greece, Hungary, India, Indonesia, Jamaica, Jordan, Kazakhstan, Kenya, Kuwait, Lebanon, Macau, Malaysia, Malta, Mexico, Morocco, Nigeria, Oman, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Qatar, Romania, Russian Federation, Saudi Arabia, Slovenia, South Africa, Sri Lanka, Thailand, Turkey, Ukraine, United Arab Emirates, Uruguay, Venezuela, Vietnam and Zambia.

•                  May invest in equity securities of any company, regardless of where it is based, if the investment adviser determines that a significant portion of the company’s assets or revenues (generally 20% or more) is attributable to developing countries.

•                  May invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds and government bonds, that are primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries.  The fund may also, to a limited extent, invest in securities of issuers based in nonqualified developing countries.

•                  The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments.  The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long-term investment opportunities.  The investment adviser believes that an important way to accomplish this is through fundamental analysis.

to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Market Conditions • Issuer Risks	• Market • Foreign Investments

•                  Investing in Growth-Oriented Stocks

•                  Investing Outside the United States

•                  Investing in Developing Countries

•                  Investing in Small Companies

•                  Investing in Debt Instruments

•                  Investing in Lower Rated Bonds

•                  Thinly Traded Securities

•                  Management

•                  Emerging Markets

•                  Derivatives

•                  Quantitative Investing

•                  Currency

•                  Convertible Securities

•                  Liquidity

•                  Swap Agreements

•                  Forward Currency Contracts

•                  Futures and Options

•                  Contracts for Difference

•                  Equity Securities

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of issuers that are located or significantly exposed to emerging/developing markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio may principally invest in debt securities, the Replacement Portfolio’s investments in preferred stock may provide Contract owners with the similar benefits in the form of fixed income.  Also, because the Existing Portfolio may principally invest in non-investment grade debt securities, the Replacement Portfolio may be less risky for Contract owners, as non-investment grade debt securities are generally considered to be more risky than the securities in which the Replacement Portfolio principally invests.  Furthermore, the Existing Portfolio may principally invest in small-capitalization companies, while the Replacement Portfolio principally invests only in large- and medium-capitalization companies.(18)  This difference does not introduce Contract owners to materially different investment strategies or risks, however, as the Existing Portfolio maintains the flexibility to principally invest in companies of any size.  Moreover, even though the Existing Portfolio utilizes qualitative growth investment strategies while the Replacement Portfolio utilizes quantitative techniques to primarily select its securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  In addition, as reflected in the performance history table below, the Existing Portfolio uses the MSCI Emerging Markets Index, the same index from which the Replacement Portfolio’s securities will primarily be selected, as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement

(18)  The Existing Portfolio’s prospectus expressly discloses that it may invest in companies without regard to market capitalization.  The Replacement Portfolio focuses on large- and medium-capitalization companies because the MSCI Emerging Markets Index, the index from which the Replacement Portfolio’s securities are primarily selected, is comprised of large- and medium-capitalization companies.

Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $2.58 billion.  The proposed Substitution will involve approximately $187.72 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Funds New World Fund	HIMCO VIT Emerging Markets Equity Fund
Share Class	Class 2	Class IB
Management Fee	0.73%	0.59%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.05%	0.19%
Total Annual Operating Expenses	1.03%	0.98%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	1.03%	0.98%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Funds New World Fund — Class 2 (Inception: 6/17/1999)
Class 2	-7.87%	6.53%	4.16%	8.39%	8.31%
MSCI All Country World Index	4.71%	14.72%	9.74%	6.65%	N/A
MSCI Emerging Markets Gross Index	-1.82%	4.41%	2.11%	8.78%	N/A
Replacement Portfolio — HIMCO VIT Emerging Markets Equity Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	-1.12%	6.57%	5.31%	10.37%	15.91%
Related Composite (net)	-2.08%	5.54%	4.29%	9.30%	14.80%
MSCI Emerging Markets Net Index	-2.19%	4.04%	1.78%	8.43%	14.03%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964
Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166
HLA Separate Account 7 (File No. 811-09295)
C000061192
HPRM I	HLA Separate Account 7 (File No. 811-09295)
C000037969

Substitution No. 2.	Templeton Developing Markets VIP Fund (Class 1; Class 2; Class 4) replaced by HIMCO VIT Emerging Markets Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Templeton Developing Markets VIP Fund	HIMCO VIT Emerging Markets Equity Fund
(Class 1; Class 2; Class 4)	(Class IB)

Investment Adviser	Investment Adviser

Templeton Asset Management Ltd.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term capital appreciation	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, invests at least 80% of its net assets in emerging markets investments. Emerging market or “developing market” countries include those considered to be developing by the World Bank, the International Finance Corporation, the United Nations, or the countries’ authorities, or countries with a stock market capitalization of less than 3% of the MSCI World Index.  These countries typically are located in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa.

•                  Invests predominantly in equity securities of

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies in emerging markets.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the MSCI Emerging Markets Index(19) selected using a proprietary quantitative model.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  May invest in securities denominated in both U.S.

(19)  The MSCI Emerging Markets Index captures large- and medium-capitalization representation across 23 emerging markets countries. With 822 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

developing market companies, principally common and preferred stock and American, Global and European Depositary Receipts.

•                  Investments in equity securities may include investments in the securities of companies of any capitalization, including smaller and mid-size companies.

•                  From time to time, may have significant investments in one or more countries or in particular industries or sectors, based on economic conditions.

•                  May invest up to 20% of its net assets in the securities of issuers in developed market countries.

•                  When choosing equity investments for the Fund, the investment adviser applies a fundamental research, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential.  The investment adviser also considers a company’s profit and loss outlook, balance sheet strength, cash flow trends and asset value in relation to the current price.

dollars and non-U.S. dollar currencies.

•                  For purposes of the fund’s 80% policy, the fund will invest in securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

•                  May use derivatives, including futures, contracts for difference, swap agreements and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Market • Foreign Securities • Developing Market Countries • Focus • Smaller and Midsize Companies • Value Style Investing • Management

•                  Market

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Quantitative Investing

•                  Currency

•                  Convertible Securities

•                  Liquidity

•                  Swap Agreements

•                  Forward Currency Contracts

•                  Futures and Options

•                  Contracts for Difference

•                  Equity Securities

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in equity securities of issuers that are located or significantly exposed to emerging/developing markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, the Existing Portfolio may principally invest in small-capitalization companies, while the Replacement Portfolio principally invests only in large- and medium-capitalization companies.(20)  This difference does not introduce Contract owners to materially different investment strategies or risks, however, as the Existing Portfolio maintains the flexibility to principally invest in companies of any size.  Also, even though the Existing Portfolio utilizes qualitative value investment strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Furthermore, as reflected in the performance history table below, the Existing Portfolio uses the MSCI Emerging Markets Index, the same index from which the Replacement Portfolio’s securities will primarily be selected, as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $376.41 million.  The proposed Substitution will involve approximately $84.55 million of the net assets of the Existing Portfolio’s Class 1 shares, $197.19 thousand of the net assets of the Existing Portfolio’s Class 2 shares, $11.10 million of the net assets of the Existing Portfolio’s Class 4 shares, and $95.85 million of the Existing Portfolio’s total net assets.

	Existing Portfolio			Replacement Portfolio
	Templeton Developing Markets VIP Fund			HIMCO VIT Emerging Markets Equity Fund
Share Class	Class 1	Class 2	Class 4	Class IB
Management Fee	1.24%	1.24%	1.24%	0.59%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.35%	0.20%
Other Expenses	0.11%	0.11%	0.11%	0.19%
Total Annual Operating Expenses	1.35%	1.60%	1.70%	0.98%
Fee Waiver / Expense Reimbursement	N/A	N/A	N/A	N/A
Net Annual Operating Expenses	1.35%	1.60%	1.70%	0.98%

(20)  The Existing Portfolio’s prospectus expressly discloses that it may invest in companies of any size.  The Replacement Portfolio focuses on large- and medium-capitalization companies because the MSCI Emerging Markets Index, the index from which the Replacement Portfolio’s securities are primarily selected, is comprised of large- and medium-capitalization companies.

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Templeton Developing Markets VIP Fund — Class 1 (Inception: 3/4/1996)
Class 1	-8.09%	1.14%	0.56%	5.98%	3.00%
MSCI Emerging Markets Index	-2.19%	4.04%	1.78%	8.43%	N/A
S&P/IFCI Composite Index	-1.12%	5.34%	2.69%	9.37%	N/A
Existing Portfolio — Templeton Developing Markets VIP Fund — Class 2 (Inception: 5/1/1997)
Class 2	-8.39%	0.90%	0.32%	5.72%	3.01%
MSCI Emerging Markets Index	-2.19%	4.04%	1.78%	8.43%	N/A
S&P/IFCI Composite Index	-1.12%	5.34%	2.69%	9.37%	N/A
Existing Portfolio — Templeton Developing Markets VIP Fund — Class 4 (Inception: 2/29/2008)
Class 4	-8.48%	0.78%	0.22%	N/A	-1.61%
MSCI Emerging Markets Index	-2.19%	4.04%	1.78%	N/A	-0.47%
S&P/IFCI Composite Index	-1.12%	5.34%	2.69%	N/A	0.34%
Replacement Portfolio — HIMCO VIT Emerging Markets Equity Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	-1.12%	6.57%	5.31%	10.37%	15.91%
Related Composite (net)	-2.08%	5.54%	4.29%	9.30%	14.80%
MSCI Emerging Markets Index	-2.19%	4.04%	1.78%	8.43%	14.03%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000005735; C000005742; C000005743; C000005740; C000005741

HLA Separate Account 3 (File No. 811-08580)

C000006000; C000006007; C000006008; C000006006; C000006005

Leaders I

HL Separate Account 7 (File No. 811-04972)

C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438

HLA Separate Account 7 (File No. 811-09295)

C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III

HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)

C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV

HL Separate Account 7 (File No. 811-04972)

C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275

HLA Separate Account 7 (File No. 811-09295)

C000061168; C000061192; C000061177

Substitution No. 3.	Universal Institutional Funds Emerging Markets Equity Portfolio (Class II) replaced by HIMCO VIT Emerging Markets Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

UIF Emerging Markets Equity Portfolio (Class II)	HIMCO VIT Emerging Markets Equity Fund (Class IB)

Investment Adviser	Investment Adviser

Morgan Stanley Investment Management Inc.	Hartford Investment Management Company

Sub-Adviser(s)	Sub-Adviser

Morgan Stanley Investment Management Limited; Morgan Stanley Investment Management Company	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Seeks to maximize returns by investing in growth-oriented equity securities in emerging markets.

•                  The investment adviser and sub-advisers analyze the global economic environment, particularly its impact on emerging markets, and allocate assets among emerging markets based on relative economic, political and social fundamentals, stock valuations and investor sentiment.

•                  Under normal circumstances, at least 80% of assets will be invested in equity securities of issuers located in emerging market or developing countries.

•                  The equity securities in which the portfolio may invest include common and preferred stocks, convertible securities, depositary receipts, rights, warrants and limited partnership interests.

•                  May, but not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income.  The use of derivatives may involve the purchase and sale of derivative instruments such as futures and other related instruments and techniques.

•                  May utilize foreign currency forward exchange contracts, which are also derivatives, in connection with investments in foreign securities.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies in emerging markets.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the MSCI Emerging Markets Index(21) selected using a proprietary quantitative model.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  May invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies.

•                  For purposes of the fund’s 80% policy, the fund will invest in securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

•                  May use derivatives, including futures, contracts for difference, swap agreements and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the fund effectively.

(21)  The MSCI Emerging Markets Index captures large- and medium-capitalization representation across 23 emerging markets countries. With 822 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

Principal Risks	Principal Risks

• Equity Securities • Foreign and Emerging Markets Securities • Liquidity • Derivatives

•                  Market

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Quantitative Investing

•                  Currency

•                  Convertible Securities

•                  Liquidity

•                  Swap Agreements

•                  Forward Currency Contracts

•                  Futures and Options

•                  Contracts for Difference

•                  Equity Securities

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of issuers that are located or significantly exposed to emerging/developing markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though the Existing Portfolio utilizes qualitative value investment strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Also, as reflected in the performance history table below, the Existing Portfolio uses the MSCI Emerging Markets Index, the same index from which the Replacement Portfolio’s securities will primarily be selected, as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $356.06 million.  The proposed Substitution will involve approximately $30.73 million of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	UIF Emerging Markets Equity Portfolio	HIMCO VIT Emerging Markets Equity Fund
Share Class	Class II	Class IB
Management Fee	1.25%	0.59%
Distribution and/or Service Fees (12b-1 fees)	0.35%	0.20%
Other Expenses	0.46%	0.19%
Total Annual Operating Expenses	2.06%	0.98%
Fee Waiver / Expense Reimbursement	(0.59)%	N/A
Net Annual Operating Expenses	1.47%	0.98%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — UIF Emerging Markets Equity Portfolio (Inception: 1/10/2003)
Class II	-4.55%	4.20%	1.93%	7.63%	11.62%
MSCI Emerging Markets Index	-2.19%	4.04%	1.78%	8.43%	12.81%
Replacement Portfolio — HIMCO VIT Emerging Markets Equity Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	-1.12%	6.57%	5.31%	10.37%	15.91%
Related Composite (net)	-2.08%	5.54%	4.29%	9.30%	14.80%
MSCI Emerging Markets Index	-2.19%	4.04%	1.78%	8.43%	14.03%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)

C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003

Substitution No. 4.	American Funds Growth-Income Fund (Class 2) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds Growth-Income Fund (Class 2)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Long-term growth of capital and income	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Invests primarily in common stocks or other securities that the investment adviser believes demonstrate the potential for appreciation and/or dividends.

•                  Focuses on investments in medium to larger capitalization companies, but not limited to a particular capitalization size.

•                  May invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

•                  Designed for investors seeking both capital appreciation and income.

•                  The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments.  The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long-term investment opportunities.  The investment adviser believes that an important way to accomplish this is through fundamental analysis.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-capitalization companies.  The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index.  As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•                  May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

•                  May trade securities actively.

•                  The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

• Market Conditions • Issuer • Investing in Income-Oriented Stocks • Investing in Growth-Oriented Stocks	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation

• Investing Outside the United States • Management	• Investment Strategy • Quantitative Investing • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, the Existing Portfolio focuses on the equity securities of large- and medium-capitalization companies, and the Replacement Portfolio focuses on the equity securities of large-capitalization companies.  In addition, each of the Existing Portfolio and Replacement Portfolio may invest a substantial percentage of its total assets (up to 15% and 20%, respectively) in foreign securities.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Also, even though only the Existing Portfolio partially focuses on medium-capitalization companies, each Portfolio focuses, at least in part, on large-capitalization companies.  Furthermore, this difference does not introduce Contract owners to materially different investment strategies or risks, as the Existing Portfolio maintains the flexibility to principally invest in companies of any size.  Moreover, even though the Existing Portfolio utilizes qualitative growth investment strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $25.36 billion.  The proposed Substitution will involve approximately $2.21 billion of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Funds Growth-Income Fund	HIMCO VIT Large Cap Core Fund
Share Class	Class 2	Class IB
Management Fee	0.27%	0.27%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%

Other Expenses	0.02%	0.02%
Total Annual Operating Expenses	0.54%	0.49%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.54%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Funds Growth-Income Fund — Class 2 (Inception: 4/30/1997)
Class 2	10.63%	20.17%	13.67%	7.08%	8.34%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	7.45%
Lipper Growth & Income Funds Index	8.77%	16.79%	12.30%	6.37%	6.57%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000005735; C000005742; C000005743; C000005740; C000005741

HLA Separate Account 3 (File No. 811-08580)

C000006000; C000006007; C000006008; C000006006; C000006005

Leaders I

HL Separate Account 7 (File No. 811-04972)

C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438

HLA Separate Account 7 (File No. 811-09295)

C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III

HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)

C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972) C000061166 HLA Separate Account 7 (File No. 811-09295) C000061192
HPRM I	HLA Separate Account 7 (File No. 811-09295) C000037969

Substitution No. 5.	Franklin Rising Dividends VIP Fund (Class 2; Class 4) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Rising Dividends VIP Fund (Class 2; Class 4)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Franklin Advisory Services, LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, invests at least 80% of its net assets in equity securities of financially sound companies that have paid consistently rising dividends. Companies that have paid consistently rising dividends include those companies that currently pay dividends on their common stocks and have maintained or increased their dividend rate during the last four consecutive years.

•                  Invests predominantly in equity securities, mostly common stocks.

•                  Under normal market conditions, invests at least 65% of net assets in securities of companies that have:

•                  consistently increased dividends in at least 8 out of the last 10 years and have not decreased dividends during that time;

•                  increased dividends substantially (at least 100%) over the last 10 years;

•                  reinvested earnings, paying out less than 65% of current earnings in dividends;

•                  either long-term debt that is no more than 50% of total capitalization or senior debt that has been rated investment grade by at least one of the major bond rating organizations; and

•                  attractive prices, either: (1) in the lower half of the stock’s price/earnings ratio range for the past

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-capitalization companies.  The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index.  As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•                  May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

•                  May trade securities actively.

•                  The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates

10 years; or (2) less than price/earnings ratio of the S&P 500 Stock Index.

•                  Typically invests the rest of its assets in equity securities of companies that pay dividends but do not meet all of the above criteria.

•                  May invest in companies of any size, across the entire market spectrum. From time to time, based on economic conditions, the fund may have significant positions in particular sectors.

•                  The investment adviser is a research driven, fundamental investor. As a “bottom-up” investor focusing primarily on individual securities, the investment manager looks for companies that it believes meet the criteria above and are fundamentally sound and attempts to acquire them at attractive prices. In following these criteria, the fund does not necessarily focus on companies whose securities pay a high dividend rate but rather on companies that consistently increase their dividends.

•                  May invest up to 25% of total assets in foreign securities.

these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

• Market • Dividend-Oriented companies • Smaller and Midsize Companies • Focus • Foreign Securities • Management	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Quantitative Investing • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with long-term capital appreciation (although the Existing Portfolio also considers preservation of capital).  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, the Existing Portfolio may invest in the equity securities of companies of any size, while the Replacement Portfolio focuses on the equity securities of large-capitalization companies.  In addition, each of the Existing Portfolio and the Replacement Portfolio may invest a substantial percentage of its total assets (up to 25% and 20%, respectively) in foreign securities.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce

Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment strategies specifically seek to provide shareholders with current income, the equity securities in which the Replacement Portfolio invests will likely provide a level of current income in the form of dividends.  Also, even though only the Replacement Portfolio focuses on large-capitalization companies, Contract owners would not be introduced to materially different investment strategies or risks, as the Existing Portfolio maintains the flexibility to principally invest in companies of any size.  Moreover, even though the Existing Portfolio utilizes qualitative growth investment strategies while the Replacement Portfolio utilizes quantitative techniques to select securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $1.84 billion.  The proposed Substitution will involve approximately $730.19 million of the net assets of the Existing Portfolio’s Class 2 shares, $11.15 million of the Existing Portfolio’s Class 4 shares, and $741.34 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Franklin Rising Dividends VIP Fund		HIMCO VIT Large Cap Core Fund
Share Class	Class 2	Class 4	Class IB
Management Fee	0.60%	0.60%	0.27%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.35%	0.20%
Other Expenses	0.01%	0.01%	0.02%
Total Annual Operating Expenses	0.86%	0.96%	0.49%
Fee Waiver / Expense Reimbursement	N/A	N/A	N/A
Net Annual Operating Expenses	0.86%	0.96%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Franklin Rising Dividends VIP Fund — Class 2 (Inception: 1/6/1999)
Class 2	8.72%	16.44%	15.09%	7.37%	7.93%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	5.00%

Existing Portfolio — Franklin Rising Dividends VIP Fund — Class 4 (Inception: 2/29/2008)
Class 4	8.62%	16.30%	14.98%	N/A	9.14%
S&P 500 Index	13.69%	20.41%	15.45%	N/A	8.96%

Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 6.	Invesco V.I. Core Equity Fund (Series I; Series II) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Core Equity Fund (Series I; Series II)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Long-term growth of capital	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations.

•                  Invests, under normal circumstances, at least 80% of net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities.

•                  Invests primarily in equity securities, principally common stock.

•                  May invest in the securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the fund invests are large-capitalization issuers.

•                  May invest up to 25% of its net assets in foreign securities, which includes foreign debt and foreign equity securities.

•                  Employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the fund generally invests a substantial amount of its assets in cash and cash equivalents.

•                  Can invest in derivative instruments, including futures contracts and forward foreign currency contracts. Can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk. Can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their business prospects, appreciation potential and ROIC.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-capitalization companies.  The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index.  As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•                  May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

•                  May trade securities actively.

•                  The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

• Cash/Cash Equivalents • Debt Securities • Derivatives • Foreign Securities • Management • Market	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Quantitative Investing

• Small- and Mid-Capitalization	• Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio maintains the flexibility to invest in companies of any size).  In addition, each of the Existing Portfolio and the Replacement Portfolio may invest a substantial percentage of its assets (up to 25% of net assets and 20% of total assets, respectively) in foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio may principally invest in debt securities, each Portfolio primarily invests in equity securities, namely the equity securities of large-capitalization companies.  Also, even though the Existing Portfolio uses qualitative techniques while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $1.28 billion.  The proposed Substitution will involve approximately $191.74 million of the net assets of the Existing Portfolio’s Series I shares, $10.38 million of the Existing Portfolio’s Series II shares, and $202.12 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Invesco V.I. Core Equity Fund		HIMCO VIT Large Cap Core Fund
Share Class	Series I	Series II	Class IB
Management Fee	0.61%	0.61%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.29%	0.29%	0.02%
Acquired Fund Fees and Expenses	0.02%	0.02%	0.00%
Total Annual Operating Expenses	0.92%	1.17%	0.49%
Fee Waiver / Expense Reimbursement	0.02%	0.02%	N/A
Net Annual Operating Expenses	0.90%	1.15%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Invesco V.I. Core Equity Fund — Series I (Inception: 5/2/1994)
Series I	8.15%	16.76%	11.75%	7.58%	8.52%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	9.70%
Russell 1000 Index	13.24%	20.62%	15.64%	7.96%	9.84%
Lipper VUF Large-Cap Core Funds Index	11.58%	19.54%	13.66%	7.18%	N/A
Existing Portfolio — Invesco V.I. Core Equity Fund — Series II (Inception: 10/24/2001)
Series II	7.85%	16.47%	11.47%	7.31%	7.03%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	7.10%
Russell 1000 Index	13.24%	20.62%	15.64%	7.96%	7.50%
Lipper VUF Large-Cap Core Funds Index	11.58%	19.54%	13.66%	7.18%	6.42%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Leaders I

HL Separate Account 7 (File No. 811-04972)

C000005822; C000059452; C000059453; C000059454; C000059455 C000059456; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438

HLA Separate Account 7 (File No. 811-09295)

C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III

HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059377; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)

C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV

HL Separate Account 7 (File No. 811-04972)

C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275

HLA Separate Account 7 (File No. 811-09295)

C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972) C000061190; C000080961; C000080962 HLA Separate Account 7 (File No. 811-09295) C000037969; C000061191; C000078889
HPRM II-III

HL Separate Account 7 (File No. 811-04972)

C000093059; C000093060; C000093064; C000105760; C000105761; C000105762

HLA Separate Account 7 (File No. 811-09295)

C000093061; C000093063; C000103263; C000105764

Substitution No. 7.                                          Lord Abbett Calibrated Dividend Growth Portfolio (Class VC) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Lord Abbett Calibrated Dividend Growth Portfolio (Class VC)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Lord, Abbett & Co. LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Current income and capital appreciation	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Invests principally in equity securities of companies in the S&P 900 Index.

•                  Focuses on large companies that have potential for long-term total return resulting from their earnings growth and willingness to consistently increase their dividends over time.

•                  The portfolio management team uses fundamental research and quantitative analysis to select investments, while seeking to maintain an investment portfolio with industry, sector, and capitalization weightings and other portfolio characteristics that generally are similar to those of the S&P 900 10-Year Dividend Growth Index.  The Dividend Growth Index is the exclusive property of Standard & Poor’s Financial Services LLC (“S&P”). Under a contract with Lord Abbett, S&P administers, maintains, and calculates the Dividend Growth Index.

•                  Focuses on U.S. large companies that consistently have grown their dividends over time, which represent a relatively narrow market segment compared to the broader U.S. equity markets.

•                  May invest to a lesser extent in foreign (which may include emerging market) companies.

•                  Under normal conditions, the fund’s investments

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-capitalization companies.  The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index.  As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•                  May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

•                  May trade securities actively.

•                  The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently primarily include the following types of securities and other financial instruments:

•                  equity securities, including any security that represents equity ownership in a company, and

•                  dividend paying securities issued by companies that pay out a portion of their profits to shareholders instead of reinvesting all their profits in their businesses. Although issuers of dividend paying securities may include fast growing companies, the fund focuses on “value” companies whose securities have the potential for investment return because they are undervalued according to certain financial measurements of intrinsic worth or business prospects and demonstrate potential for increasing dividends.

and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

• Investment Strategy • Market • Equity Securities • Dividend • Large Company • Mid-Sized Company • Value Investing • Foreign Company	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Quantitative Investing • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on the equity securities of large-capitalization companies.  In addition, each Portfolio may invest in foreign securities.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Also, even though the Existing Portfolio utilizes qualitative value investment strategies while the Replacement Portfolio utilizes quantitative techniques to select securities (although the Existing Portfolio may use quantitative techniques as well), the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the

Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $118.30 million.  The proposed Substitution will involve approximately $41.87 million of the net assets of the Existing Portfolio’s VC Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Lord Abbett Calibrated Dividend Growth Portfolio	HIMCO VIT Large Cap Core Fund
Share Class	VC Shares	Class IB
Management Fee	0.75%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.52%	0.02%
Total Annual Operating Expenses	1.27%	0.49%
Fee Waiver / Expense Reimbursement	(0.42)%	N/A
Net Annual Operating Expenses	0.85%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Lord Abbett Calibrated Dividend Growth Portfolio — Class VC (Inception: 4/30/2003)
Class VC	11.53%	17.07%	13.03%	7.50%	9.74%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	9.40%
S&P 900 10-Year Dividend Growth Index	N/A	N/A	N/A	N/A	N/A
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)

C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003

Leaders IV	HL Separate Account 7 (File No. 811-04972)

C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275

HLA Separate Account 7 (File No. 811-09295)

C000061168; C000061192; C000061177

Substitution No. 8.                                          Lord Abbett Fundamental Equity Portfolio (Class VC) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Lord Abbett Fundamental Equity Portfolio (Class VC)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Lord, Abbett & Co. LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Long-term growth of capital and income without excessive fluctuations in market value	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Invests principally in equity securities of U.S. and multinational companies that the investment adviser believes are undervalued in all market capitalization ranges.

•                  Under normal conditions, will invest at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities.

•                  Normally will invest at least 50% of net assets in equity securities of large, established companies having a market capitalization within the range of companies included in the Russell 1000 Index.

•                  Normally will invest the remainder of its assets in equity securities of mid-sized and small companies.

•                  May invest in U.S. and foreign (including emerging market) companies. Securities of foreign companies may be traded on U.S. or non-U.S. securities exchanges, may be denominated in the U.S. dollar or other currencies, and may include American Depositary Receipts.

•                  The fund’s investments primarily include the following types of securities and other financial instruments:

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-capitalization companies.  The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index.  As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•                  May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

•                  May trade securities actively.

•                  The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and

•                  Equity securities of large, mid-sized, and small companies.  The fund may invest in any security that represents equity ownership in a company.

•                  Value companies of any size that portfolio management believes to be undervalued according to certain financial measurements of intrinsic worth or business prospects and have the potential for capital appreciation.

•                  Attempts to invest in companies the portfolio managers believe have been undervalued by the market and whose securities are selling at reasonable prices in relation to an assessment of their potential or intrinsic value.

the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

• Portfolio Management • Market • Equity Securities • Large Company • Mid-Sized and Small Company • Value Investing • Foreign Company • High Portfolio Turnover	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Quantitative Investing • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio invests up to 50% of its net assets in medium- and small-capitalization companies).  In addition, each Portfolio may invest in foreign securities.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, the Existing Portfolio may principally invest in medium- and small-capitalization companies, while the Replacement principally invests only in large-capitalization companies.  Contract owners may benefit from the Replacement Portfolio’s focus on only large-capitalization companies, however, as the securities of large-capitalization companies are generally considered to be less volatile than securities of small-capitalization and, to a lesser extent, medium-capitalization companies.  Also, even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Furthermore, even though the Existing Portfolio qualitatively utilizes value investment strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $442.86 million.  The proposed Substitution will involve approximately $67.38 million of the net assets of the Existing Portfolio’s VC Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Lord Abbett Fundamental Equity Portfolio	HIMCO VIT Large Cap Core Fund
Share Class	VC Shares	Class IB
Management Fee	0.75%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.43%	0.02%
Total Annual Operating Expenses	1.18%	0.49%
Fee Waiver / Expense Reimbursement	(0.03)%	N/A
Net Annual Operating Expenses	1.15%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Lord Abbett Fundamental Equity Portfolio — Class VC (Inception: 4/30/2003)
Class VC Shares	7.14%	17.17%	12.83%	7.96%	10.24%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	9.75%
Russell 3000 Index	12.56%	20.51%	15.63%	7.94%	9.89%
Russell 3000 Value Index	12.70%	20.68%	15.34%	7.26%	9.83%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	9.40%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan	HL Separate Account 3 (File No. 811-08584) C000059350; C000059351; C000059352; C000059353; C000059354; C000005733;

Stanley Proprietary Products	C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003
HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 9.	Lord Abbett Growth & Income Portfolio (Class VC) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Lord Abbett Growth & Income Portfolio (Class VC)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Lord, Abbett & Co. LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Long-term growth of capital and income without excessive fluctuations in market value	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•             Under normal conditions, will invest at least 80% of net assets in equity securities of large companies.

•             Invests principally in large, established U.S. and multinational companies that portfolio management believes are undervalued.

•             May invest in U.S. and foreign (which may include emerging market) companies. Foreign companies may be traded on U.S. or non-U.S. securities exchanges, may be denominated in the U.S. dollar or other currencies, and may include American Depositary Receipts.

•             The fund’s investments primarily consist of the following types of securities and other financial

•             Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-capitalization companies. The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•             May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

instruments:

•             Equity securities of large companies. The fund may invest in any security that represents equity ownership in a company.

•             Large companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 1000 Index.

•             Value companies that portfolio management believes to be underpriced or undervalued according to certain financial measurements of intrinsic worth or business prospects and have the potential for capital appreciation.

•             May trade securities actively.

•             The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

• Portfolio Management • Market • Equity Securities • Large Company • Value Investing • Foreign company	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Quantitative Investing • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of large-capitalization companies.  In addition, each Portfolio may invest in foreign securities.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective specifically seeks to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Also, even though the Existing Portfolio utilizes qualitative value investment strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $882.38 million.  The proposed Substitution will involve approximately $199.37 million of the net assets of the Existing Portfolio’s VC Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Lord Abbett Growth & Income Portfolio	HIMCO VIT Large Cap Core Fund
Share Class	Class VC	Class IB
Management Fee	0.50%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.42%	0.02%
Total Annual Operating Expenses	0.92%	0.49%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.92%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Lord Abbett Growth & Income Portfolio — Class VC (Inception: 12/11/1989)
Class VC Shares	7.65%	17.92%	12.58%	5.52%	9.69%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	N/A
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	9.66%
S&P 500 Index Value Index	12.36%	20.40%	14.86%	6.74%	N/A
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360; C000037958

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001;

C000006003; C000037959
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177
HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 10.	MFS Investors Trust Series (Initial Class; Service Class) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS Investors Trust Series (Initial Class; Service Class)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Capital appreciation	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Normally invests primarily in equity securities, including common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts (REITs), and depositary receipts for such securities.

•                  The fund is not constrained to any particular investment style.

•                  May invest in the stocks of companies the investment adviser believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-capitalization companies.  The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index.  As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•                  May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

combination of growth and value companies.

•                  May invest in companies of any size, but generally focuses on companies with large-capitalizations.

•                  May invest in foreign securities.

•                  Uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

•                  May trade securities actively.

•                  The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

• Stock Market/Company • Foreign • Liquidity • Investment Selection	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Quantitative Investing • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses its investments on large-capitalization companies (although the Existing Portfolio maintains the flexibility to invest in companies of any size).  In addition, each Portfolio may invest in foreign securities.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, the Existing Portfolio utilizes qualitative growth and value investment strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities (although the Existing Portfolio may use quantitative techniques as well).  This difference is not material, however, because the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement

Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $639.72 million. The proposed Substitution will involve approximately $251.16 million of the net assets of the Existing Portfolio’s Initial Class shares, $3.77 million of the Existing Portfolio’s Service Class shares, and $254.93 million of the Existing Portfolio’s total net assets.

			Replacement Portfolio
	Existing Portfolio		HIMCO VIT Large Cap Core
	MFS Investors Trust Series		Fund
Share Class	Initial Class	Service Class	Class IB
Management Fee	0.75%	0.75%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.06%	0.06%	0.02%
Total Annual Operating Expenses	0.81%	1.06%	0.49%
Fee Waiver / Expense Reimbursement	N/A	N/A	N/A
Net Annual Operating Expenses	0.81%	1.06%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — MFS Investors Trust Series — Initial Class (Inception: 10/9/1995)
Initial Class	11.01%	20.44%	13.68%	7.99%	7.98%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	8.84%
Existing Portfolio — MFS Investors Trust Series — Service Class (Inception: 5/1/2000)
Service Class	10.71%	20.12%	13.40%	7.71%	4.36%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	4.32%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)
C000005735; C000005742; C000005743; C000005740; C000005741
HLA Separate Account 3 (File No. 811-08580)
C000006000; C000006007; C000006008; C000006006; C000006005
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177
HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059 (C-Shares)
HLA Separate Account 7 (File No. 811-09295)
C000093061 (C-Shares)

Substitution No. 11.	Oppenheimer Main Street Fund/VA (Service Class) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Oppenheimer Main Street Fund/VA (Service Class)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

OFI Global Asset Management, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

OppenheimerFunds, Inc.	None

Investment Objective	Investment Objective

Capital appreciation	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

• Mainly invests in common stocks of U.S. companies of different capitalization ranges, but currently focuses on “larger capitalization” issuers, which are	• Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-

considered to be companies with market capitalizations equal to the companies in the Russell 1000 Index.

•                  The portfolio managers use fundamental research and quantitative models to select securities for the fund’s portfolio, which is comprised of both growth and value stocks.

•                  While the process may change over time or vary in particular cases, in general the selection process currently uses:

•                  a fundamental approach in analyzing issuers on factors such as a company’s financial performance and prospects, industry position, and business model and management strength. Industry outlook, market trends and general economic conditions may also be considered.

•                  quantitative models to rank securities within each sector to identify potential buy and sell candidates for further fundamental analysis. A number of company-specific factors are analyzed in constructing the models, including valuation, fundamentals and momentum.

•                  The fund aims to maintain a broadly diversified portfolio across major economic sectors by applying investment parameters for both sector and position size.

capitalization companies. The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•                  May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

•                  May trade securities actively.

•                  The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

• Main Risks of Investing in Stock • Industry and Sector Focus • Main Risks of Small- and Mid-Sized Companies	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Quantitative Investing • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio is to provide shareholders with capital appreciation. Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities. In particular, each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio maintains the flexibility to invest in companies of any size).

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution. For example, even though only the Replacement Portfolio may principally invest in foreign securities, the prospectus of the Existing Portfolio discloses that it maintains the flexibility to buy securities issued by companies or governments in any country, including in developing or emerging market countries. Also, even though the Portfolios’ investment styles differ with respect to their use of qualitative and quantitative investment techniques, the Portfolios generally invest in similar asset classes and have similar geographic focuses. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $1.37 billion. The proposed Substitution will involve approximately $19.38 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Main Street Fund/VA	HIMCO VIT Large Cap Core Fund
Share Class	Service Class	Class IB
Management Fee	0.66%	0.27%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.13%	0.02%
Total Annual Operating Expenses	1.04%	0.49%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	1.04%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Oppenheimer Main Street Fund/VA — Service Shares (Inception: 7/13/2000)
Service Shares	10.40%	19.16%	14.33%	6.85%	3.78%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	4.23%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360; C000037958

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000037959
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

Substitution No. 12.                                   Pioneer Fund VCT Portfolio (Class II) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Pioneer Fund VCT Portfolio (Class II)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Pioneer Investment Management, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Reasonable income and capital growth	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Invests in a broad group of carefully selected securities that the investment adviser believes are reasonably priced, rather than in securities whose prices reflect a premium resulting from their current market popularity.

•                  Invests predominantly in equity securities, including common stocks and other equity instruments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), depositary receipts, warrants, rights and preferred stocks.

•                  Primarily invests in securities of U.S. issuers.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in common stocks of large-capitalization companies. The fund defines large-capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2014, the market capitalization of companies included in these indices ranged from approximately $275 million to $645 billion.

•                  May invest up to 20% of total assets in securities of foreign issuers and non-dollar denominated securities.

•                  May invest up to 15% of total assets in equity and debt securities of non-U.S. issuers.

•                  Will not invest more than 5% of total assets in the securities  of emerging markets issuers.

•                  May invest up to 15% of net assets in REITs.

•                  May invest in initial public offerings of equity securities.

•                  May also invest in investment grade and below investment grade debt securities (“junk bonds”).

•                  May, but is not required to, use derivatives. The portfolio may use derivatives, such as stock index futures and options, for a variety of purposes, including in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics.

•                  May hold cash or other short-term investments.

•                  The investment adviser uses a value approach to select the portfolio’s investments to buy and sell. The adviser seeks securities selling at reasonable prices or substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. In making that assessment, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations.

•                  May trade securities actively.

•                  The investment manager uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

Principal Risks	Principal Risks

•                  Market

•                  Value Style

•                  Portfolio Selection

•                  Risks of Non-U.S. Investments

•                  Risks of Investments in REITs

•                  Risks of Warrants and Rights

•                  Preferred Stocks Risk

•                  Risks of Investment in Other Funds

•                  Debt Securities

• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Quantitative Investing • Large-Cap Stock • Market

• Market Segment • Derivatives • Leveraging • Risks of Initial Public Offerings • Expense

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. An investment objective of each Portfolio is to provide shareholders with capital appreciation. Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities. In particular, the Existing Portfolio invests in the equity securities of companies of any size, and the Replacement Portfolio focuses on the equity securities of large-capitalization companies. In addition, each of the Existing Portfolio and the Replacement Portfolio may invest a significant percentage of its assets (up to 15% of net assets and 20% of total assets, respectively) in foreign securities.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution. For example, the Existing Portfolio may principally invest in a larger spectrum of securities than the Replacement Portfolio (e.g., ETFs and debt securities, including non-investment grade debt securities). Contract owners may benefit from the narrower spectrum of securities in which the Replacement Portfolio principally invests, however, as Contract owners will not be subject to the principal investment risks associated with ETFs and junk bonds. Also, even though only the Replacement Portfolio focuses on large-capitalization companies, Contract owners would not be introduced to materially different investment strategies or risks, as the Existing Portfolio maintains the flexibility to principally invest in companies of any size. Furthermore, even though only the Existing Portfolio’s investment objective specifically seeks to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends. Moreover, even though the Existing Portfolio quantitatively utilizes value investment strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Portfolios generally invest in similar asset classes and have similar geographic focuses. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $170.50 million. The proposed Substitution will involve approximately $158.48 thousand of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

		Replacement Portfolio
	Existing Portfolio	HIMCO VIT Large Cap Core
	Pioneer Fund VCT Portfolio	Fund
Share Class	Class II	Class IB
Management Fee	0.65%	0.27%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.08%	0.02%
Total Annual Operating Expenses	0.98%	0.49%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.98%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Pioneer Fund VCT Portfolio — Class II (Inception: 5/1/2000)
Class II	10.78%	17.44%	12.34%	6.60%	4.22%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	4.32%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	14.08%	N/A	N/A	N/A	20.84%
Related Composite (net)	13.53%	N/A	N/A	N/A	20.25%
S&P 500 Index	13.69%	N/A	N/A	N/A	20.47%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584) C000059350; C000059361; C000059359

Substitution No. 13.                                   AllianceBernstein VPS Value Portfolio (Class B) replaced by HIMCO

 VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

AllianceBernstein VPS Value Portfolio (Class B)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

AllianceBernstein L.P.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term growth of capital	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•           Invests primarily in a diversified portfolio of equity securities of U.S. companies, generally representing approximately 90-150 companies, with relatively large market capitalizations that the investment adviser believes are undervalued using the investment adviser’s fundamental value approach, which seeks to identify a universe of securities that are considered to be undervalued because they are attractively priced relative to their future earnings power and dividend-paying capability.

•           The investment adviser’s fundamental analysis depends heavily upon its internal research staff. The research staff of company and industry analysts covers a research universe that includes the majority of the capitalization of the Russell 1000 Value Index.

•           The investment adviser uses its fundamental and quantitative research to identify companies whose long-term earnings power and dividend-paying capability are not reflected in the current market price of their securities.

•           May enter into derivatives transactions, such as options, futures, forwards and swaps.

•           May use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs.

•           May invest in securities of non-U.S. issuers.

•           May, at times, invest in shares of ETFs in lieu of making direct investments in equity securities to provide more efficient and economical exposure to the type of companies and geographic locations in which the portfolio seeks to invest than direct investments.

•           Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•           Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(22) selected using a proprietary quantitative model.

•           The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•           Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•           May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

(22)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

Principal Risks	Principal Risks

• Market • Foreign (non-U.S.) • Currency • Derivatives • Management	• Market • Derivatives • Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of large-capitalization companies.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Also, the Existing Portfolio may principally invest in ETFs, while the Replacement Portfolio makes only direct investments in equity securities.  and ETFs.  This difference is not material as well, because the Existing Portfolio merely uses the ETFs to invest, like the Replacement Portfolio, in the equity securities of large-capitalization companies.  Furthermore, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities (although the Existing Portfolio may also utilize quantitative techniques), the Replacement Portfolio primarily selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment.  Moreover, as reflected in the performance history table below, the Existing Portfolio uses the Russell 1000 Value Index as its performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $114.19 million.  The proposed Substitution will involve approximately $74.14 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	AllianceBernstein VPS Value Portfolio	HIMCO VIT Large Cap Value Fund
Share Class	Class B	Class IB
Management Fee	0.55%	0.37%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.18%	0.05%
Total Annual Operating Expenses	0.98%	0.62%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.98%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — AllianceBernstein VPS Value Portfolio — Class B (Inception: 5/1/2001)
Class B	10.77%	20.44%	13.37%	5.05%	5.54%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	6.78%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)

C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000037959

Leaders IV

HL Separate Account 7 (File No. 811-04972)

C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275

HLA Separate Account 7 (File No. 811-09295)

C000061168; C000061192; C000061177

Substitution No. 14.                                         American Century VP Value Fund (Class II) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Century VP Value Fund (Class II)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

American Century Investment Management, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term capital growth. Income is a secondary objective	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•           In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.

•           May invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection.

•           Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•           Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(23) selected using a proprietary quantitative model.

•           The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•           Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•           May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Multi-Cap investing • Style • Foreign Securities • Market	• Market • Derivatives • Quantitative Investing • Convertible Securities

(23)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

• Price Volatility • Redemption • Principal loss	• Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, the Existing Portfolio invests in the equity securities of companies of any size, and the Replacement Portfolio principally invests in the equity securities of only large-capitalization U.S. companies.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective specifically seeks to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2014, the securities comprising the Russell 1000 Value Index, the index from which the Replacement Portfolio’s securities will be primarily selected, had a dividend yield of 2.31%.  Another difference is the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Also, even though only the Replacement Portfolio focuses on a particular market capitalization range, Contract owners will not be introduced to materially different investment strategies or risks because the Existing Portfolio maintains the flexibility to principally invest in companies of any size.  Furthermore, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Replacement Portfolio primarily selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment.  Moreover, as reflected in the performance history table below, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $920.40 million.  The proposed Substitution will involve approximately $11.97 million of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Century VP Value Fund	HIMCO VIT Large Cap Value Fund
Share Class	Class II	Class IB
Management Fee	0.87%	0.37%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	N/A	0.05%
Total Annual Operating Expenses	1.12%	0.62%
Fee Waiver / Expense Reimbursement	(0.17)%	N/A
Net Annual Operating Expenses	0.95%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Century VP Value Fund — Class II (Inception: 8/14/2001)
Class II	12.89%	19.37%	14.16%	7.17%	7.56%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	7.09%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	6.30%
Russell 3000 Value Index	12.70%	20.68%	15.34%	7.26%	7.23%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
HPRM II-III

HL Separate Account 7 (File No. 811-04972)

C000093059 (B-, I-, L-Shares); C000093060; C000093064; C000105760; C000105761; C0000105762

HLA Separate Account 7 (File No. 811-09295)

C000093061 (B-, I-, L-Shares); C000093063; C000105764; C000103263

Substitution No. 15.                                   American Funds Blue Chip Income and Growth Fund (Class 2) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds Blue Chip Income and Growth Fund (Class 2)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

To produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•           Invests primarily in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations greater than $4.0 billion. The fund’s investment adviser considers these types of investments to be “blue chip” stocks. In seeking to produce a level of current income that exceeds the average yield on U.S. stocks, the fund generally looks to the average yield on stocks of companies listed on the S&P 500 Index.

•           Ordinarily invests at least 90% of equity assets in the stock of companies whose debt securities are rated at least investment grade.

•           May invest up to 10% of assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.

•           Invests, under normal market conditions, at least 90% of assets in equity securities.

•           The fund is designed for investors seeking both income and capital appreciation.

•           The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued securities that, in its opinion, represent good, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis.

•           Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•           Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(24) selected using a proprietary quantitative model.

•           The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•           Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•           May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

(24)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

Principal Risks	Principal Risks

• Market Conditions • Issuer Risks • Investing in Income-Oriented Stocks • Investing in Growth-Oriented Stocks • Investing Outside the United States • Management	• Market • Derivatives • Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of large-capitalization U.S. companies.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2014, the securities comprising the Russell 1000 Value Index, the index from which the Replacement Portfolio’s securities will be primarily selected, had a dividend yield of 2.31%.  Another difference is that the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Also, the Existing Portfolio utilizes qualitative growth and income strategies while the Replacement Portfolio utilizes quantitative techniques to selects its securities.  This difference is not material, however, because each Portfolio primarily invests in the equity securities of large-capitalization U.S. companies.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $7.27 billion.  The proposed Substitution will involve approximately $621.46 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Funds Blue Chip Income and Growth Fund	HIMCO VIT Large Cap Value Equity Fund
Share Class	Class 2	Class IB
Management Fee	0.40%	0.37%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.02%	0.05%
Total Annual Operating Expenses	0.67%	0.62%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.67%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Funds Blue Chip Income and Growth Fund — Class 2 (Inception: 7/5/2001)
Class 2	15.36%	20.44%	14.23%	7.34%	5.73%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	6.05%
Lipper Growth & Income Funds Index	8.77%	16.79%	12.30%	6.37%	5.54%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964
Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166
HLA Separate Account 7 (File No. 811-09295)
C000061192
HPRM I	HLA Separate Account 7 (File No. 811-09295)
C000037969

HLA Separate Account 7 (File No. 811-09295)
C000103263

Substitution No. 16.                                   Fidelity VIP Equity-Income Portfolio (Service Class 2) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Equity-Income Portfolio (Service Class 2)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Fidelity Management & Research Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

FMR Co., Inc. Fidelity Management & Research (U.K.) Inc. Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Inc.	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Reasonable income. Will also consider the potential for capital appreciation. Goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500 Index	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•             Normally invests at least 80% of assets in equity securities.

•             Normally invests primarily in income-producing equity securities, which tends to lead to investments in large cap “value” stocks.

•             Potentially invests in other types of equity securities and debt securities, including lower-quality debt securities.

•             Invests in domestic and foreign issuers.

•             Uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

•             Potentially uses covered call options as tools in

•             Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•             Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(25) selected using a proprietary quantitative model.

•             The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

(25)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

managing the fund’s assets.

•             Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•             May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Issuer-Specific Changes • “Value” Investing	• Market • Derivatives • Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  Each Portfolio considers growth of income as part of its investment objective.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, the Existing Portfolio tends to invest in the equity securities of large-capitalization companies, and the Replacement Portfolio focuses only on the equity securities of large-capitalization companies.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective specifically seeks to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2014, the securities comprising the Russell 1000 Value Index, the index from which the Replacement Portfolio’s securities will be primarily selected, had a dividend yield of 2.31%.  Another difference is that only the Existing Portfolio may principally invest in foreign securities and debt securities, including lower-rated debt securities.  Contract owners may benefit from these differences, however, because Contract owners will not be exposed to the risks associated with foreign securities and debt securities, especially those associated with junk bonds.  Also, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Replacement Portfolio primarily selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment.  Furthermore, as reflected in the performance history table below, the Portfolios use only value equity indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $6.29 billion.  The proposed Substitution will involve approximately $95.72 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP Equity-Income Portfolio	HIMCO VIT Large Cap Value Fund
Share Class	Service Class 2	Class IB
Management Fee	0.45%	0.37%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.10%	0.05%
Acquired Fund Fees and Expenses	0.02%	N/A
Total Annual Operating Expenses	0.82%	0.62%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.82%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Fidelity VIP Equity-Income Portfolio — Service Class 2 (Inception: 1/12/2000)
Service Class 2	8.57%	17.55%	13.45%	5.99%	5.53%
Russell 3000 Value Index	12.70%	20.68%	15.34%	7.26%	7.01%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003

Substitution No. 17.               Franklin Mutual Shares VIP Fund (Class 2; Class 4) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Mutual Shares VIP Fund (Class 2; Class 4)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Franklin Mutual Advisers, LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Capital appreciation. Secondary goal is income	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•             Under normal market conditions, invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, the fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value).

•             The equity securities in which the fund invests are primarily common stock.

•             To a lesser extent, invests in merger arbitrage securities and the debt and equity of distressed companies.

•             May invest a significant portion of assets (up to 35%) in foreign securities, which may include sovereign debt and participations in foreign government debt.

•             Not limited to pre-set maximums or minimums governing the size of the companies in which it may invest. However, generally invests the equity portion of its portfolio primarily to predominantly in

•             Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•             Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(26) selected using a proprietary quantitative model.

•             The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•             Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•             May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

(26)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

companies with market capitalizations greater than $5 billion, with a portion or significant amount in smaller companies.

•             May attempt, from time to time, to hedge (protect) against currency risks, largely using currency forward contracts and currency futures contracts (including currency index futures contracts).

•             May also, from time to time, attempt to hedge against market risk using a variety of derivatives.

Principal Risks	Principal Risks

• Market • Value Style Investing • Foreign Securities • Smaller and Midsize Companies • Derivative Instruments • Merger Arbitrage Securities and Distressed Companies • Management	• Market • Derivatives • Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The primary investment objective of each Portfolio is to provide shareholders with growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio may also invest in small- and medium-capitalization companies).

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective secondarily seeks to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2014, the securities comprising the Russell 1000 Value Index, the index from which the Replacement Portfolio’s securities will be primarily selected, had a dividend yield of 2.31%.  Another difference is that the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in the equity securities of U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Also, even though only the Existing Portfolio may principally invest in debt securities, the Replacement Portfolio’s investments in preferred stock may provide Contract owners with the similar benefits in the form of fixed income.  Furthermore, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Replacement Portfolio primarily selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $5.03 billion.  The proposed Substitution will involve approximately $905.01 million of the net assets of the Existing Portfolio’s Class 2 shares, $153.81 million of the Existing Portfolio’s Class 4 shares, and $1.06 billion of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Franklin Mutual Shares VIP Fund		HIMCO VIT Large Cap Value Fund
Share Class	Class 2	Class 4	Class IB
Management Fee	0.69%	0.69%	0.37%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.35%	0.20%
Other Expenses	0.02%	0.02%	0.05%
Total Annual Operating Expenses	0.96%	1.06%	0.62%
Fee Waiver / Expense Reimbursement	N/A	N/A	N/A
Net Annual Operating Expenses	0.96%	1.06%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Franklin Mutual Shares VIP Fund — Class 2 (Inception: 1/6/1999)
Class 2	7.12%	16.22%	11.55%	6.37%	7.27%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	5.00%
Existing Portfolio — Franklin Mutual Shares VIP Fund — Class 4 (Inception: 2/29/2008)
Class 4	7.04%	16.11%	11.44%	N/A	5.79%
S&P 500 Index	13.69%	20.41%	15.45%	N/A	8.96%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary

HL Separate Account 3 (File No. 811-08584)

C000005735; C000005742; C000005743; C000005740; C000005741; C000037958

HLA Separate Account 3 (File No. 811-08580)

C000006000; C000006007; C000006008; C000006006; C000006005; C000037959

Products
Leaders I	HL Separate Account 7 (File No. 811-04972) C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295) C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964
Leaders II-III

HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295) C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971
Leaders IV	HL Separate Account 7 (File No. 811-04972) C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295) C000061168; C000061192; C000061177
HPRM I	HL Separate Account 7 (File No. 811-04972) C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295) C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972) C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295) C000093061; C000093063; C000103263; C000105764

Substitution No. 18.           Invesco V.I. Comstock Fund (Series II) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Comstock Fund (Series II)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•             Invests, under normal circumstances, at least 80% of net assets (plus any borrowings for investment purposes) in common stocks and in derivatives and other instruments that have economic characteristics similar to such securities.

•             May invest in securities of issuers of any market capitalization; however, a substantial number of the issuers in which the fund invests are large-capitalization issuers.

•             May invest up to 10% of net assets in real estate investment trusts (REITs).

•             May invest up to 25% of net assets in securities of foreign issuers, which may include securities of issuers located in emerging markets countries, i.e., those that are in the initial stages of their industrial cycles, or depositary receipts.

•             Generally holds up to 10% of net assets in high-quality short-term debt securities and in investment grade corporate debt securities to provide liquidity.

•             Can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

•             Can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•             Can use futures contracts, including index futures, to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•             In selecting securities for investment, the investment adviser focuses primarily on a security’s potential for capital growth and income. The investment adviser emphasizes a value style of investing, seeking well-established, undervalued companies that have identifiable factors that might lead to improved valuations.

•             Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•             Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(27) selected using a proprietary quantitative model.

•             The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•             Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•             May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Credit	• Market

(27)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

•             Depositary Receipts

•             Derivatives

•             Developing/Emerging Markets Securities

•             Foreign Securities

•             Interest Rate

•             Management

.•          Market

•             REIT Risk/Real Estate Risk

•             Small- and Mid-Capitalization Risks

•             Value Investing Style

• Derivatives • Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, each Portfolio focuses on investments in large-capitalization companies (although the Existing Portfolio may principally invest in companies of any size).

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Also, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Replacement Portfolio primarily selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment.  Furthermore, as reflected in the performance history table below, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $2.18 billion.  The proposed Substitution will involve approximately $111.51 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

		Replacement Portfolio
	Existing Portfolio	HIMCO VIT Large Cap
	Invesco V.I. Comstock Fund	Value Fund
Share Class	Series II	Class IB
Management Fee	0.56%	0.37%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.28%	0.05%
Total Annual Operating Expenses	1.09%	0.62%
Fee Waiver / Expense Reimbursement	(0.06)%	N/A
Net Annual Operating Expenses	1.03%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Invesco V.I. Comstock Fund — Series II (Inception: 9/18/2000)
Series II Shares	9.10%	20.74%	14.79%	6.85%	7.28%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	4.52%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	6.87%
Lipper VUF Large-Cap Value Funds Index	10.83%	19.76%	13.94%	6.65%	N/A
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000005742; C000005740; C000005741; C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)

C000006007; C000006006; C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003

Leaders II-III	HL Separate Account 7 (File No. 811-04972) C000062644; C000062646 HLA Separate Account 7 (File No. 811-09295) C000062645; C000062647

Substitution No. 19.                                         Invesco V.I. Diversified Dividend Fund (Series I; Series II) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Diversified Dividend Fund (Series I; Series II)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Provide reasonable current income and long-term growth of income and capital	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Invests, under normal circumstances, at least 80% of net assets (plus any borrowings for investment purposes) in common stocks of companies which pay dividends and other instruments that have economic characteristics similar to such securities.

•                  Invests primarily in dividend-paying equity securities.  The principal type of equity security in which the fund invests is common stock.

•                  Invests in securities that the portfolio managers believe are undervalued based on various valuation measures.

•                  May invest up to 25% of net assets in securities of foreign issuers.

•                  May also invest up to 20% of net assets in investment-grade debt securities of U.S. issuers.

•                  In selecting investments, the portfolio managers seek to identify dividend-paying issuers with strong profitability, solid balance sheets and capital allocation policies that support sustained or increasing dividends and share repurchases. Through fundamental research, financial statement analysis and the use of several valuation techniques, the management team estimates a target price for each security over a 2-3 year investment horizon.  The portfolio managers then construct a portfolio they believe provides the best total return profile, which is created by seeking a combination of price appreciation potential, dividend income and capital

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(28) selected using a proprietary quantitative model.

•                  The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

(28)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

preservation.

Principal Risks	Principal Risks

• Call • Credit • Foreign Securities • Interest rate • Management • Market • Value investing style	• Market • Derivatives • Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, the Existing Portfolio invests in the equity securities of companies of any size, and the Replacement Portfolio invest in the equity securities of only large-capitalization companies.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2014, the securities comprising the Russell 1000 Value Index, the index from which the Replacement Portfolio’s securities will be primarily selected, had a dividend yield of 2.31%.  Also, even though only the Replacement Portfolio focuses on a particular market capitalization range, Contract owners will not be introduced to materially different investment strategies or risks because the Existing Portfolio maintains the flexibility to principally invest in companies of any size.  Furthermore, only the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in the equity securities of U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Moreover, even though only the Existing Portfolio may principally invest in debt securities, the Replacement Portfolio’s investments in preferred stock may provide Contract owners with the similar benefits in the form of fixed income.  In addition, even though the Existing Portfolio utilizes qualitative growth strategies while the Existing Portfolio selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment, the Portfolios both primarily invest in the equity securities of large-capitalization U.S. companies.  And, as reflected in the performance history table below, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $436.18 million.  The proposed Substitution will involve approximately $48.38 million of the net assets of the Existing Portfolio’s Series I shares, $13.16 million of the Existing Portfolio’s Series II shares, and $61.54 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Invesco V.I. Diversified Dividend Fund		HIMCO VIT Large Cap Value Fund
Share Class	Series I	Series II	Class IB
Management Fee	0.50%	0.50%	0.37%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.22%	0.22%	0.05%
Acquired Fund Fees and Expenses	0.01%	0.01%	N/A
Total Annual Operating Expenses	0.73%	0.98%	0.62%
Fee Waiver / Expense Reimbursement	(0.01)%	(0.01)%	N/A
Net Annual Operating Expenses	0.72%	0.97%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Invesco V.I. Diversified Dividend Fund — Series I (Inception: 3/1/1990)
Series I Shares	12.83%	20.63%	14.21%	6.52%	8.21%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	9.92%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	N/A
Lipper VUF Large-Cap Value Funds Index	10.83%	19.76%	13.94%	6.65%	N/A
Existing Portfolio — Invesco V.I. Diversified Dividend Fund — Series II (Inception: 6/5/2000)
Series II Shares	12.53%	20.32%	13.92%	6.21%	5.22%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	4.34%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	6.67%
Lipper VUF Large-Cap Value Funds Index	10.83%	19.76%	13.94%	6.65%	N/A
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000005735; C000005742; C000005734; C000005743; C000005740; C000005741

HLA Separate Account 3 (File No. 811-08580)

C000006000; C000006007; C000005999; C000006008; C000006006; C000006005

Leaders II-III	HL Separate Account 7 (File No. 811-04972) C000062644; C000062646 HLA Separate Account 7 (File No. 811-09295) C000062645; C000062647

Substitution No. 20.            Invesco V.I. Growth and Income Fund (Series I; Series II) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Growth and Income Fund (Series I; Series II)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term growth of capital and income	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, invests primarily in income-producing equity securities, which include common stocks and convertible securities.

•                  May invest in securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the fund invests are large-capitalization issuers.

•                  May invest up to 15% of net assets in real estate investment trusts (REITs).

•                  May invest up to 25% of net assets in securities of foreign issuers, which may include depositary receipts.

•                  Can invest in derivative instruments including forward foreign currency contracts, futures contracts and options.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(29) selected using a proprietary quantitative model.

•                  The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

(29)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

and options.

•                  Can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  Can use futures contracts to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  Can use options to seek alpha (return on investments in excess of the Russell 1000 Value Index), to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  Emphasizes a value style of investing, which focuses on undervalued companies with characteristics for improved valuations.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

•                  Convertible Securities

•                  Depositary Receipts

•                  Derivatives

•                  Equity

•                  Foreign Securities

•                  Management

•                  Market

•                  REIT Risk/Real Estate Risk

•                  Small- and Mid-Capitalization Risks

•                  Value Investing Style

• Market • Derivatives • Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  An investment objective of each Portfolio is to provide shareholders with growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, each Portfolio focuses on investments in the equity securities of large-capitalization companies (although the Existing Portfolio may invest in companies of any size).

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2014, the securities comprising the Russell 1000 Value Index, the index from which the Replacement Portfolio’s securities will be primarily selected, had a dividend yield of 2.31%.  Another difference is that the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Also, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Replacement Portfolio primarily selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment.  Moreover, as reflected in the performance history table below, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $1.99 billion.  The proposed Substitution will involve approximately $10.42 million of the net assets of the Existing Portfolio’s Series I shares, $123.55 million of the Existing Portfolio’s Series II shares, and $133.97 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Invesco V.I. Growth and Income Fund		HIMCO VIT Large Cap Value Fund
Share Class	Series I	Series II	Class IB
Management Fee	0.56%	0.56%	0.37%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.27%	0.27%	0.05%
Acquired Fund Fees and Expenses	0.01%	0.01%	N/A
Total Annual Operating Expenses	0.84%	1.09%	0.62%
Fee Waiver / Expense Reimbursement	(0.06)%	(0.06)%	N/A
Net Annual Operating Expenses	0.78%	1.03%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Invesco V.I. Growth and Income Fund — Series I (Inception: 12/23/1996)
Series I Shares	10.28%	19.23%	13.32%	7.58%	9.19%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	8.54%
Lipper VUF Large-Cap Value Funds Index	10.83%	19.76%	13.94%	6.65%	N/A
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	7.75%
Existing Portfolio — Invesco V.I. Growth and Income Fund — Series II (Inception: 9/18/2000)
Series II Shares	9.97%	18.93%	13.02%	7.31%	6.57%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	6.87%
Lipper VUF Large-Cap Value Funds Index	10.83%	19.76%	13.94%	6.65%	N/A
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	4.52%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000005735; C000005742; C000005734; C000005743; C000005740; C000005741; C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000006000; C000006007; C000005999; C000006008; C000006006; C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000006005
Leaders II-III	HL Separate Account 7 (File No. 811-04972)
C000062644; C000062646
HLA Separate Account 7 (File No. 811-09295)
C000062645; C000062647
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

Substitution No. 21.                                   Invesco V.I. Value Opportunities Fund (Series I) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Value Opportunities Fund (Series I)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term growth of capital	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, invests primarily in a portfolio of common stocks, preferred stocks and convertible securities.

•                  May invest in the securities of issuers of all capitalization sizes.

•                  Emphasizes a value style of investing, and the investment adviser seeks well-established, undervalued companies believed by the investment adviser to possess the potential for capital growth and income.

•                  May invest up to 10% of net assets in real estate investment trusts (REITs).

•                  May invest up to 25% of net assets in securities of foreign issuers, including securities of issuers located in emerging markets countries, i.e., those that are in the initial stages of their industrial cycles, and depositary receipts.

•                  Can invest in derivative instruments including futures contracts.

•                  Can use futures contracts, including index futures, to seek exposure to certain asset classes.

•                  May invest in unseasoned issuers or in securities involving special circumstances, such as initial public offerings, companies with new management or management reliant upon one or a few key people, special products and techniques, limited or cyclical product lines, services, markets or resources or unusual developments, such as acquisitions, mergers, liquidations, bankruptcies or leveraged buyouts.

•                  A significant portion of the fund’s assets may be invested in companies within the same industries or sectors of the market.

•                  The investment adviser only considers purchasing a security if it believes the potential for stock price appreciation outweighs potential downside risk.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(30) selected using a proprietary quantitative model.

•                  The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Convertible Securities • Depositary Receipts	• Market • Derivatives

(30)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

•                  Derivatives

•                  Developing/Emerging Markets Securities

•                  Foreign Securities

•                  Initial Public Offerings

•                  Management

•                  Market

•                  Preferred Securities

•                  REIT Risk/Real Estate Risk

•                  Sector Fund

•                  Small- and Mid-Capitalization Risks

•                  Unseasoned Issuer

•                  Value Investing Style

• Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, the Existing Portfolio may principally invest in the equity securities of companies of any size, while the Replacement Portfolio principally invests in the equity securities of only large-capitalization companies.

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Replacement Portfolio focuses on a particular market capitalization range, Contract owners will not be introduced to materially different investment strategies or risks because the Existing Portfolio maintains the flexibility to principally invest in companies of any size.  Also, only the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in the equity securities of U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Furthermore, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Replacement Portfolio primarily selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment.  Also, as reflected in the performance history table below, each Portfolio uses at least one value index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $191.08 million.  The proposed Substitution will involve approximately $79.35 million of the net assets of the Existing Portfolio’s Series I shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Value Opportunities Fund	HIMCO VIT Large Cap Value Fund
Share Class	Series I	Class IB
Management Fee	0.70%	0.37%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.32%	0.05%
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Operating Expenses	1.03%	0.62%
Fee Waiver / Expense Reimbursement	(0.01)%	N/A
Net Annual Operating Expenses	1.02%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Invesco V.I. Value Opportunities Fund — Series I (Inception: 9/10/2001)
Series I Shares	6.62%	18.84%	11.80%	4.25%	4.50%
S&P 500 Index	13.69%	20.41%	15.45%	7.67%	6.99%
Russell 3000 Value Index	12.70%	20.68%	15.34%	7.26%	7.79%
Lipper VUF Multi-Cap Value Funds Index	12.16%	19.83%	13.71%	6.45%	6.82%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964
Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)

C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Substitution No. 22.                                   MFS Value Series (Initial Class; Service Class) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS Value Series (Initial Class; Service Class)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Capital appreciation	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Normally invests primarily in equity securities. Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts (REITs), and depositary receipts for such securities.

•                  Focuses on the stocks of companies the investment adviser believes are undervalued compared to their perceived worth (value companies).

•                  May invest in companies of any size, but generally focuses on companies with large-capitalizations.

•                  May invest in foreign securities.

•                  The investment adviser uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large-capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(31) selected using a proprietary quantitative model.

•                  The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  May use derivatives, including futures to gain equity exposure and to manage cash flows into or out of the fund effectively.

(31)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

Principal Risks	Principal Risks

• Stock Market/Company • Value Company • Foreign • Liquidity • Investment Selection	• Market • Derivatives • Quantitative Investing • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In particular, each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio may principally invest in the equity securities of any size).

Although differences in the Portfolios’ investment objectives and principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, the Existing Portfolio may principally invest in foreign securities, while the Replacement Portfolio principally invests only in U.S. companies.  Contract owners may benefit from this difference, however, because the securities of U.S. companies, especially large-capitalization U.S. companies, are generally considered to be less volatile than foreign securities.  Also, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities (although the Existing Portfolio may also use quantitative techniques), the Replacement Portfolio primarily selects its securities from the Russell 1000 Value Index, which is constructed to provide a barometer for the U.S. large-capitalization value segment.  Furthermore, as reflected in the performance history table below, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $2.60 billion.  The proposed Substitution will involve approximately $241.51 million of the net assets of the Existing Portfolio’s Initial Class shares, $167.14 million of the Existing Portfolio’s Service Class shares, and $408.66 million of the Existing Portfolio’s total net assets.

			Replacement Portfolio
	Existing Portfolio		HIMCO VIT Large Cap Value
	MFS Value Series		Fund
Share Class	Initial Class	Service Class	Class IB
Management Fee	0.69%	0.69%	0.37%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.04%	0.04%	0.05%
Total Annual Operating Expenses	0.73%	0.98%	0.62%
Fee Waiver / Expense Reimbursement	N/A	N/A	N/A
Net Annual Operating Expenses	0.73%	0.98%	0.62%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — MFS Value Series — Initial Class (Inception: 1/2/2002)
Initial Class	10.51%	20.41%	14.19%	8.37%	8.17%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	7.57%
Existing Portfolio — MFS Value Series — Service Class (Inception: 1/2/2002)
Service Class	10.20%	20.08%	13.90%	8.10%	7.91%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	7.57%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	13.21%	21.65%	15.79%	7.10%	10.32%
Related Composite (net)	12.52%	20.91%	15.09%	6.44%	9.64%
Russell 1000 Value Index	13.45%	20.89%	15.42%	7.30%	10.46%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)
C000037958
HLA Separate Account 3 (File No. 811-08580)
C000037959
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964
Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295) C000005959; C000062645; C000059373; C000005965; C000005966; C000005967;

C000005968; C000062647; C000059379; C000005969; C000005970; C000005971
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177
HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 23.                                   American Funds International Fund (Class 2) replaced by HIMCO VIT International Core Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds International Fund (Class 2)	HIMCO VIT International Core Equity Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term growth of capital	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Invests primarily in common stocks of companies domiciled outside the United States, including companies domiciled in developing countries, that the investment adviser believes have the potential for growth.

•                  Focuses on investments in medium to larger capitalization companies, but not limited to a particular capitalization size.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in equity securities.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Morgan Stanley Capital International Europe, Australasia, Far East (“MSCI EAFE”) Index,(32) selected using a proprietary quantitative model.

(32)  The MSCI EAFE Index is an equity index which captures large- and medium-capitalization representation across developed markets countries around the world, excluding the U.S. and Canada. With 910 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country covered.  Developed Markets countries in the MSCI EAFE Index include: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the UK.

•                  The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  The fund may also invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies, including securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

•                  Under normal circumstances, at least 40% (and normally not less than 30%) of the fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.

•                  May use derivatives, including futures and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Market Conditions • Issuer • Investing in Growth-Oriented Stocks • Investing Outside the United States • Investing in Emerging Markets • Management

•                  Market

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Quantitative Investing

•                  Currency

•                  Convertible Securities

•                  Liquidity Risk

•                  Forward Currency Contracts

•                  Futures and Options

•                  Equity Securities

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of foreign issuers.  In particular, each Portfolio focuses on the equity securities of large- and medium —capitalization companies (although the Existing Portfolio may invest in companies of any size).(33)  In addition, each Portfolio has the flexibility to invest in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though the Existing Portfolio utilizes qualitative growth strategies while the Existing Portfolio primarily utilizes quantitative techniques to select securities from the MSCI EAFE Index, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Also, as reflected in the performance history table below, the Portfolios use only international equity indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $7.71 billion.  The proposed Substitution will involve approximately $556.69 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Funds International Fund	HIMCO VIT International Core Equity Fund
Share Class	Class 2	Class IB
Management Fee	0.49%	0.44%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.05%	0.11%
Total Annual Operating Expenses	0.79%	0.75%
Fee Waiver / Expense Reimbursement	N/A	(0.01)%
Net Annual Operating Expenses	0.79%	0.74%

(33)  The Existing Portfolio’s prospectus expressly discloses that the fund focuses on investments in large- and medium-capitalization companies.  The Replacement Portfolio focuses on large- and medium-capitalization companies because the MSCI EAFE Index, the index from which the Replacement Portfolio’s securities are primarily selected, is comprised of large- and medium-capitalization companies.

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Funds International Fund — Class 2 (Inception: 4/30/1997)
Class 2	-2.65%	11.77%	5.19%	6.35%	7.32%
MSCI All Country World ex USA Index	-3.44%	9.49%	4.89%	5.59%	5.61%
Lipper International Funds Index	-4.23%	11.59%	5.70%	5.29%	5.54%
Replacement Portfolio — HIMCO VIT International Core Equity Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	-2.05%	14.20%	7.45%	5.31%	10.15%
Related Composite (net)	-2.79%	13.36%	6.65%	4.53%	9.34%
MSCI EAFE Index	-4.90%	11.06%	5.33%	4.43%	9.16%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)
C000005735; C000005742; C000005743; C000005740; C000005741
HLA Separate Account 3 (File No. 811-08580)
C000006000; C000006007; C000006008; C000006006; C000006005
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964
Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166
HLA Separate Account 7 (File No. 811-09295)
C000061192
HPRM I	HLA Separate Account 7 (File No. 811-09295)
C000037969; C000078889
HPRM II-III	HLA Separate Account 7 (File No. 811-09295)
C000103263

Substitution No. 24.                                   MFS Research International Series (Initial Class) replaced by HIMCO VIT International Core Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS Research International Series (Initial Class)	HIMCO VIT International Core Equity Fund (Class IB)

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Capital appreciation	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Normally invests primarily in foreign equity securities, including emerging market equity securities. Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts (REITs), and depositary receipts for such securities.

•                  May invest a large percentage of assets in issuers in a single country, a small number of countries, or a particular geographic region.

•                  Not constrained to any particular investment style, but may invest in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

•                  May invest assets in companies of any size.

•                  Uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in equity securities.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Morgan Stanley Capital International Europe, Australasia, Far East (“MSCI EAFE”) Index,(34) selected using a proprietary quantitative model.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  The fund may also invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies, including securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

•                  Under normal circumstances, at least 40% (and normally not less than 30%) of the fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign

(34)  The MSCI EAFE Index is an equity index which captures large- and medium-capitalization representation across developed markets countries around the world, excluding the U.S. and Canada. With 910 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country covered.  Developed Markets countries in the MSCI EAFE Index include: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the UK.

country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.

•                  May use derivatives, including futures and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Stock Market/Company • Foreign and Emerging Markets • Currency • Geographic Focus • Liquidity • Investment Selection

•                  Market

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Quantitative Investing

•                  Currency

•                  Convertible Securities

•                  Liquidity Risk

•                  Forward Currency Contracts

•                  Futures and Options

•                  Equity Securities

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of foreign issuers.  In particular, the Existing Portfolio invests in the equity securities of foreign issuers of any size, and the Replacement Portfolio focuses on the equity securities of large- and medium-capitalization foreign issuers.(35)  In addition, each Portfolio also has the flexibility to invest in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, the Existing Portfolio may principally invest in small- capitalization companies, while the Replacement Portfolio principally invests in only large- and

(35)  The Existing Portfolio’s prospectus expressly discloses that the fund focuses on investments in companies of any size.  The Replacement Portfolio focuses on large- and medium-capitalization companies because the MSCI EAFE Index, the index from which the Replacement Portfolio’s securities are primarily selected, is comprised of large- and medium-capitalization companies.

medium-capitalization companies.  Contract owners will not be introduced to materially different investment strategies or risks, however, because the Existing Portfolio maintains the flexibility to principally invest in companies of any size.  Also, even though the Existing Portfolio utilizes qualitative growth and value strategies while the Existing Portfolio primarily utilizes quantitative techniques to select its securities (although the Existing Portfolio may also utilize quantitative techniques), both Portfolios primarily invest in similar asset classes and have similar geographic focuses.  Furthermore, as reflected in the performance history table below, the Existing Portfolio uses the MSCI EAFE Index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $133.91 million.  The proposed Substitution will involve approximately $37.88 million of the net assets of the Existing Portfolio’s Initial Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS Research International	HIMCO VIT International Core
	Series	Equity Fund
Share Class	Initial Class	Class IB
Management Fee	0.90%	0.44%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.20	0.11%
Total Annual Operating Expenses	1.10%	0.75%
Fee Waiver / Expense Reimbursement	N/A	(0.01)%
Net Annual Operating Expenses	1.10%	0.74%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — MFS Research International Series — Initial Class (Inception: 4/29/2005)
Initial Class	-6.87%	8.93%	5.01%	N/A	5.31%
MSCI EAFE Gross Index	-4.48%	11.56%	5.81%	N/A	5.34%
MSCI All Country World Index	-3.44%	9.49%	4.89%	N/A	6.03%
Replacement Portfolio — HIMCO VIT International Core Equity Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	-2.05%	14.20%	7.45%	5.31%	10.15%
Related Composite (net)	-2.79%	13.36%	6.65%	4.53%	9.34%
MSCI EAFE Net Index	-4.90%	11.06%	5.33%	4.43%	9.16%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059455; C000005820; C000005831; C000005819; C000005821
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000005972; C000005961; C000005960; C000005962
Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Substitution No. 25.	AllianceBernstein VPS International Value Portfolio (Class B) replaced by HIMCO VIT International Value Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

AllianceBernstein VPS International Value Portfolio (Class B)	HIMCO VIT International Value Equity Fund (Class IB)

Investment Adviser	Investment Adviser

AllianceBernstein L.P.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term growth of capital	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Invests primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries.  These countries currently include the developed nations in Europe and the Far East, Canada, Australia and emerging market countries worldwide.

•                  Under normal market conditions, invests

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in equity securities.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the MSCI EAFE Value Index,(36) selected using a proprietary quantitative model.

(36)  The MSCI EAFE Value Index captures large- and medium-capitalization securities exhibiting overall value style characteristics across developed markets countries around the world, excluding the U.S. and Canada.  The value investment style characteristics for index construction are defined using three variables: book value to price, 12-month forward earnings to price and dividend yield. With 489 constituents, the index targets 50% coverage of the free float-adjusted market capitalization of the MSCI EAFE Index.  Developed Markets countries include: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the UK.

significantly (at least 40%, unless market conditions are not deemed favorable by the Adviser) in securities of non-U.S. companies.

•                  Invests, under normal circumstances, in the equity securities of companies located in at least three countries.

•                  Invests in companies that are determined by the investment adviser to be undervalued, using a fundamental value approach. In selecting securities, the investment adviser uses its fundamental and quantitative research to identify companies whose stocks are priced low in relation to their perceived long-term earnings power.

•                  The investment adviser’s fundamental analysis depends heavily upon its internal research staff.  The research staff begins with a global research universe of approximately 2,000 international and emerging market companies.

•                  May seek to hedge the currency exposure resulting from securities positions when it finds the currency exposure unattractive. To hedge all or a portion of its currency risk, the portfolio may, from time to time, invest in currency-related derivatives, including forward currency exchange contracts, futures, options on futures, swaps and options. May also seek investment opportunities by taking long or short positions in currencies through the use of currency-related derivatives.

•                  May enter into other derivatives transactions, such as options, futures, forwards and swaps. May use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs.

•                  May, at times, invest in shares of ETFs in lieu of making direct investments in equity securities, which may provide more efficient and economical exposure to the type of companies and geographic locations in which the portfolio seeks to invest than direct investments.

•                  May invest in depositary receipts, instruments of supranational entities denominated in the currency of any country, securities of multinational

•                  The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  May also invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies, including securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets. .

•                  Under normal circumstances, at least 40% (and normally not less than 30%) of the fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.  Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.

•                  May use derivatives, including futures and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the fund effectively.

companies and “semi-governmental securities”, and enter into forward commitments.

Principal Risks	Principal Risks

• Market • Foreign (non-U.S.) • Emerging market • Currency • Derivatives • Leverage • Management

•                  Market

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Quantitative Investing

•                  Currency

•                  Convertible Securities

•                  Liquidity

•                  Forward Currency Contracts

•                  Futures and Options

•                  Contracts for Difference

•                  Equity Securities

•                  Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of the Existing Portfolio (long-term growth of capital) is consistent with the investment objective of the Replacement Portfolio (long-term total return).  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of foreign issuers.  Each Portfolio also has the flexibility to invest in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, the Existing Portfolio may invest, at times, in ETFs, while the Replacement Portfolio makes only direct investments in equity securities.  This difference is not material, however, because the Existing Portfolio merely uses the ETFs to primarily invest, like the Replacement Portfolio, in the equity securities of foreign issuers.  Also, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Replacement Portfolio primarily selects its securities from the MSCI EAFE Value Index, which is constructed to exhibit overall value style characteristics across developed markets countries around the world, excluding the U.S. and Canada.  Furthermore, as reflected in the performance history table below, the Portfolios use only international equity indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $666.19 million.  The proposed Substitution will involve approximately $148.95 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	AllianceBernstein VPS	HIMCO VIT International
	International Value Portfolio	Value Equity Fund
Share Class	Class B	Class IB
Management Fee	0.75%	0.68%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.07%	0.11%
Total Annual Operating Expenses	1.07%	0.99%
Fee Waiver / Expense Reimbursement	N/A	(0.01)%
Net Annual Operating Expenses	1.07%	0.98%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — AllianceBernstein VPS International Value Portfolio — Class B (Inception: 8/15/2001)
Class B	-6.46%	9.44%	1.95%	1.40%	4.84%
MSCI EAFE Index	-4.90%	11.06%	5.33%	4.43%	5.30%
Replacement Portfolio — HIMCO VIT International Value Equity Fund — Related Composite (Inception: N/A)
Related Composite (gross)	N/A	N/A	N/A	N/A	N/A
Related Composite (net)	N/A	N/A	N/A	N/A	N/A
MSCI EAFE Value Index	N/A	N/A	N/A	N/A	N/A

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360; C000037958

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000037959
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059 (C-Shares)
HLA Separate Account 7 (File No. 811-09295)
C000093061 (C-Shares)

Substitution No. 26.	Templeton Foreign VIP Fund (Class 2; Class 4) replaced by HIMCO VIT International Value Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Templeton Foreign VIP Fund (Class 2; Class 4)	HIMCO VIT International Value Equity Fund (Class IB)

Investment Adviser	Investment Adviser

Templeton Investment Counsel, LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term capital growth	Long-term capital appreciation

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, invests at least 80% of net assets in investments of issuers located outside the U.S., including those in emerging markets.

•                  Under normal market conditions, invests predominantly in equity securities, primarily to predominantly in common stock.

•                  While there are no set percentage targets, invests predominantly in large to medium capitalization companies and may invest a portion in smaller companies.

•                  Invests in American, European and Global

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in equity securities.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the MSCI EAFE Value Index,(37) selected using a proprietary quantitative model.

•                  The value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as

(37)  The MSCI EAFE Value Index captures large- and medium-capitalization securities exhibiting overall value style characteristics across developed markets countries around the world, excluding the U.S. and Canada.  The value investment style characteristics for index construction are defined using three variables: book value to price, 12-month forward earnings to price and dividend yield. With 489 constituents, the index targets 50% coverage of the free float-adjusted market capitalization of the MSCI EAFE Index.  Developed Markets countries include: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the UK.

Depositary Receipts.

•                  Although the investment adviser searches for investments across a large number of sectors, from time to time, based on economic conditions, the fund may have significant positions in particular countries or sectors.

•                  When choosing equity investments for the fund, the investment adviser applies a “bottom-up,” value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment adviser’s evaluation of the company’s long-term earnings, asset value and cash flow potential.  The investment adviser also considers a company’s price/earnings ratio, profit margins and liquidation value.

dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  Primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  May also invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies, including securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets. .

•                  Under normal circumstances, at least 40% (and normally not less than 30%) of the fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.  Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.

•                  May use derivatives, including futures and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the fund effectively.

Principal Risks	Principal Risks

• Market • Foreign Securities • Focus • Value Style Investing • Smaller and Midsize Companies • Management

•                  Market

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Quantitative Investing

•                  Currency

•                  Convertible Securities

•                  Liquidity

•                  Forward Currency Contracts

•                  Futures and Options

•                  Contracts for Difference

•                  Equity Securities

•                  Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of the Existing Portfolio (long-term capital growth) is consistent with the investment objective of the Replacement Portfolio (long-term total return).  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of foreign issuers.  In particular, each Portfolio focuses on the equity securities of large- and medium-capitalization companies.(38)  In addition, each Portfolio also has the flexibility to invest in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though the Existing Portfolio utilizes qualitative value strategies while the Replacement Portfolio utilizes quantitative techniques to select its securities, the Portfolios generally invest in similar assets and have similar geographic focuses.  Also, as reflected in the performance history table below, the Portfolios use only international equity indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $2.40 billion.  The proposed Substitution will involve approximately $299.87 million of the net assets of the Existing Portfolio’s Class 2 shares, $43.38 million of the Existing Portfolio’s Class 4 shares, and $343.26 million of the Existing Portfolio’s total net assets.

			Replacement Portfolio
	Existing Portfolio		HIMCO VIT International
	Templeton Foreign VIP Fund		Value Fund
Share Class	Class 2	Class 4	Class IB
Management Fee	0.74%	0.74%	0.68%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.35%	0.20%
Other Expenses	0.04%	0.04%	0.11%
Total Annual Operating Expenses	1.03%	1.13%	0.99%
Fee Waiver / Expense Reimbursement	N/A	N/A	(0.01)%
Net Annual Operating Expenses	1.03%	1.13%	0.98%

(38)  The Existing Portfolio’s prospectus expressly discloses that the fund focuses on large- and medium-capitalization companies.  The Replacement Portfolio focuses on large- and medium-capitalization companies because the MSCI EAFE Index, the index from which the Replacement Portfolio’s securities are primarily selected, is comprised of large- and medium-capitalization companies.

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Templeton Foreign VIP Fund — Class 2 (Inception: 5/1/1997)
Class 2	-11.13%	8.92%	4.59%	4.68%	5.16%
MSCI EAFE Index	-4.90%	11.06%	5.33%	4.43%	N/A
Existing Portfolio — Templeton Foreign VIP Fund — Class 4 (Inception: 2/29/2008)
Class 4	-11.22%	8.82%	4.51%	N/A	1.49%
MSCI EAFE Index	-4.90%	11.06%	5.33%	N/A	0.73%
Replacement Portfolio — HIMCO VIT International Value Equity Fund — Related Composite (Inception: N/A)
Related Composite (gross)	N/A	N/A	N/A	N/A	N/A
Related Composite (net)	N/A	N/A	N/A	N/A	N/A
MSCI EAFE Value Index	N/A	N/A	N/A	N/A	N/A

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964
Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177
HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 27.	American Funds Bond Fund (Class 2) replaced by HIMCO VIT Total Return Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds Bond Fund (Class 2)	HIMCO VIT Total Return Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Provide as high a level of current income as is consistent with the preservation of capital	A competitive total return, with income as a secondary objective

Principal Investment Strategies	Principal Investment Strategies

•                  Seeks to maximize level of current income and preserve capital by investing primarily in bonds.

•                  Normally, invests at least 80% of assets in bonds and other debt securities.

•                  Invests at least 65% of assets in investment-grade debt securities (rated Baa3 or better or BBB— or better by Nationally Recognized Statistical Rating Organizations, or NRSROs, designated by the fund’s investment adviser or unrated but determined to be of equivalent quality by the fund’s investment adviser), including cash and cash equivalents, securities issued and guaranteed by the U.S. and other governments, and securities backed by mortgages and other assets.

•                  May invest up to 35% of assets in debt securities rated Ba1 or below and BB+ or below by NRSROs designated by the fund’s investment adviser or unrated but determined by the fund’s investment adviser to be of equivalent quality. Such securities are sometimes referred to as “junk bonds.”

•                  May invest in debt securities of issuers domiciled outside the United States, including in emerging markets.

•                  May invest up to 20% of assets in preferred stocks, including convertible and nonconvertible preferred stocks.

•                  May invest, subject to the restrictions above, in

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in bonds that the investment manager considers to be attractive from a total return perspective along with current income.

•                  Normally invests at least 65% of net assets in investment grade debt instruments.

•                  May invest up to 35% of net assets in securities rated below investment grade (also known as “junk bonds”).

•                  Debt securities in which the fund may invest include asset-backed and mortgage-related securities.

•                  Normally invests in debt securities with a maturity of at least one year.

•                  May also invest in private debt and in bank loans or loan participation interests in secured or unsecured variable, fixed or floating rate loans to U.S. and foreign corporations, partnerships and other entities.

•                  May utilize derivatives to manage portfolio risk or for other investment purposes.  The derivatives in which the fund may invest include futures and options, and swap agreements as well as forward foreign currency contracts and inverse floaters.

•                  May invest up to 15% of net assets in preferred stocks, convertible securities, and securities accompanied by warrants to purchase equity contracts for future delivery of mortgage-backed securities, such as to-be-announced contracts and mortgage rolls.

•                  The fund is designed for investors seeking income and more price stability than stocks, and capital preservation over the long term.

•                  The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments.  The basic investment philosophy of the investment adviser is to seek to invest in attractively priced securities that, in its opinion, represent good, long-term investment opportunities.  The investment adviser believes that an important way to accomplish this is through fundamental research, which may include analysis of credit quality, general economic conditions and various quantitative measures and, in the case of corporate obligations, meeting with company executives and employees, suppliers, customers and competitors.

securities.

•                  While the fund will not make direct purchases of common stock, from time to time, the fund will hold positions in common stock as a result of certain events, such as among other things the exercise of conversion rights or warrants, as well as restructurings or bankruptcy plans of reorganization with respect to an issuer’s securities held by the fund.

•                  May invest in debt securities of foreign issuers, including from emerging markets, and up to 20% of its net assets in non-dollar denominated securities.

•                  May invest in securities and other instruments of any maturity or duration.

•                  The Fund may trade securities actively and may engage in short selling.

Principal Risks	Principal Risks

•                  Market Conditions

•                  Issuer Risks

•                  Investing in Debt Instruments

•                  Investing in Lower Rated Bonds

•                  Thinly Traded Securities

•                  Investing in Pass-Through Securities

•                  Investing in Futures

•                  Investing in Securities Backed by the U.S. Government

•                  Investing Outside the United States

•                  Management

•                  Market

•                  Interest Rate

•                  Credit

•                  Call

•                  Mortgage- and Asset-Backed Securities

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Short Sales and Leverage

•                  Liquidity

•                  Event

•                  Loans and Loan Participations

•                  U.S. Government Securities

•                  Junk Bond

•                  Investment Strategy

•                  To Be Announced (TBA) Securities

•                  Active Trading

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of the Existing Portfolio (high level of current income) is consistent with that of the Replacement Portfolio (total return).  Each of the Existing Portfolio and the Replacement Portfolio seeks to achieve its investment objective by investing a substantial percentage of its assets (at least 80% of total assets and 80% of net assets, respectively) in bonds and other debt securities.  In particular, each of the Existing and Replacement Portfolio invests a significant percentage of its asset in investment grade securities (at least 65% of total assets and 65% of net assets, respectively) and non-investment grade securities (up to 35% of total assets and 35% of net assets, respectively).  Each Portfolio also maintains the flexibility to invest in equity securities and foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, even though only the Existing Portfolio’s investment objective specifically seeks preservation of capital, the Portfolios generally invest in similar assets and have similar geographic focuses.  Also, as reflected in the performance history table below, each Portfolio uses the Barclays U.S. Aggregate Bond Index as a performance benchmark index, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $9.27 billion.  The proposed Substitution will involve approximately $946.83 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Funds Bond Fund	HIMCO VIT Total Return Bond Fund
Share Class	Class 2	Class IB
Management Fee	0.37%	0.24%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.02%	0.05%
Total Annual Operating Expenses	0.64%	0.49%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.64%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Funds Bond Fund — Class 2 (Inception: 4/30/1997)
Class 2	5.28%	2.77%	4.16%	3.46%	4.84%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	5.76%

Lipper Core Bond Funds Average	5.86%	3.50%	5.12%	4.61%	5.58%
Replacement Portfolio — HIMCO VIT Total Return Bond Fund — Related Composite (Inception: 8/1/1996)
Related Composite (gross)	6.19%	4.37%	5.70%	5.06%	6.55%
Related Composite (net)	5.67%	3.85%	5.17%	4.54%	6.03%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	5.83%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964
Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971
Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166
HLA Separate Account 7 (File No. 811-09295)
C000061192
HPRM I	HLA Separate Account 7 (File No. 811-09295)
C000037969

Substitution No. 28.	MFS Research Bond Series (Initial Class; Service Class) replaced by HIMCO VIT Total Return Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS Research Bond Series (Initial Class; Service Class)	HIMCO VIT Total Return Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Total return with an emphasis on current income, but also considering capital appreciation	A competitive total return, with income as a secondary objective

Principal Investment Strategies	Principal Investment Strategies

•                  Normally invests at least 80% of net assets in debt instruments. Debt instruments include corporate bonds, U.S. Government securities, asset-backed securities, municipal instruments, foreign government securities, inflation-adjusted bonds, and other obligations to repay money borrowed.

•                  Primarily invests in investment grade debt instruments, but may also invest in less than investment grade quality debt instruments (lower quality debt instruments).

•                  May invest in foreign securities.

•                  May use derivatives for any investment purpose, but expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments. Derivatives include futures, forward contracts, options, structured securities, and swaps.

•                  Uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual instruments and their issuers. Quantitative models that systematically evaluate instruments may also be considered. In structuring the fund, the investment adviser may also consider top-down factors.

•                  Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in bonds that the investment manager considers to be attractive from a total return perspective along with current income.

•                  Normally invests at least 65% of net assets in investment grade debt instruments.

•                  May invest up to 35% of net assets in securities rated below investment grade (also known as “junk bonds”).

•                  Debt securities in which the fund may invest include asset-backed and mortgage-related securities.

•                  Normally invests in debt securities with a maturity of at least one year.

•                  May also invest in private debt and in bank loans or loan participation interests in secured or unsecured variable, fixed or floating rate loans to U.S. and foreign corporations, partnerships and other entities.

•                  May utilize derivatives to manage portfolio risk or for other investment purposes.  The derivatives in which the fund may invest include futures and options, and swap agreements as well as forward foreign currency contracts and inverse floaters.

•                  May invest up to 15% of net assets in preferred stocks, convertible securities, and securities accompanied by warrants to purchase equity securities.

•                  While the fund will not make direct purchases of common stock, from time to time, the fund will hold positions in common stock as a result of certain events, such as among other things the exercise of conversion rights or warrants, as well as restructurings or bankruptcy plans of reorganization with respect to an issuer’s securities held by the fund.

•                  May invest in debt securities of foreign issuers, including from emerging markets, and up to 20% of its net assets in non-dollar denominated securities.

•                  May invest in securities and other instruments of any maturity or duration.

• The Fund may trade securities actively and may engage in short selling.

Principal Risks	Principal Risks

•                  Debt market

•                  Interest rate

•                  Credit

•                  Foreign

•                  Prepayment/Extension

•                  Inflation-Adjusted Debt Instruments

•                  Municipal

•                  Derivatives

•                  Leveraging

•                  Counterparty and Third Party

•                  Liquidity

•                  Investment Selection

•                  Market

•                  Interest Rate

•                  Credit

•                  Call

•                  Mortgage- and Asset-Backed Securities

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Short Sales and Leverage

•                  Liquidity

•                  Event

•                  Loans and Loan Participations

•                  U.S. Government Securities

•                  Junk Bond

•                  Investment Strategy

•                  To Be Announced (TBA) Securities

•                  Active Trading

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with total return.  Each of the Existing Portfolio and the Replacement Portfolio seeks to achieve its investment objective by investing at least 80% of net assets in bonds and other debt securities, including investment-grade and non-investment grade debt securities.  In addition, each Portfolio also maintains the flexibility to invest in equity securities and foreign securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, each Portfolio uses the Barclays U.S. Aggregate Bond Index as a performance benchmark index, which evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $3.02 billion.  The proposed Substitution will involve approximately $565.53 million of the net assets of the Existing Portfolio’s Initial Class shares, $209.33 million of the Existing Portfolio’s Service Class shares, and $774.86 million of the Existing Portfolio’s total net assets.

			Replacement Portfolio
	Existing Portfolio		HIMCO VIT Total Return
	MFS Research Bond Series		Bond Fund
Share Class	Initial Class	Service Class	Class IB
Management Fee	0.50%	0.50%	0.24%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.04%	0.04%	0.05%
Total Annual Operating Expenses	0.54%	0.79%	0.49%
Fee Waiver / Expense Reimbursement	N/A	N/A	N/A
Net Annual Operating Expenses	0.54%	0.79%	0.49%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — MFS Research Bond Series — Initial Class (Inception: 10/24/1995)
Initial Class	5.85%	3.99%	5.22%	4.88%	5.78%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	5.70%
Existing Portfolio — MFS Research Bond Series — Service Class (Inception: 5/1/2000)
Service Class	5.62%	3.73%	4.96%	4.61%	5.91%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	4.89%
Replacement Portfolio — HIMCO VIT Total Return Bond Fund — Related Composite (Inception: 8/1/1996)
Related Composite (gross)	6.19%	4.37%	5.70%	5.06%	6.55%
Related Composite (net)	5.67%	3.85%	5.17%	4.54%	6.03%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	5.83%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972) C000005822; C000059452; C000059455; C000005820; C000005831; C000005819; C000005821
HLA Separate Account 7 (File No. 811-09295) C000005963; C000005961; C000005972; C000005960; C000005962
Leaders II-III

HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295) C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972) C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295) C000061168; C000061192; C000061177
HPRM I	HL Separate Account 7 (File No. 811-04972) C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295) C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972) C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295) C000093061; C000093063; C000103263; C000105764

Substitution No. 29.              Invesco V.I. Government Securities Fund (Series I; Series II) replaced by HIMCO VIT Government Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing portfolio	Replacement Portfolio

Invesco V.I. Government Securities Fund (Service Class I; Service Class II)	HIMCO VIT Government Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Total return, comprised of current income and capital appreciation	Maximize total return while providing shareholders with a high level of current income consistent with prudent investment risk

Principal Investment Strategies	Principal Investment Strategies

•             Invests, under normal circumstances, at least 80% of net assets (plus any borrowings for investment purposes) in debt securities issued, guaranteed or otherwise backed by the U.S. Government, its agencies, instrumentalities or sponsored corporations (each, a “Federal Agency”), and in derivatives and other instruments that have economic characteristics similar to such securities. These securities include: (1) direct obligations of the U.S. Treasury, including bills, notes and bonds, and (2) obligations issued or guaranteed by Federal Agencies and supported by (a) the full faith and credit of the U.S. Treasury, (b) the right of the issuer to borrow from the U.S. Treasury,

•             Invests in securities that the fund’s investment manager considers to be attractive from a total return perspective while providing current income.

•             Normally invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

•             Invests both in U.S. Treasury obligations and in obligations of U.S. Government agencies or instrumentalities, and in U.S. Treasury Inflation Protected Securities.

or (c) the credit of the Federal Agency.

•             Primarily invests in fixed income securities of the following types: callable bonds that can be redeemed by the issuer prior to their stated maturity; bullet-maturity debt bonds with a stated maturity date; mortgage-backed securities (MBS) consisting of interests in underlying mortgages with maturities of up to thirty years; and U.S. Treasury and Federal Agency holdings.

•             May purchase mortgage-backed and asset-backed securities such as collateralized mortgage obligations (CMOs), collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs).

•             Investments may include securities that do not produce immediate cash income, such as zero coupon securities and payment-in-kind securities.

•             May purchase and sell securities on a when-issued and delayed delivery basis, which means that the fund may buy or sell a security with payment and delivery taking place in the future.

•             May also engage in “to be announced” (TBA) transactions, which are transactions in which a fund buys or sells MBS on a forward commitment basis. May engage in short sales of TBA mortgages, including short sales on TBA mortgages the fund does not own.

•             Can invest in derivative instruments including swap contracts, options and futures contracts.

•             The portfolio managers utilize the Barclays US Government Index as a reference in structuring the portfolio. The portfolio managers decide on appropriate risk factors such as duration, the shape of the U.S. Treasury yield curve, Federal Agency exposure, Federal Agency MBS exposure, and Treasury Inflation-Protected Security (TIPS) exposure relative to this index. The portfolio managers then employ proprietary technology to calculate appropriate position sizes for each of these risks factors. In doing so, the portfolio managers consider recommendations from a globally interconnected team of specialist decision makers in positioning the Fund to generate alpha (return on investments in excess of the Barclays US Government Index).

•             Invests in securities of all maturities, but will maintain a weighted average effective maturity for the portfolio of between three and 10 years.

•             May invest a significant portion of assets in mortgage-backed securities issued by U.S. Government agencies.

•             May invest up to 20% of net assets in securities issued or guaranteed by the governments of, or agencies or instrumentalities of the governments of, Canada, France, Germany, Italy, Japan, or the United Kingdom, provided that if such securities are denominated in currencies other than the U.S. dollar, the currency exposure is hedged back to U.S. dollars.

•             May invest in asset-backed and commercial mortgage-backed securities issued by private entities.

•             May utilize reverse repurchase transactions.

•             May also utilize derivatives, including futures contracts, swaps and options, to manage portfolio risk or for other investment purposes.

•             May trade securities actively and may engage in short selling.

• Engages in active and frequent trading of portfolio securities.

Principal Risks	Principal Risks

•             Active Trading

•             Collateralized Loan Obligations

•             Credit

•             Derivatives

•             Interest Rate

•             Management

•             Market

.

•             Mortgage- and Asset-Backed Securities

•             Reinvestment

•             TBA Transactions

•             U.S. Government Obligations

•             When-Issued and Delayed Delivery Risks

•             Zero Coupon or Pay-In-Kind Securities

• Market • U.S. Government Securities • Interest Rate • Credit • Mortgage- and Asset-Backed Securities • Derivatives • Short Sales and Leverage • Futures and Options • Active Trading

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of each Portfolio is to provide shareholders with total return through current income.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For instance, only the Existing Portfolio’s investment objective specifically seeks capital appreciation.  Nonetheless, the Replacement Portfolio’s investments, which are in substantially similar assets, may provide Contract owners with capital appreciation.  Also, only the Replacement Portfolio may principally invest in debt securities issued or guaranteed by foreign governments.  This difference should not expose Contract owners to materially greater risks, however, because the risks associated with foreign debt are mitigated by the fact that the Replacement Portfolio principally invests only in debt securities issued or guaranteed by developed countries.  Furthermore, as reflected in the performance history table below, the Portfolios use government debt securities indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $687.34 million. The proposed Substitution will involve approximately $426.11 million of the net assets of the Existing Portfolio’s Series I shares, $10.32 million of the Existing Portfolio’s Series II shares, and $436.43 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Invesco V.I. Government Securities Fund		HIMCO VIT Government Bond Fund
Share Class	Series I	Series II	Class IB
Management Fee	0.46%	0.46%	0.36%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.30%	0.30%	0.06%
Total Annual Operating Expenses	0.76%	1.01%	0.62%
Fee Waiver / Expense Reimbursement	N/A	N/A	(0.01)%
Net Annual Operating Expenses	0.76%	1.01%	0.61%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Invesco V.I. Government Securities Fund — Series I (Inception: 5/5/1993)
Series I	4.14%	1.29%	3.40%	4.04%	4.66%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	5.77%
Barclays U.S. Government Index	4.92%	1.40%	3.70%	4.29%	5.47%
Lipper VIF General U.S. Government Funds Index	4.03%	1.63%	3.98%	4.09%	5.17%
Existing Portfolio — Invesco V.I. Government Securities Fund — Series II (Inception: 9/19/2001)
Series II	3.88%	1.04%	3.14%	3.77%	3.78%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	4.99%
Barclays U.S. Government Index	4.92%	1.40%	3.70%	4.29%	4.53%
Lipper VIF General U.S. Government Funds Index	4.03%	1.63%	3.98%	4.09%	4.35%
Replacement Portfolio — HIMCO VIT Government Bond Fund — Related Composite (Inception: N/A)
Related Composite (gross)	N/A	N/A	N/A	N/A	N/A
Related Composite (net)	N/A	N/A	N/A	N/A	N/A
Barclays US Government Bond Index	N/A	N/A	N/A	N/A	N/A

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary	HL Separate Account 3 (File No. 811-08584) C000005740; C000005741 HLA Separate Account 3 (File No. 811-08580) C000006006; C000006005

Products
Leaders I

HL Separate Account 7 (File No. 811-04972)

C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438

HLA Separate Account 7 (File No. 811-09295)

C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III

HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)

C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Substitution No. 30.               Fidelity VIP Strategic Income Portfolio (Service Class 2) replaced by HIMCO VIT Strategic Income Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Strategic Income Portfolio (Service Class 2)	HIMCO VIT Strategic Income Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Fidelity Management & Research Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

Fidelity Investments Money Management, Inc.

FMR Co., Inc.

FIL Investment Advisors (UK) Limited

Fidelity Management & Research (Hong Kong) Limited

Fidelity Management & Research (Japan) Inc.

FIL Investment Advisors

FIA(UK)

FIL Investments (Japan) Limited

None

Investment Objective	Investment Objective

High level of current income. May also seek capital appreciation	Maximize long-term total return

Principal Investment Strategies	Principal Investment Strategies

•             Invests primarily in debt securities, including lower-quality debt securities.

•             Allocates assets among four general investment categories: high yield securities, U.S. Government and investment-grade securities, emerging markets securities, and foreign developed market securities.

•             Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in bonds and in derivatives and other investments that have economic characteristics similar to bonds (“bond-like instruments”). Bond-like instruments include debt securities, bank loans, and other similar

•             Potentially invests in equity securities.

•             Uses a neutral mix of approximately 40% high yield, 30% U.S. Government and investment-grade, 15% emerging markets, and 15% foreign developed markets.

•             Analyzes a security’s structural features and current pricing, its issuer’s potential for success, and the credit, currency, and economic risks of the security and its issuer to select investments.

•             Invests in Fidelity’s central funds (specialized investment vehicles used by Fidelity funds to invest in particular security types or investment disciplines).

instruments, as well as derivatives that have economic characteristics of bonds.

•             Typically invests across a broad range of bonds and bond-like instruments including those of varying quality (non-investment grade and investment grade), issuer domicile (U.S. and non-U.S., including emerging markets), currency denomination (U.S. dollar and foreign currencies), and maturity (any maturity).

•             Will generally hold a diversified portfolio of bonds and bond-like instruments, including, but not limited to, government debt securities, corporate debt securities, bank loans and asset-backed and mortgage-related securities. However, the fund is not required to invest in all such asset classes at all times and may invest 100% of its assets in one asset class if the investment manager believes conditions warrant.

•             May utilize derivatives to manage portfolio risk or for other investment purposes. The derivatives in which the fund may invest include futures and options, and swap agreements as well as forward foreign currency contracts.

•             The fund may trade securities actively and may engage in short selling.

•             May also engage in foreign exchange transactions and invest in other types of securities and instruments including, but not limited to, convertible securities and preferred stock.

•             May purchase or sell securities on a when-issued, delayed delivery or forward commitment basis (to be announced (TBA) securities).

•             May, without limitation, seek to obtain market exposure to the securities in which the fund primarily invests by entering into a series of purchase and sale contracts or by using other similar investment techniques (such as dollar rolls).

Principal Risks	Principal Risks
• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Prepayment • Issuer-Specific Changes	• Market • Interest Rate • Credit • Call • Currency • Junk Bond

•             Foreign Investments

•             Emerging Markets

•             Derivatives

•             Short Sales and Leverage

•             Swap Agreements

•             Mortgage- and Asset-Backed Securities

•             To Be Announced (TBA) Securities

•             Purchase and Sale Contracts

•             Dollar Rolls

•             Loans and Loan Participations

•             U.S. Government Securities

•             Liquidity

•             Active Trading

•             Investment Strategy

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The investment objective of the Existing Portfolio (high level of current income and capital appreciation) is consistent with that of the Replacement Portfolio (total return).  Each Portfolio seeks to achieve its investment objective by investing primarily in bonds and other debt securities.  In addition, each Portfolio maintains the flexibility to invest in equity securities and foreign debt.  With respect to the Portfolios’ investments in foreign debt securities, each Portfolio maintains the flexibility to invest in emerging markets.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  For example, only the Existing Portfolio’s investment objective specifically seeks capital appreciation.  Nonetheless, the Replacement Portfolio’s investments, especially those in equity securities, may provide Contract owners with capital appreciation.  Also, the Existing Portfolio seeks to invest approximately 40%, 30%, and 15% of its assets in high-yield, U.S. Government and investment grade debt, and foreign developed markets, respectively.  On the other hand, the Replacement Portfolio generally holds a diversified portfolio of debt securities, but may invest 100% of its assets in any one asset class.  This difference is not material, however, because the Portfolios generally seek to invest in a diversified mix of similar asset classes and have similar geographic focuses.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $1.23 billion.  The proposed Substitution will involve approximately $1.46 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP Strategic Income Portfolio	HIMCO VIT Strategic Income Bond Fund
Share Class	Service Class 2	Class IB
Management Fee	0.56%	0.31%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.12%	0.05%
Total Annual Operating Expenses	0.93%	0.56%
Fee Waiver / Expense Reimbursement	N/A	N/A
Net Annual Operating Expenses	0.93%	0.56%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Fidelity VIP Strategic Income Portfolio — Service Class 2 (Inception: 12/23/2003)
Service Class 2	3.37%	4.46%	5.40%	5.83%	6.03%
The BofA Merrill Lynch US High Yield Constrained Index	2.51%	8.36%	8.85%	7.62%	7.92%
Fidelity Strategic Income Composite Index	3.89%	4.30%	5.93%	5.69%	5.97%
Replacement Portfolio — HIMCO VIT Strategic Income Bond Fund — Related Composite (Inception: 6/1/2007)
Related Composite (gross)	0.63%	4.62%	6.53%	N/A	5.31%
Related Composite (net)	0.07%	4.03%	5.94%	N/A	4.73%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	N/A	5.15%
Bank of America Merrill Lynch U.S. Dollar LIBOR 3 Month Constant Maturity Index	0.24%	0.34%	0.33%	N/A	1.28%

Contracts Affected

Suite	Contracts Affected
HPRM I	HL Separate Account 7 (File No. 811-04972) C000061190; C000080961; C000080962 HLA Separate Account 7 (File No. 811-09295) C000037969; C000061191; C000078889
HPRM II-III

HL Separate Account 7 (File No. 811-04972)

C000093059; C000093060; C000093064; C000105760; C000105761; C000105762

HLA Separate Account 7 (File No. 811-09295)

C000093061; C000093063; C000103263; C000105764

Substitution No. 31.           Franklin Strategic Income VIP Fund (Class 1; Class 2; Class 4) replaced by HIMCO VIT Strategic Income Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Strategic Income VIP Fund (Class 1, Class 2, Class 4)	HIMCO VIT Strategic Income Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Franklin Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

High level of current income. A secondary goal is long-term capital appreciation	Maximize long-term total return

Principal Investment Strategies	Principal Investment Strategies

•             Under normal market conditions, invests primarily in U.S. and foreign debt securities, including those in emerging markets. Debt securities include all varieties of fixed and floating rate income securities, including bonds, U.S. and foreign government and agency securities, corporate loans, bank loans (and loan participations), mortgage-backed securities and other asset-backed securities, convertible securities and municipal securities.

•             Shifts its investments among various classes of debt securities and at any given time may have a substantial amount of its assets invested in any class of debt security.

•             May invest up to 100% of its assets in high yield, lower-quality debt securities (also known as “junk bonds”). The below-investment grade debt securities in which the fund invests are generally rated at least Caa by Moody’s or CCC by S&P or are unrated securities the Fund’s investment manager determines are of comparable quality.

•             May invest in many different securities issued or guaranteed by the U.S. government or by non-U.S. governments or their respective agencies or instrumentalities, including mortgage-backed securities and inflation-indexed securities issued by the U.S. Treasury.

•             Regularly enters into various currency-related transactions involving derivative instruments,

•             Under normal circumstances, invests at least 80% of net assets (plus the amount of any borrowings for investment purposes) in bonds and in derivatives and other investments that have economic characteristics similar to bonds (“bond-like instruments”). Bond-like instruments include debt securities, bank loans, and other similar instruments, as well as derivatives that have economic characteristics of bonds.

•             Typically invests across a broad range of bonds and bond-like instruments including those of varying quality (non-investment grade and investment grade), issuer domicile (U.S. and non-U.S., including emerging markets), currency denomination (U.S. dollar and foreign currencies), and maturity (any maturity).

•             Will generally hold a diversified portfolio of bonds and bond-like instruments, including, but not limited to, government debt securities, corporate debt securities, bank loans and asset-backed and mortgage-related securities. However, the fund is not required to invest in all such asset classes at all times and may invest 100% of its assets in one asset class if the investment manager believes conditions warrant.

•             May utilize derivatives to manage portfolio risk or for other investment purposes. The derivatives in which the fund may invest include futures and including currency and cross currency forwards, currency swaps, and currency and currency index futures contracts.

•             May also enter into interest rate and credit-related transactions involving derivative instruments, including interest rate, fixed income total return and credit default swaps and bond/interest rate futures contracts.

•             Uses a “top-down” analysis of macroeconomic trends combined with a “bottom-up” fundamental analysis of market sectors, industries, and issuers to try to take advantage of varying sector reactions to economic events.

options, and swap agreements as well as forward foreign currency contracts.

•             The fund may trade securities actively and may engage in short selling.

•             May also engage in foreign exchange transactions and invest in other types of securities and instruments including, but not limited to, convertible securities and preferred stock.

•             May purchase or sell securities on a when-issued, delayed delivery or forward commitment basis (to be announced (TBA) securities).

•             May, without limitation, seek to obtain market exposure to the securities in which the fund primarily invests by entering into a series of purchase and sale contracts or by using other similar investment techniques (such as dollar rolls).

Principal Risks	Principal Risks

•             Credit

•             Interest Rate

•             High-Yield Debt Securities

•             Market

•             Income

•             Variable Rate Securities

•             Foreign Securities

•             Sovereign Debt Securities

•             Emerging Market Countries

•             Floating Rate Corporate Investments

•             Derivative Instruments

•             Currency Management Strategies

•             Prepayment

•             Extension Risk

•             Liquidity

•             Management

•             Market

•             Interest Rate

•             Credit

•             Call

•             Currency

•             Junk Bond

•             Foreign Investments

•             Emerging Markets

•             Derivatives

•             Short Sales and Leverage

•             Swap Agreements

•             Mortgage- and Asset-Backed Securities

•             To Be Announced (TBA) Securities

•             Purchase and Sale Contracts

•             Dollar Rolls

•             Loans and Loan Participations

•             U.S. Government Securities

•             Liquidity

•             Active Trading

•             Investment Strategy

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The

Existing Portfolio’s investment objective (high level of current income and secondarily capital appreciation) is consistent with that of the Replacement Portfolio (total return).  Each Portfolio seeks to achieve its investment objective by primarily investing in a diversified portfolio of debt securities, including investment-grade debt securities, non-investment grade securities, government debt securities, and foreign debt securities.  With respect to the Portfolio’s investments in foreign debt securities, each Portfolio maintains the flexibility to invest in emerging markets.  In addition, each Portfolio may also invest in equity securities.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially different investment strategies nor expose Contract owners to materially greater risks than before the proposed Substitution.  Even though the Portfolios’ investment objectives and strategies may slightly differ, the Portfolios generally invest in the same asset classes and have similar geographic focuses.  Moreover, the Portfolios each use the Barclays U.S. Aggregate Bond Index as a performance benchmark index, which further evidences that the Portfolios’ investment strategies are substantially similar.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2014 were approximately $895.41 million.  The proposed Substitution will involve approximately $531.71 million of the net assets of the Existing Portfolio’s Class 1 shares, $17.68 million of the net assets of the Existing Portfolio’s Class 2 shares, $112.30 million of the net assets of the Existing Portfolio’s Class 4 shares, and $661.68 million of the Existing Portfolio’s total net assets.

	Existing Portfolio			Replacement Portfolio
	Franklin Strategic Income VIP Fund			HIMCO VIT Strategic Income Bond Fund
Share Class	Class 1	Class 2	Class 4	Class IB
Management Fee	0.56%	0.56%	0.56%	0.31%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.35%	0.20%
Other Expenses	0.05%	0.05%	0.05%	0.05%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	N/A
Total Annual Operating Expenses	0.62%	0.87%	0.97%	0.56%
Fee Waiver / Expense Reimbursement	(0.01)%	(0.01)%	(0.01)%	N/A
Net Annual Operating Expenses	0.61%	0.86%	0.96%	0.56%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Franklin Strategic Income VIP Fund — Class 1 (Inception: 7/1/1999)
Class 1	2.12%	6.14%	6.45%	6.04%	6.90%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	5.56%
Lipper Multi-Sector Income Funds Classification Average	3.34%	5.56%	6.39%	5.76%	5.96%
Existing Portfolio — Franklin Strategic Income VIP Fund — Class 2 (Inception: 5/15/2001)
Class 2	1.86%	5.87%	6.19%	5.77%	6.81%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	4.71%	5.24%
Lipper Multi-Sector Income Funds Classification Average	3.34%	5.56%	6.39%	5.76%	6.64%
Existing Portfolio — Franklin Strategic Income VIP Fund — Class 4 (Inception: 2/29/2008)
Class 4	1.75%	5.75%	6.09%	N/A	6.00%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	N/A	4.61%
Lipper Multi-Sector Income Funds Classification Average	3.34%	5.56%	6.39%	N/A	6.31%
Replacement Portfolio — HIMCO VIT Strategic Income Bond Fund — Related Composite (Inception: 6/1/2007)
Related Composite (gross)	0.63%	4.62%	6.53%	N/A	5.31%
Related Composite (net)	0.07%	4.03%	5.94%	N/A	4.73%
Barclays U.S. Aggregate Bond Index	5.97%	2.66%	4.45%	N/A	5.15%
Bank of America Merrill Lynch U.S. Dollar LIBOR 3 Month Constant Maturity Index	0.24%	0.34%	0.33%	N/A	1.28%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products

HL Separate Account 3 (File No. 811-08584)

C000005735; C000005742; C000005743; C000005740; C000005741

HLA Separate Account 3 (File No. 811-08580)

C000006000; C000006007; C000006008; C000006006; C000006005

Leaders I

HL Separate Account 7 (File No. 811-04972)

C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438

HLA Separate Account 7 (File No. 811-09295)

C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III

HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)

C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV

HL Separate Account 7 (File No. 811-04972)

C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275

HLA Separate Account 7 (File No. 811-09295)

C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)

C000061190; C000080961; C000080962 HLA Separate Account 7 (File No. 811-09295) C000037969; C000061191; C000078889
HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

D.            Contract Level Information

1.              Number of Underlying Registered Open-End Management Investment Companies Available Under Each Contract Before and After the Proposed Substitutions

The following table lists the total number of underlying registered open-end management investment companies, as well as the number of equity, fixed income, balanced allocation, and money market funds, available under each Contract before and after the Substitutions proposed in this Application and the Concurrent Application.  The table also lists the number of Morningstar investment categories associated with each Contract’s underlying registered open-end management investment companies before and after the Substitutions proposed in this Application and the Concurrent Application.

1933 Act File No.	Contract / Class Identifier	Total No. of Funds Before / After Sub.	No. of Equity Funds Before / After Sub.	No. of Fixed Income Funds Before / After Sub.	No. of Balanced Allocation Funds Before / After Sub.	No. of Money Market Funds Before / After Sub.	No. of Morningstar Categories Before / After Sub.
Director M / Morgan Stanley Proprietary Products Suite — HL Separate Account 3 (File No. 811-08584)
033-80738	C000005735	28 / 18	21 / 12	4 / 4	2 / 1	1 / 1	14 / 14
333-35000	C000005742	34 / 22	26 / 15	5 / 5	2 / 1	1 / 1	15 / 15
333-52711	C000005734	13 / 12	8 / 7	3 / 3	1 / 1	1 / 1	12 / 12
333-69493	C000005743	28 / 18	21 / 12	4 / 4	2 / 1	1 / 1	14 / 14
333-101927	C000005740	35 / 23	26 / 15	6 / 6	2 / 1	1 / 1	16 / 16
333-102625	C000005741	35 / 23	26 / 15	6 / 6	2 / 1	1 / 1	16 / 16
333-119414	C000059350	57 / 43	46 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000059351	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000059352	59 / 46	47 / 34	7 / 7	4 / 4	1 / 1	19 / 20
	C000059353	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000059354	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000005733	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000059355	61 / 48	50 / 37	6 / 6	4 / 4	1 / 1	19 / 20
	C000059356	59 / 46	48 / 35	6 / 6	4 / 4	1 / 1	19 / 20
	C000059357	65 / 52	52 / 39	7 / 7	5 / 5	1 / 1	20 / 21
333-119415	C000005737	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
333-119417	C000059361	57 / 43	46 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000059362	56 / 43	45 / 32	6 /6	4 / 4	1 / 1	19 / 20
	C000059363	59 / 46	47 / 34	7 / 7	4 / 4	1 / 1	19 / 20
	C000059364	59 / 46	48 / 35	6 / 6	4 / 4	1 / 1	19 / 20
	C000005739	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000059365	61 / 48	50 / 37	6 / 6	4 / 4	1 / 1	19 / 20

	C000059366	65 / 52	52 / 39	7 / 7	5 / 5	1 / 1	20 / 21
333-119419	C000005736	56 / 43	45 / 32	6 /6	4 / 4	1 / 1	19 / 20
333-119422	C000059359	57 / 43	46 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000005738	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000059360	61 / 48	50 / 37	6 / 6	4 / 4	1 / 1	19 / 20
333-136543	C000037958	32 / 25	23 / 17	5 / 5	3 / 2	1 / 1	18 / 16
Director M / Morgan Stanley Proprietary Products Suite — HLA Separate Account 3 (File No. 811-08580)
033-80732	C000006000	28 / 18	21 / 12	4 / 4	2 / 1	1 / 1	14 / 14
333-34998	C000006007	34 / 22	26 / 15	5 / 5	2 / 1	1 / 1	15 / 15
333-52707	C000005999	13 / 12	8 / 7	3 / 3	1 / 1	1 / 1	12 / 12
333-69491	C000006008	28 / 18	21 / 12	4 / 4	2 / 1	1 / 1	14 / 14
333-102628	C000006006	35 / 23	26 / 15	6 / 6	2 / 1	1 / 1	16 / 16
333-119416	C000006003	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
333-119418	C000005998	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
	C000059358	65 / 52	52 / 39	7 / 7	5 / 5	1 / 1	20 / 21
333-119420	C000006002	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 20
333-119421	C000006004	56 / 43	45 / 32	6 / 6	4 /4	1 / 1	19 / 20
	C000059367	65 / 52	52 / 39	7 / 7	5 / 5	1 / 1	20 / 21
333-119423	C000006001	56 / 43	45 / 32	6 /6	4 / 4	1 / 1	19 / 20
333-101928	C000006005	35 / 23	26 / 15	6 / 6	2 / 1	1 / 1	16 / 16
333-136545	C000037959	32 / 25	23 / 17	5 / 5	3 / 2	1 / 1	18 / 16
Leaders I Suite — HL Separate Account 7 (File No. 811-04972)
333-40414	C000005822	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
	C000059452	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	C000059453	47 / 24	37 / 15	6 / 6	3 / 2	1 / 1	23 / 20
	C000059454	45 /22	35 / 13	6 / 6	3 / 2	1 / 1	23 / 20
	C000059455	49 / 22	38 / 13	7 / 6	3 / 2	1 / 1	22 / 19
	C000059456	25 / 25	18 / 18	4 / 4	2 / 2	1 / 1	15 / 15
333-68463	C000005820	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
333-69475	C000059423	47 / 24	37 / 15	6 / 6	3 / 2	1 / 1	23 / 20
	C000005831	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
	C000059424	45 / 22	35 / 13	6 / 6	3 / 2	1 /1	23 / 20
333-70153	C000005819	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
333-91927	C000059437	47 / 24	37 / 15	6 / 6	3 / 2	1 / 1	23 / 20
	C000005821	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
	C000059438	45 / 22	35 / 13	6 / 6	3 / 2	1 / 1	23 / 20
Leaders I Suite — HLA Separate Account 7 (File No. 811-09295)
333-40410	C000005963	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
	C000059457	47 / 24	37 / 15	6 / 6	3 / 2	1 / 1	23 / 20
	C000059458	45 /22	35 / 13	6 / 6	3 / 2	1 / 1	23 / 20
333-76419	C000005972	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
	C000059425	45 / 22	35 / 13	6 / 6	3 / 2	1 / 1	23 / 20
333-76423	C000005961	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
333-76425	C000005960	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
333-91921	C000005962	47 / 20	36 / 11	7 / 6	3 / 2	1 / 1	23 / 20
	C000059439	45 / 22	35 / 13	6 / 6	3 / 2	1 / 1	23 / 20
333-95785	C000005964	39 / 18	30 / 10	5 / 5	3 / 2	1 / 1	21 / 18
Leaders II-III Suite — HL Separate Account 7 (File No. 811-04972)
333-101932	C000059368	45 / 19	34 /10	7 / 6	3 / 2	1 / 1	22 / 19
C000005818
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	C000059369	50 / 24	39 / 15	7 / 6	3 / 2	1 / 1	22 / 21

C000059370
	(I)	50 / 23	38 / 13	8 / 7	3 / 2	1 / 1	23 / 21
	(II)	49 / 23	37 / 13	8 / 7	3 / 2	1 / 1	23 / 21
	C000062644	55 / 23	42 / 13	9 / 7	3 / 2	1 / 1	23 / 19
	C000059371	48 / 22	37 / 13	7 / 6	3 / 2	1 / 1	22 / 19
C000059372
	(I/IR)	55 / 28	42 / 17	8 / 7	4 / 3	1 / 1	23 / 22
	(II)	54 / 28	41 / 17	8 / 7	4 / 3	1 / 1	23 / 22
333-101937	C000005824
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
333-101942	C000005825
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
333-101948	C000005826
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 /19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 /19
333-101954	C000059374
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
C000005827
	(II/IR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	C000059375	50 / 24	39 / 15	7 / 6	3 / 2	1 / 1	22 / 21
	C000062646	55 / 23	42 / 13	9 / 7	3 / 2	1 / 1	23 / 19
C000059376
	(II/IIR)	49 / 22	38 / 13	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	48 / 22	37 / 13	7 / 6	3 / 2	1 / 1	22 / 19
	C000059377	25 / 25	18 / 18	4 / 4	2 / 2	1 / 1	15 / 15
C000059378
	(I/IR)	55 / 28	42 / 17	8 /7	4 / 3	1 / 1	23 / 22
	(II)	54 / 28	41 / 17	8 /7	4 / 3	1 / 1	23 / 22
333-104356	C000005828	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
333-105254	C000005829	46 / 19	35 /10	7 / 6	3 / 2	1 / 1	22 / 19
333-105270	C000005830	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
Leaders II-III Suite — HLA Separate Account 7 (File No. 811-09295)
333-101933	C000005959
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	C000062645	55 / 23	42 / 13	9 / 7	3 / 2	1 / 1	23 / 19
C000059373
	(I/IR)	55 / 28	42 / 17	8 / 7	4 / 3	1 / 1	23 / 22
	(II)	54 / 28	41 / 17	8 / 7	4 / 3	1 / 1	23 / 22
333-101936	C000005965
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
333-101943	C000005966
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
333-101949	C000005967
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19

333-101955	C000005968
	(II/IIR)	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 19	34 / 10	7 / 6	3 / 2	1 / 1	22 / 19
	C000062647	55 / 23	42 / 13	9 / 7	3 / 2	1 / 1	23 / 19
C000059379
	(I/IR)	55 / 28	42 / 17	8 /7	4 / 3	1 / 1	23 / 22
	(II)	54 / 28	41 / 17	8 /7	4 / 3	1 / 1	23 / 22
333-104367	C000005969	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
333-105256	C000005970	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
333-105272	C000005971	46 / 19	35 / 10	7 / 6	3 / 2	1 / 1	22 / 19
Leaders IV Suite — HL Separate Account 7 (File No. 811-04972)
333-148553	C000061166	76 / 43	57 / 27	11 / 10	7 / 5	1 / 1	22 / 22
333-148554	C000061167	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 22
333-148570	C000061266	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 22
	C000061271	79 / 55	59 / 36	12 / 12	7 / 6	1 / 1	22 / 22
	C000061273	81 / 57	62 / 39	11 / 11	7 / 6	1 / 1	22 / 22
	C000061276	76 / 52	57 / 34	11 / 11	8 / 7	1 / 1	22 / 22
	C000061270	80 / 56	60 / 37	12 / 12	7 / 6	1 / 1	23 / 24
	C000061264	79 / 55	60 / 37	11 / 11	7 / 6	1 / 1	22 / 22
	C000061265	79 / 55	60 / 37	11 / 11	7 / 6	1 / 1	22 / 22
	C000061272	79 / 55	59 / 36	12 / 12	7 / 6	1 / 1	22 / 22
	C000061274	81 / 57	62 / 39	11 / 11	7 / 6	1 / 1	22 / 22
	C000061275	81 / 57	62 / 39	11 / 11	7 / 6	1 / 1	22 / 22
Leaders IV Suite — HLA Separate Account 7 (File No. 811-09295)
333-148555	C000061168	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 22
333-148566	C000061192	76 / 43	57 / 27	11 / 10	7 / 5	1 / 1	22 / 22
333-148561	C000061177	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 22
HPRM I Suite — HL Separate Account 7 (File No. 811-04972)
333-148564	C000061190	58 / 42	41 / 27	11 / 10	5 / 4	1 / 1	23 / 19
	C000080961	63 / 47	46 / 32	11 / 10	5 / 4	1 / 1	23 / 21
	C000080962	61 / 45	44 / 30	11 / 10	5 / 4	1 / 1	23 / 20
HPRM I Suite — HLA Separate Account 7 (File No. 811-09295)
333-136548	C000037969	58 / 34	41 / 21	11 / 9	11 / 9	1 / 1	23 / 19
333-148565	C000061191	58 / 42	41 / 27	11 / 10	5 / 4	1 / 1	23 / 19
333-159547	C000078889	58 / 42	41 / 27	11 / 10	5 / 4	1 / 1	23 / 19
HPRM II-III Suite — HL Separate Account 7 (File No. 811-04972)
333-168986	C000093059	62 /47	42 / 29	11 / 10	8 / 7	1 / 1	24 / 20
	C000093060	65 / 50	45 / 32	11 / 10	9 / 8	1 / 1	24 / 21
333-168990	C000093064	68 / 53	48 / 35	11 / 10	8 / 7	1 / 1	24 / 23
333-176149	C000105760	68 / 53	48 / 35	11 / 10	8 / 7	1 / 1	24 / 23
333-176150	C000105761	62 / 47	42 / 29	11 / 10	8 / 7	1 / 1	24 / 20
	C000105762	65 / 50	45 / 32	11 / 10	8 / 7	1 / 1	24 / 21
HPRM II-III Suite — HLA Separate Account 7 (File No. 811-09295)
333-168987	C000093061	62 / 47	42 / 29	11 / 10	8 / 7	1 / 1	24 / 20
333-168989	C000093063	62 / 47	42 / 29	11 / 10	8 / 7	1 / 1	24 / 20
333-174679	C000103263	61 /40	42 / 24	11 / 9	7 / 6	1 / 1	24 / 20
333-176152	C000105764	62 /47	42 / 29	11 / 10	8 / 7	1 / 1	24 / 20

E.            Policies and Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Section 26 Applicants propose to follow the policies and procedures set forth below.

1.              Redemption or Purchase of Shares.

The Hartford Insurance Companies will effect the Substitutions as soon as practicable following the issuance of both requested orders in connection with this Application and the Concurrent Application. The Hartford Insurance Companies will use shared communications and coordinated operations to implement the requested orders.  The Hartford Insurance Companies will likely need to effect the Substitutions over a period of time for administrative reasons.  As of the Substitution Date, the Separate Accounts will redeem shares of the Existing Portfolios for cash or in-kind.(39)  The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times.(40)  Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants.  The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.  As such, the Section 26 Applicants believe that the procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution.

In the event that a Replacement Portfolio or HIMCO declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by an Existing Portfolio, the Section 26 Applicants expect that such Existing Portfolio will instead provide cash equal to the value of the declined securities so that the Contract owner’s contract values will not be adversely affected or diluted.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions. The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.  The Hartford Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

(39)  All in-kind redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group (pub. avail. Dec. 28, 1999).

(40)  For administrative convenience, the in-kind transactions may be effected through a direct transfer of securities and cash between the custodian(s) for the Existing Portfolio and its corresponding Replacement Portfolio, followed by the distribution of shares of the Replacement Portfolio to the applicable Separate Account(s).

In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

Redemptions and repurchases that occur in connection with effecting the Substitution will not count as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.  From the date the Pre-Substitution Notice, as defined below, through thirty days following the Substitution Date, Contract owners may transfer Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available investment option under the Contract without charge and without imposing any transfer limitations.  Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations.  Moreover, the Hartford Insurance Companies will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.(41)

Finally, before effecting any Substitution, the Hartford Insurance Companies shall have satisfied themselves that: (i) the Contracts allow the substitution of shares of portfolios in the manner contemplated by the Application, (ii) the Substitutions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.              Limits on Expenses

For each substitution, the Section 26 Applicants estimate that total and net annual operating expenses of the Replacement Portfolio are lower than those of the Existing Portfolio, based on the Portfolio’s most recent prospectuses.  Moreover, for each Substitution, the combined management fee and Rule 12b-1 fee of the Replacement Portfolio is lower than that of the Existing Portfolio.  Consistent with prior substitution applications, the Section 26 Applicants agree that, for a period of two years following the Substitution Date, for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, the Hartford Insurance Companies will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for fiscal year 2014.  In addition, the Hartford Insurance Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years months following the Substitution Date.

(41)  One exception to this would be restrictions that the Hartford Insurance Companies may impose to detect or deter disruptive, frequent trading activities by Contract owners or their agents.

3.              Contract Owner Notification

At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements, which will be filed with the Commission pursuant to Rule 497 under the 1940 Act, that the Section 26 Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date (the “Pre-Substitution Notice”).  In addition, the Pre-Substitution Notice will:

•                  Advise Contract owners that Contract values attributable to investments in the Existing Portfolios will be transferred to the Replacement Portfolios, without any charge that would otherwise apply and without being subject to any limitations on transfers, on the Substitution Date;

•                  State that, from the date of the Pre-Substitution Notice through the date thirty (30) days after the Substitutions, Contract owners may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option without charge and without imposing any transfer limitations;

•                  Advise Contract owners with guaranteed living and/or death benefit riders, as applicable, of the following:

•                  They may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option available under their respective riders without charge and without imposing any transfer limitations;

•                  They may transfer Contract value to at least one allocation model that will be comprised wholly of subaccounts that are invested in registered open-end management companies that are not subject to the proposed Substitutions; and

•                  Their riders will automatically terminate if they allocate premium payments or Contract value to subaccounts that are not available for investment under their respective riders;

•                  Inform Contract owners that, except as described in the market timing/short-term trading provision of the relevant prospectus, the Hartford Insurance Companies will not exercise any rights reserved under the Contracts to impose restrictions on transfers among the subaccounts under the Contracts, including limitations on the future number of transfers, through at least thirty (30) days after the Substitution Date.

The Section 26 Applicants will also deliver to affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.  In addition, within five (5) business days after the Substitution Date, Contract owners whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a “Confirmation”) informing them that the Substitutions were carried out as previously notified.  The Confirmation also will restate the information set forth in the Pre-Substitution Notice.  The

Confirmation will also reflect the Contract owners Contract values before and after the Substitution(s).

4.              State Approval

The Hartford Insurance Companies will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

V.                                    Request for Order of Approval under Section 26(c) of the 1940 Act

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.            Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission.  Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.(42)  The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.  For the reasons described below, the Section 26 Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

B.            Basis for a Section 26(c) Order

As previously indicated, the Hartford Insurance Companies have reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts.  The Contracts and the Contracts’ prospectuses disclose this right.  The Hartford Insurance Companies have reserved this right of substitution to protect themselves, the Separate Accounts, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account.  Additionally, the Hartford Insurance Companies intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit the Hartford Insurance Companies, the Separate Accounts, and Contract owners.

(42)  House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

Each Replacement Portfolio and its corresponding Existing Portfolio have similar, and in some cases substantially similar, investment objectives and strategies.  Further, the Existing Portfolios and the Replacement Portfolios have similar, and in many cases substantially similar, investment policies and risks.  To the extent that differences in risks and strategies do exist, the Section 26 Applicants believe that these differences do not introduce Contract owners to materially greater risks than before the Substitution.  In addition, each proposed Substitution retains for Contract owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts.  Any impact on the investment programs of affected Contract owners should be negligible.

Furthermore, the ultimate effect of the Substitutions would be to continue to provide Contract owners with a wide array of investment options, while at the same time increasing administrative efficiencies of the Contracts.  The ultimate effect of the proposed Substitutions will be to streamline and simplify the investment line-up that is available to Contract owners under the affected Contracts by removing overlapping and duplicative investment options.  The proposed Substitutions will not reduce in any manner the nature or quality of the available investment options.  The Substitutions also will permit the Hartford Insurance Companies to present information to its Contract owners in a simpler and more concise manner.  It is anticipated that after the Substitutions, Contract owners will be provided with disclosure documents that contain a simpler presentation of the available investment options under the Contracts.

Each Substitution protects the Contract owners who have Contract value allocated to an Existing Portfolio by: (1) providing similar Replacement Portfolios; (2) generally providing such Contract owners with simpler disclosure documents; and (3) generally providing Contract owners with investment options that would have total and net annual operating expense ratios lower than their investment options before the Substitutions.  In addition, the Section 26 Applicants submit that the proposed Substitutions meet the standards that the Commission and the Staff have applied to substitutions that have been approved in the past,(43) including those where a fund that uses quantitative techniques has replaced a fund that primarily utilizes qualitative techniques.(44)

(43)  See, e.g., Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203 (approving substitutions in which some replacement portfolios have higher management fees and /or net expenses than the corresponding existing portfolios); AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036 (approving twenty-six substitutions of replacement portfolios with similar principal risks and investment strategies, and that provide contract owners with lower volatility); Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990 (approving the substitution of a replacement portfolio that does not operate as a fund of funds (unlike the existing portfolio), but has an investment objective, policies and a risk profile substantially similar to the existing portfolio); National Life Insurance Company et al., Rel. No. IC-29662 (Apr. 29, 2011) (Order) File No. 812-13806 (approving the substitution of a replacement portfolio which has higher net operating expenses than the existing portfolio, but better performance history and substantially similar investment objectives and strategies); TIAA-CREF Life Ins. Co., Rel. No. IC-29709 (Jun. 28, 2011) (Order) File No. 812-13791 (approving the substitution of a replacement portfolio with a comparable investment objective, consistent asset class exposure, and investment objectives and policies that are sufficiently similar to the existing portfolio); AXA Equitable Life Insurance Company, Rel. No. IC-29372 (Jul. 29, 2010) (Order) File No. 812-13686 (approving a substitution, where the replacement portfolio had identical investment objectives, substantially similar investment policies and risks to the existing portfolio, and invests primarily in the same asset class as the existing portfolio); Nationwide Life Insurance Company et al., Rel No. IC-28815 (Jul. 8, 2009) (Order) File No. 812-13495 (approving forty substitutions of replacement portfolios (all affiliated funds and existing investment choices under the contracts before the substitutions) with investment objectives and strategies substantially similar to those of the existing portfolios (all unaffiliated funds)); ING USA Annuity and Life Insurance Company et al., Rel No. IC-28285 (May 23, 2008) (Order) File No. 812-13466 (approving a substitution of a replacement portfolio with investment objectives and policies comparable to, and lower fees than, the existing portfolio); MetLife Insurance Company of Connecticut et al., Rel. No. IC-28044 (Nov. 7, 2007) (Order) File No. 812-13380 (approving a substitution of a replacement portfolio with investment objectives and policies similar to the existing portfolio); ING Life Insurance and Annuity Company et al., 1940 Act Rel. No. 27445 (Aug. 15, 2006) (Order) File No. 812-13260 (approving the substitution of replacement portfolios with investment objectives comparable to the existing portfolios).

(44)  See Lincoln National Life Company et al., Rel. No. IC-30517 (May 14, 2013) (Order) File No. 812-14063; Country Investors Life Assurance Company, Rel. No. IC-29717 (Jul. 7, 2011) (Order) File No. 812-13865; MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. No. 28044 (Nov. 7, 2007) (Order), File No. 812-13380; John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 27781 (Apr. 16, 2007) (Order), File No. 812-13318; Lincoln National Life Insurance Company, et. al., 1940 Act Rel. No. 27204 (Jan. 5, 2006) (Order), File No. 812-13094; John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 26865 (Apr. 29, 2005) (Order), File No. 812-13130; John Hancock Life Insurance Company, et. al., 1940 Act Rel. No. 26831 (Apr. 11, 2005) (Order), File No. 812-13129.

The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts.  In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase, and potentially the annuity phase, of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts.  Accordingly, investments in the Replacement Portfolios may be temporary investments for Contract owners, as each Contract owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract.  In this regard, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.

In addition, the proposed Substitutions will not adversely affect any rider(s) under the Contracts since, where applicable, the Replacement Portfolio is always an allowable investment option for use with such rider(s).  Accordingly, no Contract owner will involuntarily lose his or her rider(s) as a result of any proposed Substitution.

Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other “market timing” activity) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date.  This reduces the likelihood of being invested in an undesired investment option, with the discretion remaining with the Contract owners.  The proposed Substitutions, therefore, will not result in the type of forced redemption that Section 26(c) was designed to prevent.

The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts.  Specifically, the proposed Substitutions will not affect the type of benefits offered by the Hartford Insurance Companies under the Contracts, or numerous other rights and privileges associated with the Contracts.  In deciding to purchase the Contract, a Contract owner may have considered the Hartford Insurance Companies’ respective sizes, financial conditions, and reputations for service.

These factors will not change as a result of the proposed Substitutions, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

VI.                              REQUEST FOR AN ORDER UNDER SECTION 17(b)

The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Hartford Insurance Companies to carry out each of the proposed Substitutions.

A.            Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person of another person” in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;… (E) if such other person is an investment company, any investment adviser thereof… .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Shares held by an insurance company separate account are legally owned by the insurance company.  Thus, the Hartford Insurance Companies collectively own substantially all of the shares of the Trust.  Accordingly, the Trust and its respective HIMCO VIT Funds are arguably under the control of the Hartford Insurance Companies, as per Section 2(a)(9) of the 1940 Act (notwithstanding the fact that the Contract owners are the beneficial owners of those Separate Account shares).  If the Trust is under the common control of the Hartford Insurance Companies, then each Hartford Insurance Company is an affiliated person of the Trust and its respective HIMCO VIT Funds.  If the Trust and its respective HIMCO VIT Funds are under the control of the Hartford Insurance Companies, then the Trust and its respective affiliates are affiliated persons of the Hartford Insurance Companies.

Regardless of whether or not the Hartford Insurance Companies can be considered to actually control the Trust and its HIMCO VIT Funds, because the Hartford Insurance Companies and their affiliates own of record more than 5% of the shares of each HIMCO VIT Fund and are under common control with HIMCO, the Hartford Insurance Companies are affiliated persons of the Trust and its HIMCO VIT Funds.  Likewise, the Trust and its HIMCO VIT Funds are each an affiliated person of the Hartford Insurance Companies.

The proposed in-kind transactions could be seen as the indirect purchase of shares of certain Replacement Portfolios with portfolio securities of certain Existing Portfolios and the indirect sale of portfolio securities of certain Existing Portfolios for shares of certain Replacement Portfolios.  Pursuant to this analysis, the proposed in-kind transactions also could be categorized as a purchase of shares of certain Replacement Portfolios by certain Existing Portfolios, acting as principal, and a sale of portfolio securities by certain Existing Portfolios, acting as principal, to certain Replacement Portfolios.  In addition, the proposed in-kind transactions could be viewed as a purchase of securities from certain Existing Portfolios, and a sale of securities to certain Replacement Portfolios, by the Hartford Insurance Companies (or the Separate Accounts), acting as principal.  If categorized in this manner, the proposed in-kind transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.(45)

Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

B.            Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons this Application, the terms of the proposed in-kind purchases of shares of the Replacement Portfolios by the Hartford Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned.  The Section 17 Applicants also submit that the proposed in-kind purchases by the Hartford Insurance Companies are consistent with the policies of the Trust and the Replacement Portfolios, as recited in the Trust’s current registration statement and reports filed under the 1940 Act.  Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act.

(45)  The Signature no action letter cannot be used by the Replacement Portfolios with respect to sales of their shares to the Insurance Companies in exchange for securities rather than cash. As noted in the Application, any redemptions in kind effected in connection with the Substitutions would be executed in accordance with the Signature no action letter.

1.              Reasonableness and Fairness and the Absence of Overreaching

To the extent that the in-kind purchases by the Hartford Insurance Companies of the Replacement Portfolios’ shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants.  The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7.  The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants.  The Substitutions will be effected without change in the amount or value of any Contract held by the affected Contract owners.  The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.  The fees and charges under the Contracts will not increase because of the Substitutions.  Even though the Separate Accounts, the Insurance Companies and the Trust may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,(46) and then adopted,(47) Rule 17a-7, it noted that the purpose of the rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”  The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all of the conditions of Rule 17a-7, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended Rule17a-7 in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate.  Previously, Rule 17a-7 only exempted transactions between investment companies and series of investment companies.  Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching.  Specifically, the Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies.  For example, an unscrupulous investment adviser might “dump” undesirable securities on

(46)  Inv. Co. Act Rel. No. 4697 (September 8, 1966).

(47)  Inv. Co. Act Rel. No. 4604 (May 20, 1966).

a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex.  Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met.  Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold.  The Commission has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly.  Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.(48)

The board of trustees of the Trust has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which each series of the Trust may purchase and sell securities to and from their affiliates.  The Section 17 Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash.  Nevertheless, the circumstances surrounding the proposed Substitutions will be such as to offer the same degree of protection to each Replacement Portfolio from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under Rule 17a-7 in the ordinary course of their business.  In particular, the Hartford Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Portfolios.  Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Existing Portfolio and Replacement Portfolio involved valued in accordance with the procedures disclosed in their respective investment company registration statement and as required by Rule 22c-1 under the 1940 Act.  No brokerage commission, fee (except for customary transfer fees), or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

2.              Consistency with the Policy of Each Registered Investment Company Concerned

The sale of shares of each Replacement Portfolio for investment securities, as contemplated by the proposed in-kind purchases, is consistent with the investment policies and restrictions of the

(48)  Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

Section 17 Applicants and the Replacement Portfolio because (i) the shares are sold at their net asset value, and (ii) the portfolio securities are of the type and quality that the Replacement Portfolios could each have acquired with the proceeds from share sales had the shares been sold for cash.  To assure that the second of these conditions is met, HIMCO will examine the portfolio securities being offered to each Replacement Portfolio and accept only those securities as consideration for shares that are of the type and quality it could have acquired for each such Replacement Portfolio in a cash transaction.

3.              Consistency with the General Purposes of the 1940 Act

The proposed in-kind purchases, as described herein, are consistent with the general purposes of the 1940 Act as stated in the “Findings and Declaration of Policy” in Section 1 of the 1940 Act.  The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent.  In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected when:

[I]nvestment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities….

For all the reasons stated in this Application, the abuses described in Sections 1(b)(2) and (3) of the 1940 Act will not occur in connection with the proposed in-kind purchases.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.(49)  In these cases, the Commission issued an order pursuant to Section

(49)  See, e.g., MetLife Insurance Company of Connecticut, et al. Inv. Co. Rel. No. 31000 (March 31, 2014) (notice) and Inv. Co. Rel. No. 31023 (April 22, 2014) (order); Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 30999 (March 28, 2014) (notice) and Inv. Co. Rel. No. 31028 (April 24, 2014) (order); Lincoln National Life Company, et. al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et. al., Inv. Co. Rel. No. 30461(April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (February 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (December 31, 2012)(order). MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et. al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No. 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et. al. and MetLife Insurance Company et.al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co. Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et. al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et. al., Inv, Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368; The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (November 14, 2002) (order), Inv. Co. Act Rel. No. 25704 (October 23, 2002) (notice).

17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.              Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting the Separate Accounts, the Hartford Insurance Companies, the Trust and each Replacement Portfolio from the provisions of Section 17(a) of the Act to the extent necessary to permit the Hartford Insurance Companies on behalf of the Separate Accounts to carry out, as part of the Substitutions, the in-kind purchase of shares of the Replacement Portfolios, which may be deemed to be prohibited by Section 17(a) of the Act.

The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VII.                          CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act, and the Section 17 Applicants respectively submit that the proposed Substitutions meet the standards of Section 17(b) of the 1940 Act.  As such, the Section 26 Applicants and the Section 17 Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) and Section 17(b) of the 1940 Act, respectively, and that such order be made effective as soon as possible.

VIII.                     APPLICANTS’ CONDITIONS

The Section 26 Applicants, and HIMCO as applicable, agree that any order granting the requested relief will be subject to the following conditions.

1.              The Substitutions will not be effected unless the Section 26 Applicants determine that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this Application; (ii) the Substitutions can be consummated as described in this Application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.              The Hartford Insurance Companies will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

3.              HIMCO will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Fund without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to add or to replace a sub-adviser at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

4.              The Hartford Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

5.              The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

6.              The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

7.              The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts.

8.              Affected Contract owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Contract owners with guaranteed living and/or death benefit riders, as applicable, may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option available under their respective riders without charge and without imposing any transfer limitations. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Section 26 Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

9.              All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 8 above. In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

10.       The Section 26 Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) Contract values before and after the Substitution.

11.       For a period of two years following the Substitution Date, for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, the Hartford Insurance Companies will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for fiscal year 2014.  In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

In addition, the Section 17 Applicants agree that any order granting the requested relief will be subject to the following conditions.

12.       The Section 17 Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash.

13.       The sale of shares of each Replacement Portfolio for investment securities, as contemplated by the proposed in-kind purchases, is consistent with the investment policies and restrictions of the Section 17 Applicants and the Replacement Portfolio because (i) the shares are sold at their net asset value, and (ii) the portfolio securities are of the type and quality that the Replacement Portfolios could each have acquired with the proceeds from share sales had the shares been sold for cash.  To assure that the second of these conditions is met, HIMCO will examine the portfolio securities being offered to each Replacement Portfolio and accept only those securities as consideration for shares that are of the type and quality it could have acquired for each such Replacement Portfolio in a cash transaction.

IX.                              PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

X.                                   REQUEST FOR ORDERS OF APPROVAL AND EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter orders pursuant to Sections 26(c) and 17(b) of the 1940 Act granting the approval and relief, respectively, sought by this Application. The Applicants submit that the requested approval and exemption are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

XI.                              NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state their addresses as follows:

Hartford Life Insurance Company

Hartford Life and Annuity Insurance Company

Hartford Life Insurance Company Separate Account Three

Hartford Life and Annuity Insurance Company Separate Account Three

Hartford Life Insurance Company Separate Account Seven

Hartford Life and Annuity Insurance Company Separate Account Seven

HIMCO Variable Insurance Trust

Hartford Investment Management Company

P.O. Box 2999

Hartford, CT 06104-2999

The Applicants further state that all questions concerning this Application should be directed to either:

Stephen E. Roth, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001

(202) 383-0158

Dodie Kent, Esq.

The Grace Building, 40th Floor

1114 Avenue of the Americas

New York, NY 10036-7703

(212) 389-5080

XII.                         AUTHORIZATIONS

Hartford Life Insurance Company

Hartford Life Insurance Company Separate Account Three

Hartford Life Insurance Company Separate Account Seven

Under the certificate incorporation and by-laws of Hartford Life Insurance Company, Hartford Life Insurance Company’s business and affairs are overseen by its board of directors.  Additionally, the business and affairs of Hartford Life Insurance Company Separate Account Three and Hartford Life Insurance Company Separate Account Seven, as unit investment trusts, are conducted by Hartford Life Insurance Company, as depositor thereof.

In accordance with Hartford Life Insurance Company’s certificate incorporation and by-laws, resolutions were adopted by a vote of the board of directors, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute and file with the U.S. Securities and Exchange Commission various documents, including this Application to seek orders of approval and exemption pursuant to Sections 26(b) and 17(c), respectively, of the Investment Company Act of 1940, as amended, and other regulatory filings in connection with this Application.

All requirements of the governing documents of Hartford Life Insurance Company, Hartford Life Insurance Company Separate Account Three, and Hartford Life Insurance Company Separate Account Seven have been complied with in connection with the execution and filing of this Application, and the person signing the Application is fully-authorized to execute and file this Application on their behalf.

Written Consent of the Board of Directors of Hartford Life Insurance Company

WHEREAS, the Corporation is the depositor and sponsor of Hartford Life Insurance Company Separate Account Three and Hartford Life Insurance Company Separate Account Seven (together, the “Separate Accounts”), each of which is a registered investment company with the Securities and Exchange Commission (“SEC”) that offers investment options (each a “Fund” and together the “Funds”) to investors through a designated variable annuity contract (the “Contracts”);

WHEREAS, as part of The Hartford Financial Services Group, Inc.’s (“The Hartford”) strategy to improve overall efficiencies related to the administration and management of the Contracts and to enhance The Hartford’s ability to manage the costs and risks associated with providing certain guaranteed benefits under the Contracts, the Corporation seeks to substitute certain Funds  (each an “Existing Fund” and together the “Existing Funds”) with a new Fund (each a “Replacement Fund” and together the “Replacement Funds”) as described in Exhibit A* attached hereto and for the Contracts described in Exhibit B** attached hereto (“Affected Contracts”),  collectively referred to as the “Substitution Plan.”

WHEREAS, the Corporation, desiring to streamline and simplify the investment options available through the Affected Contracts, believes that the Replacement Funds offer substantially similar investment objectives, strategies and risks associated with the Existing Funds, and will further eliminate investment option redundancy.

WHEREAS, it is necessary to seek SEC review and approval of the Substitution Plan.

WHEREAS, the Board believes that it is in the interests of the Corporation to authorize the Substitution Plan.

NOW, THEREFORE, BE IT RESOLVED, that the Corporation is authorized to (a) make the necessary SEC and related regulatory filings; and (b) take any and all other actions that may be necessary or appropriate to effectuate the Substitution Plan.

RESOLVED, that each of the President, Chief Financial Officer, Chief Accounting Officer, any Senior Vice President, any Vice President, Assistant Vice President, Secretary or Assistant Secretary of the Corporation (each, an “Authorized Officer”), be, and hereby is, singly authorized and empowered to execute and file the applications  and any other documents or filings necessary to effectuate the Substitution Plan and containing such other and/or additional terms and conditions as any such Authorized Officer shall approve, the execution and delivery of such filings and related documents by such Authorized Officer to constitute approval on behalf of the Corporation; and be it further

RESOLVED, that in addition to the specific authorizations set forth in any of the foregoing resolutions, the Authorized Officers are, and each of them hereby is, singly authorized and directed, in the name and on behalf of the Corporation, as the case may be, to take or cause to be taken any and all such further actions, to execute and deliver or cause to be executed and delivered all such other documents, certificates, instruments, agreements and amendments, to make or cause the making of such filings, in the name and on behalf of the Corporation, to incur and pay all such fees and expenses and to engage in such acts as they shall in their judgment determine to be necessary, desirable or advisable to carry out fully the intent and purposes of the Substitution Plan and any other related documents and the foregoing resolutions, and the execution by any Authorized Officer of any such documents, certificates, instruments, agreements or amendments or the payment of any such fees and expenses or the doing by them of any act in connection with the foregoing matters shall be conclusive evidence of their authority therefor and for the approval of the documents, certificates, instruments and agreements so executed, the expenses so paid, the filings so made and the actions so taken; and be it further

RESOLVED, that any and all actions heretofore taken by any Authorized Officer, or those acting at the direction of any such officer, in connection with the Substitution Plan  or the foregoing resolutions are hereby approved, ratified and confirmed in all respects; and be it further

*Exhibit A of the Consent is the chart in Section IV (A) of this Application.

**Exhibit B of the Consent is the chart in Section I (D) of this Application.

Hartford Life and Annuity Insurance Company

Hartford Life and Annuity Insurance Company Separate Account Three

Hartford Life and Annuity Insurance Company Separate Account Seven

Under the certificate incorporation and by-laws of Hartford Life and Annuity Insurance Company, Hartford Life and Annuity Insurance Company’s business and affairs are overseen by its board of directors.  Additionally, the business and affairs of Hartford Life and Annuity Insurance Company Separate Account Three and Hartford Life and Annuity Insurance Company Separate Account Seven, as unit investment trusts, are conducted by Hartford Life and Annuity Insurance Company, as depositor thereof.

In accordance with Hartford Life and Annuity Insurance Company’s certificate incorporation and by-laws, resolutions were adopted by a vote of the board of directors, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute and file with the U.S. Securities and Exchange Commission various documents, including this Application to seek orders of approval and exemption pursuant to Sections 26(b) and 17(c), respectively, of the Investment Company Act of 1940, as amended, and other regulatory filings in connection with this Application.

All requirements of the governing documents of Hartford Life and Annuity Insurance Company, Hartford Life and Annuity Insurance Company Separate Account Three, and Hartford Life and Annuity Insurance Company Separate Account Seven have been complied with in connection with the execution and filing of this Application, and the person signing the Application is fully-authorized to execute and file this Application on their behalf.

Written Consent of the Board of Directors of Hartford Life and Annuity Insurance Company

WHEREAS, the Corporation is the depositor and sponsor of Hartford Life and Annuity Insurance Company Separate Account Three and Hartford Life and Annuity Insurance Company Separate Account Seven (together, the “Separate Accounts”), each of which is a registered investment company with the Securities and Exchange Commission (“SEC”) that offers investment options (each a “Fund” and together the “Funds”) to investors through a designated variable annuity contract (the “Contracts”);

WHEREAS, as part of The Hartford Financial Services Group, Inc.’s (“The Hartford”) strategy to improve overall efficiencies related to the administration and management of the Contracts and to enhance The Hartford’s ability to manage the costs and risks associated with providing certain guaranteed benefits under the Contracts, the Corporation seeks to substitute certain Funds  (each an “Existing Fund” and together the “Existing Funds”) with a new Fund (each a “Replacement Fund” and together the “Replacement Funds”) as described in Exhibit A* attached hereto and for the Contracts described in Exhibit B** attached hereto (“Affected Contracts”),  collectively referred to as the “Substitution Plan.”

WHEREAS, the Corporation, desiring to streamline and simplify the investment options available through the Affected Contracts, believes that the Replacement Funds offer substantially similar investment objectives, strategies and risks associated with the Existing Funds, and will further eliminate investment option redundancy.

WHEREAS, it is necessary to seek SEC review and approval of the Substitution Plan.

WHEREAS, the Board believes that it is in the interests of the Corporation to authorize the Substitution Plan.

NOW, THEREFORE, BE IT RESOLVED, that the Corporation is authorized to (a) make the necessary SEC and related regulatory filings; and (b) take any and all other actions that may be necessary or appropriate to effectuate the Substitution Plan.

RESOLVED, that each of the President, Chief Financial Officer, Chief Accounting Officer, any Senior Vice President, any Vice President, Assistant Vice President, Secretary or Assistant Secretary of the Corporation (each, an “Authorized Officer”), be, and hereby is, singly authorized and empowered to execute and file the applications  and any other documents or filings necessary to effectuate the Substitution Plan and containing such other and/or additional terms and conditions as any such Authorized Officer shall approve, the execution and delivery of such filings and related documents by such Authorized Officer to constitute approval on behalf of the Corporation; and be it further

RESOLVED, that in addition to the specific authorizations set forth in any of the foregoing resolutions, the Authorized Officers are, and each of them hereby is, singly authorized and directed, in the name and on behalf of the Corporation, as the case may be, to take or cause to be taken any and all such further actions, to execute and deliver or cause to be executed and delivered all such other documents, certificates, instruments, agreements and amendments, to make or cause the making of such filings, in the name and on behalf of the Corporation, to incur and pay all such fees and expenses and to engage in such acts as they shall in their judgment determine to be necessary, desirable or advisable to carry out fully the intent and purposes of the Substitution Plan and any other related documents and the foregoing resolutions, and the execution by any Authorized Officer of any such documents, certificates, instruments, agreements or amendments or the payment of any such fees and expenses or the doing by them of any act in connection with the foregoing matters shall be conclusive evidence of their authority therefor and for the approval of the documents, certificates, instruments and agreements so executed, the expenses so paid, the filings so made and the actions so taken; and be it further

RESOLVED, that any and all actions heretofore taken by any Authorized Officer, or those acting at the direction of any such officer, in connection with the Substitution Plan  or the foregoing resolutions are hereby approved, ratified and confirmed in all respects; and be it further

*Exhibit A of the Consent is the chart in Section IV (A) of this Application.

**Exhibit B of the Consent is the chart in Section I (D) of this Application.

HIMCO Variable Insurance Trust

Under the declaration of trust and bylaws of HIMCO Variable Insurance Trust, HIMCO Variable Insurance Trusts’ business and affairs are overseen by its board of trustees.  In accordance with HIMCO Variable Insurance Trusts’ declaration of trust and by-laws, resolutions were adopted by a vote of the board of trustees, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute and file with the U.S. Securities and Exchange Commission various documents, including this Application to seek an order of exemption pursuant to Section 17(c) of the Investment Company Act of 1940, as amended, and other regulatory filings in connection with this Application.

All requirements of the governing documents of HIMCO Variable Insurance Trust have been complied with in connection with the execution and filing of this Application for an exemption from Section 17(b) of the Investment Company Act of 1940, as amended, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.

Resolutions of the Board of Trustees of HIMCO Variable Insurance Trust

WHEREAS, Talcott Resolution (“Talcott”) will apply for an order of exemption pursuant to Section 26(c) of the 1940 Act, approving the substitution of shares of certain investment portfolios with shares of the investment portfolios of the Trust (the “Substitution Order”); and

WHEREAS, Management has recommended that the Trust file with the SEC an application pursuant to Section 17(b) of the 1940 Act for an order of exemption pursuant to Section 17(b) of the 1940 Act from certain provisions of Section 17(a) of the 1940 Act to the extent necessary to permit the Trust to enter into in-kind transfers of securities in connection with the substitution (the “Exemptive Application”);

IT IS THEREFORE RESOLVED, that the Board of Trustees of the Trust hereby approves the filing of the Exemptive Application on behalf of the Trust, and any amendments thereto, with the SEC; and

FURTHER RESOLVED, that the appropriate officers of the Trust are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out this resolution.

Hartford Investment Management Company

Under the certificate incorporation and by-laws of Hartford Investment Management Company, Hartford Investment Management Company’s business and affairs are overseen by its board of directors. In accordance with Hartford Investment Management Company’s certificate incorporation and by-laws, resolutions were adopted by a vote of the board of directors, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute and file with the U.S. Securities and Exchange Commission various documents, including this Application to seek an order of exemption pursuant to Section 17(c) of the Investment Company Act of 1940, as amended, and other regulatory filings in connection with this Application.

All requirements of the governing documents of Hartford Investment Management Company have been complied with in connection with the execution and filing of this Application for an exemption from Section 17(b) of the Investment Company Act of 1940, as amended, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.

Written Consent of the Board of Directors of Hartford Investment Management Company

WHEREAS, Talcott Resolution (“Talcott”) will apply for an order of exemption pursuant to Section 26(c) of the 1940 Act, approving the substitution of shares of certain investment portfolios with shares of the investment portfolios of the HIMCO Variable Insurance Trust (the “Substitution Order”); and

WHEREAS, Hartford Investment Management Company (“HIMCO”) will file with the SEC an application pursuant to Section 17(b) of the 1940 Act for an order of exemption pursuant to Section 17(b) of the 1940 Act from certain provisions of Section 17(a) of the 1940 Act to the extent necessary to permit HIMCO to enter into in-kind transfers of securities in connection with the substitution (the “Exemptive Application”);

IT IS THEREFORE RESOLVED, that the Board hereby approves the filing of the Exemptive Application on behalf of HIMCO, and any amendments thereto, with the SEC; and

FURTHER RESOLVED, that the appropriate officers of HIMCO are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out this resolution.

XIII.                    SIGNATURES

Date: April 21, 2015

Hartford Life Insurance Company

Hartford Life and Annuity Insurance Company

Hartford Life Insurance Company Separate Account Three

Hartford Life and Annuity Insurance Company Separate Account Three

Hartford Life Insurance Company Separate Account Seven

Hartford Life and Annuity Insurance Company Separate Account Seven

	By:	/s/ Lisa Proch, Esq.
Lisa Proch, Esq.
Vice President, Assistant General Counsel

Date: April 21, 2015	HIMCO Variable Insurance Trust

	By:	/s/ Brenda Page, Esq.
Brenda Page, Esq
Vice President and Chief Legal Officer

Date: April 21, 2015	Hartford Investment Management Company

By:	/s/ Brenda Page, Esq.
Brenda Page, Esq.
Vice President and Chief Legal Officer

XIV.                     VERIFICATIONS

The undersigned states that she has duly executed this Application, dated April 21, 2015, for and on behalf of Hartford Life Insurance Company, Hartford Life and Annuity Insurance Company, Hartford Life Insurance Company Separate Account Three, Hartford Life and Annuity Insurance Company Separate Account Three, Hartford Life Insurance Company Separate Account Seven, and Hartford Life and Annuity Insurance Company Separate Account Seven; that she is Vice President, Assistant General Counsel of each company or unit investment trust; and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true and to the best of her knowledge, information and belief.

By:	/s/ Lisa Proch, Esq.
Lisa Proch, Esq.
Vice President, Assistant General Counsel

The undersigned states that she has duly executed this Application, dated April 21, 2015, for and on behalf of HIMCO Variable Insurance Trust; that she is Vice President and Chief Legal Officer of the trust; and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true and to the best of her knowledge, information and belief.

By:	/s/ Brenda Page., Esq.
Brenda Page, Esq.
Vice President and Chief Legal Officer

The undersigned states that she has duly executed this Application, dated April 21, 2015, for and on behalf of Hartford Investment Management Company; that she is Vice President and Chief Legal Officer of the company; and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true and to the best of her knowledge, information and belief.

By:	/s/ Brenda Page., Esq.
Brenda Page., Esq.
Vice President and Chief Legal Officer